As filed with the Securities and Exchange Commission on August 11, 2006.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

World Energy Solutions, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7389	04-3474959
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

446 Main Street
Worcester, Massachusetts 01608
(508) 459-8100
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Richard Domaleski
President and Chief Executive Officer
446 Main Street
Worcester, Massachusetts 01608
(508) 459-8100
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jeffrey A. Stein, Esq. John H. Chory, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000	John Vettese Cassels Brock & Blackwell LLP Scotia Plaza, Suite 2100 40 King St. W. Toronto, Ontario M5H 3C2 (416) 869-5300	Philip D.A. Symmonds Joshua Goldstein, Esq. Torys LLP 237 Park Avenue New York, New York (212) 880-6000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)	Fee(2)
Common Stock, $0.0001 par value per share	$25,000,000	$2,675

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION PRELIMINARY PROSPECTUS DATED AUGUST 11, 2006

PROSPECTUS

Shares

Common Stock

We are offering          shares and the selling stockholders named in this prospectus are selling shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect the public offering price to be between $      and $      per share. Currently, no public market exists for the shares. We intend to apply to list our common stock on the Toronto Stock Exchange under the symbol “XWE.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to World Energy Solutions, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

We have granted the underwriters an over-allotment option to purchase up to an additional shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

We have also agreed to issue to the lead-managing underwriter warrants to purchase           shares (or           shares if the over-allotment option is exercised in full), exercisable at a price of $      per share for a period of 18 months following the one-year anniversary of the closing of the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2006.

Sprott Securities (USA) Limited

The date of this prospectus is          , 2006

Page

PROSPECTUS SUMMARY	1
RISK FACTORS	8
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	18
USE OF PROCEEDS	18
DIVIDEND POLICY	19
CAPITALIZATION	20
DILUTION	21
SELECTED CONSOLIDATED FINANCIAL DATA	22
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	24
THE BUSINESS	37
MANAGEMENT	53
PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS	61
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	62
ESCROWED SECURITIES	63
DESCRIPTION OF CAPITAL STOCK	64
SHARES ELIGIBLE FOR FUTURE SALE	67
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	69
UNDERWRITING	72
LEGAL MATTERS	74
EXPERTS	74
WHERE YOU CAN FIND MORE INFORMATION	75
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
Ex-3.1 Certificate of Incorporation
Ex-3.2 Bylaws
Ex-3.3 Form of Certificate of Amendment of Certificate of Incorporation
Ex-3.4 Form of Amended & Restated Certificate of Incorporation
Ex-3.5 Form of Amended & Restated By-laws
Ex-10.3 Note & Warrant Purchase Agreement
Ex-10.4 Subordinated Note due 2013
Ex-10.5 Voting Common Stock Purchase Warrant
Ex-10.6 Form of Common Stock Purchase Warrants
Ex-10.13 Offer letter agreement - Philip V. Adams
Ex-10.14 Offer letter agreement - James Parslow
Ex-10.15 Lease, dated September 8, 2004
Ex-10.16 Lease, dated June 21, 2006
Ex-23.1 Consent of UHY LLP
Ex-99.1 Consent of Person Named to Become a Director

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from or additional to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

THIRD PARTY AND MANAGEMENT INFORMATION

This prospectus includes market share information, industry data and forecasts obtained from independent industry publications, market research, surveys and other sources. Although we believe these sources to be reliable, we have not independently verified any of the data nor ascertained the underlying economic assumptions relied upon therein. Some data is also based on our management’s knowledge of the industry and our estimates and assumptions relating to the industry, some of which are derived from our management’s review of data from independent sources. Management’s knowledge of the industry has been developed through its experience and participation in the industry. Our management believes that its knowledge of the industry is accurate and its estimates and assumption are reasonable. However, certain of the information contained herein relating to the industry cannot be independently verified.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the risks of investing in shares of our common stock that we describe under “Risk Factors” and our consolidated financial statements and the related notes included at the end of this prospectus, before deciding to invest in shares of our common stock. Unless the context requires otherwise, references to “World Energy,” “the company,” “we,” “our” and “us” refer to World Energy Solutions, Inc. and our predecessor, Oceanside Energy, Inc.

The Company

World Energy is an energy brokerage company that has developed an online auction platform, the World Energy Exchange, through which energy consumers in the United States are able to purchase electricity and other energy resources from competing energy suppliers. We were founded in response to the restructuring of the electricity industry in some U.S. states, which are increasingly permitting energy consumers to choose their electricity supplier. While our core competency is brokering electricity, we adapted our World Energy Exchange auction platform to accommodate the brokering of natural gas, green power (i.e., electricity generated by renewable resources) and energy-related products. Since 2001, we have brokered over 23 billion kilowatt hours of electricity for energy consumers in North America on the World Energy Exchange. We are among the pioneering companies brokering electricity online and we are not aware of any competitor that has brokered more electricity online than we have. We are also considering adapting our World Energy Exchange auction platform to accommodate transactions in diesel, heating oil, propane and jet fuel. We are in the process of developing the World Green Exchange auction platform to accommodate green credit transactions.

At the core of our World Energy Exchange is an Anglo-Dutch reverse auction that, according to our estimates, has helped energy consumers to save up to 30% on their energy costs as compared to contracting at the utility rates. The auction creates a competitive bidding environment that is designed to cause energy suppliers to bid their prices down during the auction event in response to other competitive bids. The auction also creates a best and final “last bid blind” process to encourage energy suppliers to provide their best closing bid in the final moments of the auction event without knowledge of any other competing supplier’s closing bid.

The following is an example of the bid history page of the World Energy Exchange taken from a representative auction. Although we believe that this example is typical of the results energy consumers realize by using our auction platform, it is not necessarily indicative of all auctions on the World Energy Exchange.

There are approximately 175 competitive electricity, natural gas and wholesale electricity suppliers, and over 20 resellers and distributors whom we refer to as our channel partners, were registered on our World Energy Exchange, creating a robust community of potential bidders and strong competition for the provision of energy to energy consumers. Of these registered energy suppliers, approximately 35 had active contracts with energy consumers that were brokered through our World Energy Exchange as of June 30, 2006.

In 2005, the total electricity consumption by commercial, industrial and government, or CIG, energy consumers in the United States was approximately 2.3 trillion kilowatt hours according to the Department of Energy’s Information Administration. Assuming an average price of $0.075 per kilowatt hour for CIG energy consumers in the United States, this represents electricity purchases of approximately $170 billion. Of this amount, approximately 35%, or 805 billion kilowatt hours, is consumed in the 14 states and the District of Columbia where CIG energy consumers can choose their electricity supplier and the pricing of electricity is currently competitive. Retail energy analyst KEMA projects that if additional states and utility territories permit retail CIG electricity consumers to choose their energy suppliers and deregulate pricing to create competitive markets as announced, the market has the potential to grow by up to 47% to 1.18 trillion kilowatt hours by 2010 when there are expected to be 20 states and the District of Columbia that are both deregulated (i.e, the federal and state regulation has been restructured to permit consumers to choose their supplier) and competitive. According to KEMA, in 2005, electricity brokers typically charged a commission that ranged from $0.00045 to $0.003 per kilowatt hour and averaged $0.00186 per kilowatt hour.

CIG energy consumers located in regions that permit them to choose their electricity supplier generally have two options for purchasing electricity. They can either purchase electricity directly from their local utility at regulated rates or they can switch from their local utility to a competitive supplier. Based on KEMA statistics, in 2001, in states where CIG energy consumers could choose their suppliers, approximately 17% of the aggregate load (i.e, total usage) of these consumers had already switched to competitive suppliers, and by 2005 that share more than doubled to 39%.

The following chart sets forth the compound annual growth rate, or CAGR, of kilowatt hours consumed, for the three year period from 2003 through 2005 by:

•	the total U.S. CIG electricity market;

•	energy consumers who can choose their electricity supplier;

•	CIG energy consumers who switched from the incumbent utility to a competitive source of supply; and

•	switched CIG energy consumers who purchased through a broker.

Comparative Market Compound Annual Growth Rate
(2003-2005)

Sources:  Department of Energy’s Energy Information Administration; KEMA; World Energy Analysis

Growth Strategy

Our overall objective is to achieve a preeminent position as the exchange for executing transactions in energy and energy-related products. We seek to achieve our objective by expanding our community of channel partners, energy consumers and energy suppliers on our exchange and by broadening our exchange to include other geographic markets and other energy and energy-related markets, including wholesale transactions with utilities and the emerging green credits market. Key elements of our strategy include:

Continuing to Develop Channel Partner Relationships:  A significant majority of the energy consumers using our auction platform have been introduced to us through our channel partners. Our primary growth strategy is to focus on developing and increasing our number of channel partner relationships in an effort to expand the base of energy consumers using our auction platform and to increase the volume of energy procured on our World Energy Exchange.

Strengthening and Expanding Long-term Relationships with Government Agencies:  We intend to build on the relationships we have established with federal, state and local government agencies. In 2001, we first penetrated the government segment by brokering energy for the United States Federal Government’s General Services Administration, or GSA, as a subcontractor to channel partner Science Applications International Corporation, or SAIC. Working with SAIC, we have completed hundreds of auctions, resulting in dozens of procurements for GSA and its federal government electricity consumers in four states and for natural gas in 33 states.

Targeting Other Energy-Related Products:  While our core competence lies in electricity brokerage for CIG energy consumers, we intend to expand our brokerage services into new markets. To date, we have brokered 50 million decatherms of natural gas under contract under GSA’s Natural Gas Acquisition Program and continue to grow our natural gas brokering activities to support existing energy consumer relationships. At the request of participants on our auction platform we are also considering adapting our World Energy Exchange auction platform to accomodate transaction in diesel, heating oil, propane and jet fuel.

Brokering Energy-Related Products and Targeting Utilities:  We recently added the capability to auction energy-related products for a utility, and several auctions were closed for an aggregate of over 5.65 billion kilowatt hours of electricity for that utility. We believe that there is an opportunity for us to further expand our business operations to facilitate the exchange of energy-related products such as forward contracts and options for utilities.

Brokering Green Credits:  We also plan to expand our operations by entering the green credit market through our established relationships and growing reputation in the energy procurement marketplace. The brokerage of green credits would complement our current business and remains aligned with our focus on brokerage of cost-effective energy transactions. As countries attempt to reduce their environmental emissions in order to achieve compliance under the Kyoto Protocol and U.S.-based initiatives. We believe that the creation and trading of green credits will accelerate.

Risks

Our business is subject to a number of risks of which you should be aware before making an investment decision. For a discussion of factors you should consider before deciding to invest in our common stock, we refer you to the risks described below under the heading “Risk Factors,” including the following:

•	We have limited operating experience and a history of operating losses, and we may be subject to risks inherent in early stage companies, which may make it difficult for you to evaluate our business and prospects.

•	Our business is heavily influenced by how much regulated utility prices for energy are above or below competitive market prices for energy and, accordingly, any changes in regulated prices or cyclicality or volatility in competitive market prices heavily impacts our business.

•	The online brokerage of electricity and other energy-related products is a relatively new and emerging market and it is uncertain whether our reverse auction model will gain widespread acceptance.

•	We depend on a small number of key energy consumers for a significant portion of our revenue, many of which are government entities that have no obligation to use our auction platform or continue their relationship with us, and the partial or complete loss of business of one or more of these consumers could negatively affect our business.

•	We do not have contracts for fixed volumes with the energy suppliers who use our auction platform and we depend on a small number of key energy suppliers, and the partial or complete loss of one or more of these energy suppliers as a participant on our auction platform could undermine our ability to execute effective auctions.

•	We depend on our channel partners to establish and develop certain of our relationships with energy consumers and the loss of certain channel partners could result in the loss of certain key energy consumers.

•	If we are unable to rapidly implement some or all of our major strategic initiatives, our ability to maintain our market position may be negatively impacted.

Company Information

We commenced operations through an entity named Oceanside Energy, Inc., which was incorporated under the laws of the State of Delaware on September 3, 1996. We incorporated World Energy Solutions, Inc. under the laws of the State of Delaware under the name “World Energy Exchange, Inc.” on June 22, 1999, and on October 31, 1999, Oceanside became a wholly-owned subsidiary of World Energy Solutions, Inc. through a share exchange whereby Oceanside stockholders were given shares of common stock of World Energy in exchange for their Oceanside shares. Pursuant to a certificate of amendment filed on November 30, 1999, World Energy Exchange, Inc. changed its name to “World Energy Exchange.com, Inc.” and then back to “World Energy Exchange, Inc.” on November 2, 2000. World Energy Exchange, Inc. subsequently changed its name to World Energy Solutions, Inc. pursuant to a certificate of amendment filed on February 4, 2002. Oceanside was subsequently dissolved on May 18, 2006. We currently have no subsidiaries.

In addition, in connection with the offering we will adopt an amended and restated certificate of incorporation to, among other things, increase the authorized number of shares of common stock to shares, and we will amend and restate our by-laws.

Our registered and principal office is located at 446 Main Street, Worcester, Massachusetts, 01608, United States of America, and our telephone number is (508) 459-8100. Our website is located at www.worldenergy.com. Information on our website is not part of this prospectus.

THE OFFERING

Common stock offered by World Energy	shares

Common stock offered by the selling stockholders	shares. The selling stockholders include our employees (other than officers and directors), former employees and minority investors.
Common stock to be outstanding after this offering	shares ( shares if the over-allotment option is exercised in full).

Over-allotment option	The underwriters have been granted an over-allotment option, exercisable for a period of 30 days from the closing of the offering, to purchase up to a total of additional shares from us on the same terms as set out above solely to cover over-allotments, if any, and for market stabilization purposes.

Use of proceeds	The net proceeds to us from the offering (assuming an initial public offering price of $ per share), after deducting underwriting discount and the estimated expenses of the offering, are expected to be $ . We intend to use the net proceeds of the offering to us to pay outstanding indebtedness, to develop a green credits trading capability and for working capital and general corporate purposes, including potential acquisitions and strategic transactions. We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy	We do not currently intend to pay dividends on our shares of common stock, although our board of directors may, in its sole discretion, determine to pay dividends in the future.

Proposed Toronto Stock Exchange symbol	XWE

The number of shares of common stock to be outstanding after the offering is based on 52,783,248 shares of common stock outstanding as of June 30, 2006 after giving effect to the conversion of our non-voting common stock and preferred stock described elsewhere in this prospectus, plus the shares being issued in connection with this offering. Unless otherwise indicated, the information contained in this prospectus, including the information above:

•	Excludes 3,681,029 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2006, with a weighted average exercise price of $0.09 per share;

•	Excludes 1,519,307 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2006, with a weighted average exercise price of $0.18 per share, and shares ( shares if the over-allotment option is exercised in full) of common stock issuable upon exercise of the warrants being issued to the lead-managing underwriter in connection with this offering with an exercise price equal to the initial public offering price; and

•	Excludes an additional shares reserved for future stock option and award grants under our equity compensation plans (including the plan being approved in connection with this offering).

In addition, except where we state otherwise, the information in this prospectus assumes:

•	The adoption of our restated certificate of incorporation, which we refer to as our certificate of incorporation, and our amended and restated by-laws, which we refer to as our by-laws, to be effective upon the completion of this offering;

•	The conversion of all outstanding shares of non-voting common stock into 8,982,806 shares of common stock, and all outstanding shares of preferred stock into 10,433,504 shares of common stock, upon the closing of this offering;

•	No exercise of the underwriters’ over-allotment option; and

•	Pricing of the offering at the mid-point of the range.

All references to “$” are to United States dollars unless otherwise noted.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated statements of operations data for our fiscal years 2003 through 2005 and for the three months ended March 31, 2005 and March 31, 2006, and our summary consolidated balance sheet data as of December 31, 2005 and March 31, 2006. The financial data for the fiscal years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which appear elsewhere in this prospectus. The financial data as of and for the three months ended March 31, 2005 and March 31, 2006, are derived from our unaudited consolidated financial statements, which in the opinion of management contain all adjustments necessary for a fair presentation of the consolidated financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year.

The summary pro forma as adjusted consolidated balance sheet data reflects this offering, the expected use of proceeds from this offering and the conversion of our outstanding non-voting common stock and preferred stock into common stock. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006

Consolidated Statement of Operations Data:
Revenue	$2,474,699	$3,191,660	$4,673,987	$996,510	$1,204,931
Cost of revenue	872,647	563,972	648,410	174,641	222,558

Gross profit	1,602,052	2,627,688	4,025,577	821,869	982,373

Operating expenses:
Sales and marketing	1,781,173	1,814,799	2,649,786	655,655	694,964
General and administrative	557,910	710,462	995,703	189,236	309,312

Total operating expenses	2,339,083	2,525,261	3,645,489	844,891	1,004,276

Operating income (loss)	(737,031)	102,427	380,088	(23,022)	(21,903)
Other expense, net	(180,738)	(102,251)	(86,838)	(10,870)	(50,420)

Income (loss) before income taxes and extraordinary items	(917,769)	176	293,250	(33,892)	(72,323)
Income tax benefit	—	—	(754,000)	—	(31,900)

Income (loss) before extraordinary items	(917,769)	176	1,047,250	(33,892)	(40,423)
Extraordinary gain from debt extinguishment	—	1,062,775	—	—	—

Net income (loss)	(917,769)	1,062,951	1,047,250	(33,892)	(40,423)
Accretion of preferred stock issuance costs	(7,199)	(7,199)	(7,199)	(1,800)	(1,800)

Net income (loss) available to common stockholders	$(924,968)	$1,055,752	$1,040,051	$(35,692)	$(42,223)

			Pro Forma
	As of	As of	as adjusted
	December 31, 2005	March 31, 2006	March 31, 2006

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,584,066	$1,049,897	$
Total assets	3,787,842	3,719,919
Long-term liabilities	1,879,745	1,871,261
Series A redeemable convertible preferred stock	1,501,698	1,503,498
Total stockholders’ deficit	(938,883)	(987,130)

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus, including the consolidated financial statements and the related notes included at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We have limited operating experience and a history of operating losses, and we may be subject to risks inherent in early stage companies, which may make it difficult for you to evaluate our business and prospects.

We have a limited operating history upon which you can evaluate our business and prospects. We began assisting in energy transactions in 2001 and introduced our current auction model in April of that same year. Further, we have a history of losses and, at March 31, 2006, we had an accumulated deficit of approximately $3.8 million. We cannot provide any assurance that we will be profitable in any given period or at all. You must consider our business, financial history and prospects in light of the risks and difficulties we face as an early stage company with a limited operating history. In particular, our management may have less experience in implementing our business plan and strategy compared to our competitors, including our strategy to increase our market share and build our brand name. In addition, we may face challenges in planning and forecasting accurately as a result of our limited historical data and inexperience in implementing and evaluating our business strategies. Our inability to successfully address these risks, difficulties and challenges as a result of our inexperience and limited operating history may have a negative impact on our ability to implement our strategic initiatives, which may have a material adverse effect on our business, prospects, financial condition and results of operations.

Our business is heavily influenced by how much regulated utility prices for energy are above or below competitive market prices for energy and, accordingly, any changes in regulated prices or cyclicality or volatility in competitive market prices heavily impacts our business.

When energy prices increase in competitive markets above the price levels of the regulated utilities, energy consumers are less likely to lock-in to higher fixed price contracts in the competitive markets and so they are less likely to use our auction platform. Accordingly, reductions in regulated energy prices can severely negatively impact our business. Any such reductions in regulated energy prices over a large geographic area or over a long period of time would have a material adverse effect on our business, prospects, financial condition and results of operations. Similarly, cyclicality or volatility in competitive market prices that have the effect of driving those prices above the regulated utility prices will make our auction platform less useful to energy consumers and will negatively impact our business.

The online brokerage of electricity and other energy-related products is a relatively new and emerging market and it is uncertain whether our reverse auction model will gain widespread acceptance.

The emergence of competition in the electricity market and other energy-related products is a relatively recent development, and industry participants have not yet achieved consensus on how to most efficiently take advantage of the competitive environment. We believe that as the online energy brokerage industry matures, it is likely to become dominated by a relatively small number of competitors that can offer access to the largest number of competitive suppliers and consumers. Brokerage exchanges with the highest levels of transaction volume will likely be able to offer energy suppliers lower transaction costs and offer consumers better prices, which we believe will increasingly create competitive barriers for smaller online brokerage exchanges. For us to capitalize on our position as an early entrant into this line of business, we will need to generate widespread support for our reverse auction platform and continue to rapidly expand the scale of our operations. Other online auction or non-auction strategies may prove to be more attractive to the industry than our reverse auction model. If an alternative brokerage exchange model becomes widely accepted in the electricity industry and or the other energy-related industries we participate in, our business will fail.

We depend on a small number of key energy consumers for a significant portion of our revenue, many of which are government entities that have no obligation to use our auction platform or continue their relationship with us, and the partial or complete loss of business of one or more of these consumers could negatively affect our business.

We have an energy consumer base comprised primarily of large businesses and government organizations. Four of these energy consumers each accounted for over 10% individually and approximately 55% in the aggregate of our revenue for the three months ended March 31, 2006, and three of these energy consumers accounted for over 10% individually and approximately 49% in the aggregate of our revenue for the year ended December 31, 2005. Our government contracts are typically for multiple years but are subject to government funding contingencies and cancellation for convenience clauses. We do not have ongoing commitments from these energy consumers to purchase any of their incremental energy requirements utilizing our auction platform, and they are not prohibited from using competing brokerage services. The loss of any of these key energy consumers will negatively impact our revenue, particularly in the absence of our ability to attract additional energy consumers to use our service.

We do not have contracts for fixed volumes with the energy suppliers who use our auction platform and we depend on a small number of key energy suppliers, and the partial or complete loss of one or more of these energy suppliers as a participant on our auction platform could undermine our ability to execute effective auctions.

We do not have contracts for fixed volumes with any of the energy suppliers who use our auction platform. Five energy suppliers each accounted for over 10% individually and approximately 69% in the aggregate of our revenue for the three months ended March 31, 2006, and four of these energy suppliers each accounted for over 10% individually and approximately 57% in the aggregate of our revenue for the year ended December 31, 2005. The loss of any of these, or other significant, suppliers will negatively impact our operations, particularly in the absence of our ability to locate additional national suppliers. We do not have agreements with any of these suppliers preventing them from directly competing with us or utilizing competing services.

We depend on our channel partners to establish and develop certain of our relationships with energy consumers and the loss of certain channel partners could result in the loss of certain key energy consumers.

We rely on our channel partners to establish certain of our relationships with energy consumers. Our ability to maintain our relationships with our channel partners will impact our operations and revenue. We depend on the financial viability of our channel partners and their success in procuring energy consumers on our behalf. One of our channel partners was involved with contracts that accounted for approximately 68% of our revenue in the first quarter of 2006, and two of our channel partners were involved with contracts that accounted for over 10% individually and approximately 80% in the aggregate of our revenue for the year ended December 31, 2005. To the extent that a channel partner ceases to do business with us, or goes bankrupt, dissolves, or otherwise ceases to carry on business, we may lose access to that channel partner’s existing client base, in which case the volume of energy traded through the World Energy Exchange will be adversely affected and our revenue will decline.

If we are unable to rapidly implement some or all of our major strategic initiatives, our ability to maintain our competitive position may be negatively impacted.

Our strategy is to maintain and improve our competitive position by implementing certain key strategic initiatives in advance of competitors, including the following:

•	continuing to develop channel partner relationships;

•	strengthen and expand long-term relationships with government agencies;

•	target other energy-related markets;

•	broker energy-related products and target utilities; and

•	develop a green credits auction platform.

We cannot assure you that we will be successful in implementing any of these key strategic initiatives, or that our time to market will be sooner than that of competitors. Some of these initiatives relate to new services or products for which there are no established markets, or in which we lack experience and expertise. In addition, the execution of our growth strategies will require significant capital expenditures and management resources and may subject us to additional regulatory oversight.

If we are unable to rapidly implement some or all of our key strategic initiatives in an effective and timely manner, our ability to maintain and improve our competitive position may be negatively impacted, which would have a material and adverse effect on our business and prospects.

We currently derive substantially all of our revenue from the brokerage of electricity, and as a result our business is highly susceptible to factors affecting the electricity market over which we have no control.

We derived approximately 91% of 2005 revenue and 92% of first quarter 2006 revenue from the brokerage of electricity. Although we expect that our reliance on the brokerage of electricity will diminish as we implement our strategy to expand brokerage into other markets, we believe that our revenue will continue to be highly dependent on the level of activity in the electricity market for the near future. Our revenue is highly correlated to the volume of transactions in the electricity market. Transaction volume in the electricity market is subject to a number of variables, such as consumption levels, pricing trends, availability of supply and other variables. We have no control over these variables, which are affected by geopolitical events such as war, threat of war, terrorism, civil unrest, political instability, environmental or climatic factors and general economic conditions. We are particularly vulnerable during periods when energy consumers perceive that electricity prices are at elevated levels since transaction volume is typically lower when prices are high. Accordingly, if electricity transaction volume declines sharply, our results will suffer.

Our success depends on the widespread adoption of purchasing electricity from competitive sources.

Our success will depend, in large part, on the willingness of commercial, industrial and governmental, or CIG, energy consumers to embrace competitive sources of supply, and on the ability of our energy suppliers to consistently source electricity at competitive rates. In most regions of North America, energy consumers have either no or relatively little experience purchasing electricity in a competitive environment. Although electricity consumers in deregulated regions have been switching from incumbent providers to competitive sources, there can be no assurance that the trend will continue. In a majority of states and municipalities, including some areas which are technically “deregulated”, electricity is still provided by the incumbent local utility at subsidized rates or at rates that are too low to stimulate meaningful competition by other providers. In addition, extreme price volatility could delay or impede the widespread adoption of competitive markets. To the extent that competitive markets do not continue to develop rapidly our prospects for growth will be constrained. Also, there can be no assurance that trends in government deregulation of energy will continue or will not be reversed. Increased regulation of energy would significantly damage our business.

Even if our auction brokerage model achieves widespread acceptance as the preferred means to transact electricity and other energy-related products, we may be unsuccessful in competing against current and future competitors.

We expect that competition for online brokerage of electricity and other energy-related products will intensify in the near future in response to expanding restructured energy markets that permit consumer choice of energy sources and as technological advances create incentives to develop more efficient and less costly energy procurement in regional and global markets. The barriers to entry into the online brokerage marketplace are relatively low, and we expect to face increased competition from traditional off-line energy brokers, other established participants in the energy industry and online services companies that can launch online auction services that are similar to ours.

Many of our competitors and potential competitors have longer operating histories, better brand recognition and significantly greater financial resources than we do. The management of some of these competitors may have more experience in implementing their business plan and strategy and they may have pre-existing commercial or other relationships with large energy consumers and or suppliers which would give them a competitive advantage. Also, a key driver of our growth has been our ability to maintain acceptable margins while offering lower brokerage commission rates than those typically offered by traditional off-line brokers. We expect that as competition in the online marketplace increases, brokerage commissions for the energy industry will decline, which could have a negative impact on the level of brokerage fees we can charge per transaction and may reduce the relative attractiveness of our exchange services. We expect that our costs relating to marketing and human resources may increase as our competitors undertake marketing campaigns to enhance their brand names and to increase the volume of business conducted through their exchanges. We also expect many of our competitors to expend financial and other resources to improve their network and system infrastructure to compete more aggressively. Our inability to adequately address these and other competitive pressures would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our costs will increase significantly as we expand our business and in the event that our revenue does not increase proportionately, we could generate significant operating losses in the future.

We expect to significantly increase our operating expenses as we continue to expand our brokerage capabilities to offer additional energy-related products, increase our sales and marketing efforts, and develop our administrative organization. We also expect to incur increased costs as a result of being a publicly held company with shares listed on the Toronto Stock Exchange. As we seek to expand our business rapidly, we may incur significant operating losses. In addition, our budgeted expense levels are based, in significant part, on our expectations as to future revenue and are largely fixed in the short term. As a result, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue which could compound those losses in any given fiscal period.

We depend on the services of our senior executives and other key personnel, the loss of whom could negatively affect our business.

Our future performance will depend substantially on the continued services of our senior management and other key personnel. If any one or more of such persons leave their positions and we are unable to find suitable replacement personnel in a timely and cost efficient manner, our business may be disrupted and we may not be able to achieve our business objectives, including our ability to manage our growth and successfully implement our strategic initiatives. We do not have long-term employment agreements with our senior management or other key personnel and we do not have a non-competition agreement with our current chief executive officer.

We must also continue to seek ways to retain and motivate all of our employees through various means, including through enhanced compensation packages. In addition, we will need to hire more employees as we continue to implement our key strategy of building on our market position and expanding our business. Competition for qualified personnel in the areas in which we compete remains intense and the pool of qualified candidates is limited. Our inability to attract, hire and retain qualified staff on a cost efficient basis may have a material adverse effect on our business, prospects, financial condition, results of operations and ability to successfully implement our growth strategies.

We depend on third-party service and technology providers and any loss or break-down in those relationship could damage our operations significantly if we are unable to find alternative providers.

We depend on a number of third party providers for web hosting, elements of our online auction system, data management and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. There can be no assurance that any of these providers will be able to continue to provide these services without interruption and in an efficient, cost-effective manner or that they will be able to adequately meet our needs as our transaction volume increases. An interruption in or the cessation of such third-party services and our inability to make alternative arrangements in a timely manner, or at all, could have a material adverse effect on our business, financial condition and operating results. There is also no assurance that any agreements that we have in place with such third-party providers will be renewed, or if renewed, renewed on favorable terms.

Our business depends heavily on information technology systems the interruption or unavailability of which could materially damage our operations.

The satisfactory performance, reliability and availability of our exchange, processing systems and network infrastructure are critical to our reputation and our ability to attract and retain energy consumers and energy suppliers to the World Energy Exchange. Our efforts to mitigate systems risks may not be adequate and the risk of a system failure or interruption cannot be eliminated. Any unscheduled interruption in our services may result in an immediate, and possibly substantial, loss of revenue and damage to our reputation.

Our business also depends upon the use of the Internet as a transactions medium. Therefore, we must remain current with Internet use and technology developments. Our current technological architecture may not effectively or efficiently support our changing business requirements.

Any substantial increase in service activities or transaction volume on the World Energy Exchange and the development of the World Green Exchange may require us to expand and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to successfully do so, and any failure could have a material adverse effect on our business, results of operations and financial condition.

Breaches of online security could damage or disrupt our reputation and our ability to do business.

To succeed, online communications must provide a secure transmission of confidential information over public networks. Security measures that are implemented may not always prevent security breaches that could harm our business. Any compromise of our security could harm our reputation, cause users to lose confidence in our security systems and to not source their electricity using our auction platform and also subject us to lawsuits, sanctions, fines and other penalties. In addition, a party who is able to circumvent our security measures could misappropriate proprietary information, cause interruptions in our operations, damage our computers or those of our users, or otherwise damage our reputation and business. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. These issues are likely to become more difficult and costly as our business expands.

To the extent that we expand our operations into foreign markets, additional costs and risks associated with doing business internationally will apply.

To the extent we enter geographic markets outside of the United States, our international operations will be subject to a number of risks and potential costs, including:

•	different regulatory requirements governing the energy marketplace;

•	difficulty in establishing, staffing and managing international operations;

•	regulatory regimes governing the Internet and auctioneering that may limit or prevent our operations in some jurisdictions;

•	different and more stringent data privacy laws;

•	differing intellectual property laws;

•	differing contract laws that prevent the enforceability of agreements between energy suppliers and energy consumers;

•	the imposition of special taxes, including local taxation of our fees or of transactions through our exchange;

•	strong local competitors;

•	currency fluctuations; and

•	political and economic instability.

Our failure to manage the risks associated with international operations could limit the future growth of our business and adversely affect our operating results. We may be required to make a substantial financial investment and expend significant management efforts in connection with any international expansion.

The application of taxes including sales taxes and other taxes could negatively affect our business.

The application of indirect taxes (such as sales and use tax, value added tax, goods and services tax, business tax, and gross receipt tax) to e-commerce businesses and our users is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the Internet and e-commerce. In many cases, it is not clear how existing statutes apply to the Internet or e-commerce. In addition, some jurisdictions have implemented or may implement laws specifically addressing the Internet or some aspect of e-commerce. The application of existing or future laws could have adverse effects on our business.

Several proposals have been made at the United States state and local level that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of e-commerce, and could diminish our opportunity to derive financial benefit from our activities. The United States federal government’s moratorium on states and other local authorities imposing access or discriminatory taxes on the Internet is scheduled to expire in November 2007. This moratorium does not prohibit federal, state, or local authorities from collecting taxes on our income or from collecting taxes that are due under existing tax rules.

In conjunction with the Streamlined Sales Tax Project — an ongoing, multi-year effort by certain state and local governments to require collection and remittance of distant sales tax by out-of-state sellers — bills have been introduced in the U.S. Congress to overturn the Supreme Court’s Quill decision, which limits the ability of state governments to require sellers outside of their own state to collect and remit sales taxes on goods purchased by in-state residents. An overturning of the Quill decision would harm our users and our business.

The passage of new legislation and the imposition of additional tax requirements could increase the costs to energy suppliers and energy consumers using our auction platform and, accordingly, could harm our business. There have been, and will continue to be, ongoing costs associated with complying with the various indirect tax requirements in the numerous states, localities or countries in which we currently conduct or will conduct business.

Risks Related to the Regulatory Environment

U.S. federal or state legislative or regulatory reform of the current systems governing commodities or energy may affect our ability to conduct our business profitably.

Changes to the laws or regulations governing activities related to commodities trading or energy procurement, supply, distribution or sale, or transacting in energy-related products or securities could adversely affect the profitability of our brokerage operations or even our ability to conduct auctions. In addition, our future lines of business could subject us to additional regulation. Changes to the current regulatory framework could result in additional costs and expenses or prohibit certain of our current business activities or future business plans. We cannot predict the form any such legislation or rule making may take, the probability of passage, and the ultimate effect on us.

Failure to obtain required regulatory approval in foreign jurisdictions would prevent us from selling our services outside the United States.

Although our marketing efforts in jurisdictions outside of the United States have been limited to date, we intend in the future to market our services in non-U.S. markets. In order to market our brokerages services in foreign jurisdictions, we may be required to obtain regulatory approvals and comply with numerous and varying regulatory requirements. The applicable rules and approval procedures vary from country-to-country. We may not be able to obtain foreign regulatory approvals on a timely basis, if at all. Such regulatory requirements may impose barriers or constraints limiting our ability to build an efficient, competitive organization and may also limit our strategies for expanding internationally.

We will incur increased costs as a result of being a public company.

After this offering, as a public company, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering, including costs associated with our public company reporting requirements under the Securities Exchange Act of 1934 and Canadian securities laws. We anticipate that we will incur costs associated with corporate governance obligations, including requirements under the Sarbanes-Oxley Act, including, in particular, the need to establish an enhanced system of internal controls over financial reporting and to upgrade our financial and accounting systems. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs or the impact such costs may have on our results of operations.

Risks Relating to Intellectual Property

We may be unable to adequately protect our intellectual property, which could harm us and affect our ability to compete effectively.

We have taken certain limited steps to protect our proprietary information, however, we have not applied for any patents with respect to our auction platform and we have not registered any trademarks. The steps we have taken to protect our intellectual property may be inadequate to deter misappropriation of our proprietary information or deter independent development of similar technologies by others. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees, despite the existence of confidentiality agreements and other contractual restrictions. If our intellectual property rights are not adequately protected, we may not be able to commercialize our technologies, products or services and our competitors could commercialize similar technologies, which could result in a decrease in our sales and market share. We may be unable to detect the unauthorized use of, or take adequate steps to enforce, our intellectual property rights. In addition, certain of our trade names may not be eligible for protection if, for example, they are generic or in use by another party. Accordingly, we may be unable to prevent competitors from using trade names that are confusingly similar or identical to ours.

Our auction platform, services, technologies or usage of trade names could infringe the intellectual property rights of others, which may lead to litigation that could itself be costly, could result in the payment of substantial damages or royalties, and/or prevent us from using technology that is essential to our business.

Although no third party has threatened or alleged that our auction platform, services, technologies or usage of trade names infringe their patents or other intellectual property rights, we cannot assure you that we do not infringe the patents or other intellectual property rights of third parties.

Infringement and other intellectual property claims and proceedings brought against us, whether successful or not, could result in substantial costs and harm to our reputation. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could adversely affect our business, financial condition, and operating results. If our business is successful, the possibility may increase that others will assert infringement claims against us.

We use intellectual property licensed from third parties in our operations. There is a risk that such licenses may be terminated, which could significantly disrupt our business. In such an event, we may be required to spend significant time and money to develop a non-infringing system or process or license intellectual property that does not infringe upon the rights of that other person or to obtain a license for the intellectual property from the owner. We may not be successful in that development or any such license may not be available on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if we are successful in such litigation.

Certain of our trade names may not be eligible for protection if, for example, they are generic or in use by another party. It has come to our attention that there is another company operating under the name World Energy Solutions, Inc. We cannot assure that this company will not seek to challenge our right to the use of our name. We may be unable to prevent competitors from using trade names that are confusingly similar or identical to ours.

Risks Relating to this Offering and Ownership of Our Common Stock

Because there has not been a public market for our common stock and our stock price may be volatile, you may not be able to resell your shares at or above the initial offering price.

Prior to this offering, you could not buy or sell our common stock publicly. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile following this offering. The market for early stage Internet and technology stocks has been extremely volatile. The following factors, many of which are outside of our control, could cause the market price of our common stock to decrease significantly from the price you pay in this offering:

•	loss of any of the major energy consumers using our auction platform;

•	departure of key personnel;

•	variations in our quarterly operating results;

•	announcements by our competitors of significant contracts, new transaction capabilities, enhancements, lower fees, acquisitions, distribution partnerships, joint ventures or capital commitments;

•	changes in governmental regulations and standards affecting the energy industry and our products, including implementation of additional regulations relating to consumer data privacy;

•	decreases in financial estimates by equity research analysts;

•	sales of common stock or other securities by us in the future;

•	decreases in market valuations of Internet or technology companies; and

•	fluctuations in stock market prices and volumes.

In the past, securities class action litigation often has been initiated against a company following a period of volatility in the market price of the company’s securities. If class action litigation is initiated against us, we will incur substantial costs and our management’s attention will be diverted from our operations. All of these factors could cause the market price of our stock to decline, and you may lose some or all of your investment. Also due to the size of the offering and market capitalization of our shares, and the fact that we will only be publicly traded in Canada, the market for our common stock may be volatile and may not afford a high level of liquidity.

Future sales of our common stock by existing stockholders could cause our stock price to decline.

If our existing stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of common stock could also depress the market price of our common stock. Substantially all of our existing stockholders prior to this offering are subject to lock-up agreements with the underwriters that restrict their ability to transfer their stock for at least 365 days after the date of this prospectus. Upon expiration of the lock-up agreements, an additional          shares of our common stock will be eligible for sale in the public market. In addition, we intend to file registration statements with the SEC covering (a) substantially all of the shares of our common stock acquired upon option exercises prior to the closing of this offering, other than shares we believe are eligible for sale pursuant to Rule 144(k) under the U.S. Securities Act of 1933, as amended, as of the time of filing, (b) all of the shares subject to options outstanding, but not exercised, as of the closing of this offering, and (c) all of the shares available for future issuance under our stock incentive plans upon the closing of this offering. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse and our stockholders are able to sell shares of our common stock into the market. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment in our shares of common stock.

Massachusetts Capital Resource Company holds certain piggy-back and demand registration rights with respect to 600,000 shares. The lead-managing underwriter has piggy-back registration rights with respect to the          shares issuable upon exercise of the warrants being issued to it in connection with this offering. In the event that the holders of registration rights were to exercise such rights, upon registration of the shares of our common stock in connection with any such exercises, sales of a substantial number of shares of our common stock in the applicable public market could occur. Such sales, or the perception in such market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Our auditors identified a material weakness in our internal control over financial reporting as of December 31, 2005

In a letter dated August 2, 2006, our external auditors, UHY LLP, advised us that they were concerned that as of and for the year ended December 31, 2005, we were operating without an experienced principal accounting/financial officer with sufficient knowledge of accounting principles generally accepted in the United States, SEC financial reporting issues, internal controls, and other complex accounting and reporting issues, and that the lack of such an officer constituted a “material weakness” in our internal control over financial reporting as of December 31, 2005. A “material weakness” is a control deficiency or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement in the financial statements or related disclosures will not be prevented or detected. As a public company we will become subject to Section 404 of the Sarbanes-Oxley Act. Compliance with Section 404 will result in the incurrence of significant costs, the commitment of time and operational resources and the diversion of management’s attention. If our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s evaluation or on the effectiveness of our internal controls, our business may be harmed. Market perception of our financial condition and the trading price of our stock may also be adversely affected and customer perception of our business may suffer.

We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree.

Substantially all of our net proceeds from this offering will be used, as determined by management in its sole discretion, for repayment of debt, to develop a green credits trading capability, and for working capital and general corporate purposes, including for possible acquisitions and strategic transactions complementary to our existing operations. Except with respect to the repayment of debt, we have not, however, determined the allocation of those net proceeds among various uses described in this prospectus. Our management will have broad discretion over the use and investment of these net proceeds of this offering and, accordingly, you will need to rely upon the judgment of our management with respect to our use of these net proceeds, with only limited information concerning management’s specific intentions. You will not have the opportunity, as part of your investment decision, to assess whether our proceeds are being used appropriately. Pending application of our proceeds, they may be placed in investments that do not produce income or that lose value.

Our directors and executive officers will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.

We anticipate that our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own up to     % of our outstanding common stock following the completion of this offering. In particular, Richard Domaleski, our president and chief executive officer, will beneficially own up to     % of our outstanding common stock following the completion of this offering. Our executive officers, directors and affiliated entities, if acting together, would be able to control or influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and may affect the market price of our common stock.

Our corporate documents and Delaware law make a takeover of our company more difficult, we have a classified board of directors and certain provisions of our certificate of incorporate require a super-majority vote to amend, all of which may prevent certain changes in control and limit the market price of our common stock.

Our charter and by-laws and Section 203 of the Delaware General Corporation Law contain provisions that might enable our management to resist a takeover of our company. Additionally, we have a classified board of directors such that our directors serve staggered three-year terms and do not all stand for re-election every year. Additionally, certain provisions of our certificate of incorporation, including those setting forth the classified board, require a super-majority vote of stockholders to amend. These provisions might discourage, delay or prevent a change in the control of our company or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $      per share, because the price that you pay will be substantially greater than the adjusted net tangible book value per share of common stock that you acquire. This dilution is due to the fact that we have experienced losses in the past resulting in a net tangible asset deficiency prior to giving effect to this offering.

If the outstanding options to purchase our common stock are exercised, you will experience additional dilution.

In the event we are not required to continue to file periodic reports with the SEC, following this offering we may choose not to do so, which would limit the information available about us in the United States, and because we are not listing on a United States exchange, we do not have the same disclosure and corporate governance obligations as a company that is so listed.

Under United States securities laws, we are required to file informational reports about us with the SEC, including periodic reports on Forms 10-K and 10-Q and current reports on Form 8-K, following the effectiveness in the United States of the registration statement of which this prospectus is a part. However, unless we list our shares on a market located in the United States, our obligation to file those reports will be suspended as to any year in the event that our shares are held by fewer than 300 stockholders of record as of the beginning of that year. In such an event, we may choose not to file those reports and the information you would thereafter receive about us would be limited. We may choose not to file those reports for cost or other reasons. In addition, in the event we are not required to be a reporting issuer under the Securities Exchange Act we will no longer be subject to certain rules intended to protect U.S. investors, such as the Sarbanes-Oxley Act. Our determination not to file those reports could have the result of limiting the market for our shares, and thereby have a negative effect on our stock price.

We are registering the shares being issued in connection with this offering on the Toronto Stock Exchange and not any U.S. exchange. Because we are not planning to list on any U.S. exchange, we will not have the same disclosure and corporate governance obligations as companies that are listed on a U.S. exchange.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects and plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the expectations underlying any of our forward-looking statements are reasonable, these expectations may prove to be incorrect and all of these statements are subject to risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections or expectations prove incorrect, actual results, performance or financial condition may vary materially and adversely from those anticipated, estimated or expected. The sections of this prospectus entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “The Business”, as well as other sections of this prospectus, discuss some of the factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $      million, assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate the net proceeds will be approximately $      million. A $     increase (or decrease) in the assumed initial public offering price of $      per share would increase (or decrease, as the case may be) the net proceeds to us from

this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use our net proceeds of the offering as follows: approximately $2.0 million to pay the principal and interest under an outstanding promissory note to the Massachusetts Capital Resource Company (as described below); between $3.0 million to $5.0 million to develop a green credits trading capability; and the balance for working capital and general corporate purposes, including potential acquisitions and strategic transactions.

The promissory note issued to the Massachusetts Capital Resource Company in November of 2005 that is being repaid bears interest at the rate of 10% per year and is due in quarterly installments of $125,000 commencing September 30, 2009 through its maturity on June 30, 2013. Of the funds borrowed from Massachusetts Capital Resource Company, $500,000 was used to repay debt owed to Silicon Valley Bank.

This expected use of the net proceeds of this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, and we may decide to reallocate funds in response to business conditions, opportunities and circumstances.

Pending the application of the net proceeds of the offering as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. Our current intention is to retain earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005 and March 31, 2006. The March 31, 2006 information is presented:

•	on an actual consolidated basis; and

•	on a pro forma as adjusted basis to give effect to this offering, the expected use of proceeds from this offering and the conversion of our outstanding non-voting common stock and preferred stock into common stock.

You should read this information together with our consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” appearing elsewhere in this prospectus.

		As of March 31, 2006
	As of December 31,		Pro forma
	2005	Actual	as adjusted

Cash and cash equivalents	$1,584,066	$1,049,897	$

Series A redeemable convertible preferred stock	$1,501,698	$1,503,498	$

Long-term liabilities	1,879,745	1,871,261

Stockholders’ equity (deficit)
Share capital	2,923,344	2,928,020
Treasury stock	(151,953)	(164,453)
Accumulated deficit	(3,710,274)	(3,750,697)

Total stockholders’ equity (deficit)	(938,883)	(987,130)

Total capitalization	$2,442,560	$2,387,629	$

MCRC Indebtedness and Warrants

In November 2005, we issued a $2.0 million subordinated note to Massachusetts Capital Resource Company, or MCRC, that bears interest at the rate of 10% per year and is due in quarterly installments of $125,000 commencing September 30, 2009 through its maturity on June 30, 2013. We intend to use approximately $2.0 million of our net proceeds from the offering to pay in full the outstanding principal and interest of the note held by MCRC. We also issued a warrant to MCRC in connection with the issuance of the note. The warrant is exercisable for 600,000 shares of common stock at a price of $0.40 per share until June 30, 2013.

DILUTION

If you invest in our common stock, your interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. The net tangible book deficit of our common stock as of March 31, 2006 was $(0.99) million, or approximately $(0.02) per share. Net tangible book deficit per share represents the amount of stockholders’ deficit divided by 39,953,008 shares of common stock outstanding at that date.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering and the use of such proceeds to repay debt as described herein. After giving effect to our sale of           shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $      per share, our pro forma net tangible book value as of March 31, 2006 would have been $      million, or approximately $      per share. This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution in net tangible book value of $      per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share
Net tangible book value per share as of March 31, 2006	$(0.02)
Increase per share attributable to new investors

Pro forma net tangible book value per share at March 31, 2006 after giving effect to this offering

Dilution per share to new investors

Assuming the exercise in full of the underwriters’ over-allotment option, our pro forma net tangible book value at March 31, 2006 would have been approximately $      per share, representing an immediate increase in the pro forma net tangible book value of $      per share to our existing stockholders and an immediate increase in net tangible book value of $      per share to new investors.

The following table summarizes, on a pro forma basis, as of March 31, 2006, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $      per share, before deducting underwriting discounts and commissions and estimated offering expenses.

					Average
	Shares Purchased		Total Consideration		Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders	50,386,512		$4,007,799		$0.08
New investors

Total

SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data for the periods presented. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the fiscal years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005 are derived from the audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2001 and 2002, and the consolidated balance sheet data at December 31, 2001, 2002 and 2003 are derived from our unaudited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of and for the periods ended March 31, 2005 and March 31, 2006 are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in future periods.

	For the Years Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006

Consolidated Statement of Operations Data:
Revenue	$259,876	$1,627,286	$2,474,699	$3,191,660	$4,673,987	$996,510	$1,204,931
Cost of revenue	260,686	795,367	872,647	563,972	648,410	174,641	222,558

Gross profit (loss)	(810)	831,919	1,602,052	2,627,688	4,025,577	821,869	982,373
Operating expenses:
Sales and marketing	452,104	1,485,410	1,781,173	1,814,799	2,649,786	655,655	694,964
General and administrative	567,034	577,371	557,910	710,462	995,703	189,236	309,312

Total operating expenses	1,019,138	2,062,781	2,339,083	2,525,261	3,645,489	844,891	1,004,276

Operating income (loss)	(1,019,948)	(1,230,862)	(737,031)	102,427	380,088	(23,022)	(21,903)
Other expense, net	(109,431)	(272,866)	(180,738)	(102,251)	(86,838)	(10,870)	(50,420)

Income (loss) before income taxes & extraordinary items	(1,129,379)	(1,503,728)	(917,769)	176	293,250	(33,892)	(72,323)
Income tax expense (benefit)	—	—	—	—	(754,000)	—	(31,900)

Income (loss) before extraordinary items	(1,129,379)	(1,503,728)	(917,769)	176	1,047,250	(33,892)	(40,423)
Extraordinary gain from debt extinguishment	—	—	—	1,062,775	—	—	—

Net income (loss)	(1,129,379)	(1,503,728)	(917,769)	1,062,951	1,047,250	(33,892)	(40,423)
Accretion of preferred stock issuance costs	—	—	(7,199)	(7,199)	(7,199)	(1,800)	(1,800)

Net income (loss) available to common stockholders	$(1,129,379)	$(1,503,728)	$(924,968)	$1,055,752	$1,040,051	$(35,692)	$(42,223)

Net income (loss) available to common stockholders per share:
Basic Voting	$(0.04)	$(0.05)	$(0.03)	$0.02	$0.02	$—	$—
Basic Non-Voting	—	—	(0.03)	0.02	0.02	—	—
Diluted Voting and Non-Voting	(0.04)	(0.05)	(0.03)	0.02	0.02	—	—
Weighted average shares outstanding — Basic:
Voting Common Stock	30,129,260	30,340,029	30,105,188	32,058,759	33,049,472	32,374,126	32,374,126
Non-Voting Common Stock	—	—	339,726	2,880,592	6,778,327	6,736,135	6,813,353

Voting Common Stock-Basic	30,129,260	30,340,029	30,444,914	34,939,351	39,827,799	39,110,261	39,187,479

Weighted Average Shares Outstanding — Diluted:	30,129,260	30,340,029	30,444,914	52,045,145	55,454,585	39,110,261	39,187,479

Pro forma net earnings (loss) per share available to common stockholders					$0.02		$—
Pro forma weighted average shares outstanding:
Basic					50,261,303		49,620,983
Diluted					55,454,585		54,494,841

						Three Months
	For the Years Ended December 31,					Ended March 31,
	2001	2002	2003	2004	2005	2006

Consolidated Balance Sheet Data:
Cash and cash equivalents	$(28,523)	$263,531	$220,796	$49,389	$1,584,066	$1,049,897
Working capital	(582,947)	(999,592)	(2,051,277)	(882,162)	1,372,542	1,298,302
Total assets	866,685	1,141,337	934,635	941,688	3,787,842	3,719,919
Long-term liabilities	1,544,122	3,835,283	25,565	150,368	1,879,745	1,871,261
Series A redeemable convertible preferred stock	—	—	1,487,300	1,494,499	1,501,698	1,503,498
Accumulated deficit	(3,398,959)	(4,902,707)	(5,820,475)	(4,747,524)	(3,710,274)	(3,750,697)
Total stockholders’ deficit	$(1,258,800)	$(2,669,421)	$(3,485,026)	$(2,241,134)	$(938,883)	$(987,130)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

World Energy is an energy brokerage company that has developed an online auction platform, the World Energy Exchange. We bring energy suppliers and commercial, industrial and government, or CIG, energy consumers together in the virtual marketplace, often with the assistance of channel partners. Our auction platform, the World Energy Exchange, is an online reverse auction supplemented with information about market rules, pricing trends, energy consumer usage and load profiles. Our procurement staff uses this auction platform to conduct auctions, analyze results, guide energy consumers through contracting, and track their contracts, sites, accounts and usage history. While our core competency is brokering electricity, we have adapted our World Energy Exchange auction platform to accommodate the brokering of natural gas, green power (i.e., electricity generated by renewable resources) and energy-related products. To date we have focused on CIG energy consumers.

We expect our operating expenses to increase in the future. In 2006, we hired additional staff to pursue the development of our channel partner network and expand the base of energy consumers using our auction platform. We have also hired additional staff for our back office functions to accommodate this growth and expansion into brokerage of additional energy-related products. We also expect there to be significant additional general and administrative expense associated with being a public company reporting in both the United States and Canada. We expect these additional costs to have a short term material and adverse effect during fiscal 2006 and 2007 and to permanently increase our general and administrative expenses on a going-forward basis.

Operations

Revenue

We receive a monthly commission on energy sales contracted through our online auction platform from each energy supplier based on the energy usage generated and transacted between the energy supplier and energy consumer. Our commissions are not based on the retail price for electricity; rather they are based on the energy usage generated and transacted between the energy supplier and energy consumer multiplied by our contractual commission rate. Revenue from commissions is recognized as earned on a monthly basis over the life of each contract as energy is consumed. We record brokerage commissions based on actual usage data obtained from the energy supplier for that accounting period or, to the extent actual usage data is not available, based on the estimated amount of electricity and gas delivered to the energy consumers for that accounting period. We develop our estimates on a quarterly basis based on the following criteria: payments received prior to the issuance of the financial statements; usage updates from energy suppliers; and usage data from utilities. We regularly evaluate our estimates and underlying assumptions based upon our historical experience and various other factors that we believe to be reasonable under the circumstances. To the extent actual results differ from those estimates, adjustments will be made in the period in which the difference is determined.

Historically, our revenue and operating results have varied from quarter-to-quarter and are expected to continue to fluctuate in the future. These fluctuations are primarily due to energy usage, particularly electricity, having higher demand in our second and third quarters and lower demand during our fourth and first quarters. In addition, the activity levels on the World Energy Exchange can fluctuate due to a number of factors, including geopolitical events, weather conditions and market prices. To the extent these factors affect the purchasing decisions of energy consumers, our future results of operations may be affected.

Contracts are signed for a variety of term lengths, with a one year contract term being typical for commercial and industrial energy consumers, and government contracts typically having two to three year terms. Our revenue has grown over the last three years through new participants utilizing our World Energy Exchange as well as increases associated with renewal contracts.

Cost of revenue

Cost of revenue primarily consists of:

•	salaries, commissions and other employee-related costs associated with our supply desk function, which are directly related to the development and production of the online auction and maintenance of market related data on our auction platform;

•	amortization of capitalized costs associated with our auction platform; and

•	allocated facilities, depreciation and other related overhead.

Sales and marketing

Sales and marketing expenses consist primarily of:

•	third party commission expenses to our channel partners;

•	salaries, commissions and other employee-related costs related to sales and marketing personnel;

•	travel and related expenses;

•	general marketing costs such as trade shows and marketing materials; and

•	allocated facilities, depreciation and other related overhead.

While third party and sales commission expense vary as a function of revenue from period-to-period, we expect increases in non-commission sales and marketing expenses as we plan to increase the size of our sales and marketing staff within our government and channel partner groups, expand our geographic reach through the opening of additional sales offices within the United States and launch new business initiatives.

General and administration

General and administrative expenses consist primarily of:

•	salaries, benefits and stock-based compensation related to general and administrative personnel;

•	accounting, legal and other professional fees; and

•	allocated facilities, depreciation and other related overhead.

Other income (expense)

Other income (expense) consists primarily of:

•	interest expense on our $500,000 line of credit with a bank that matured on December 14, 2005 and our $2.0 million subordinated note payable to Massachusetts Capital Resource Company; and

•	interest expense related to capital leases.

Income tax benefit

Income tax benefit primarily relates to the partial reversal of our valuation allowance in 2005 against our previously established deferred tax assets. A valuation allowance was provided against the deferred tax assets generated in prior years due to uncertainty regarding the realization of those deferred tax assets, primarily net operating loss carryforwards, in the future.

Results of Operations

The following table sets forth certain items as a percent of revenue for the periods presented:

				For the Three Months Ended
	For the Year Ended December 31,			March 31,
	2003	2004	2005	2005	2006
				(Unaudited)

Revenue	100%	100%	100%	100%	100%
Cost of revenue	35	18	14	18	18

Gross profit	65	82	86	82	82
Operating expenses:
Sales and marketing	72	57	57	66	58
General and administrative	23	22	21	19	26

Operating income (loss)	(30)	3	8	(3)	(2)
Other income (expense)	(7)	(3)	(2)	(1)	(4)
Income tax benefit	—	—	(16)	—	(3)
Extraordinary gain from debt extinguishment	—	33	—	—	—
Net income (loss)	(37)%	33%	22%	(4)%	(3)%

Comparison of the Three Months Ended March 31, 2005 and 2006

Revenue

	For the Three Months
	Ended March 31,		Increase
	2005	2006	(Decrease)

Revenue	$996,510	$1,204,931	$208,421	21%

Revenue increased by $208,421 or 21%, primarily due to increased auction activity being conducted on the exchange. These increases were primarily due to the increase to 19 channel partners as of March 31, 2006 from 10 as of March 31, 2005 and the addition of new government procurements. Of those channel partners, 12 had successfully contributed to our revenue by brokering transactions over the exchange in the first quarter of 2006 as compared to 10 in the first quarter of 2005. In addition, our 2006 revenue for this period benefited from a procurement contract with the Commonwealth of Massachusetts which was entered into in December 2005.

Cost of revenue

	For the Three Months Ended March 31,
	2005		2006
	$	% of Revenue	$	% of Revenue	Increase (Decrease)

Cost of revenue	$174,641	18%	$222,558	18%	$47,917	27%

The 27% increase in cost of revenue related to the three month period ended March 31, 2006 as compared to the same period in 2005 was substantially due to an increase in employee and employee-related costs associated with the growth of our business. Cost of revenue as a percent of revenue remained relatively constant.

Operating expenses

	For the Three Months Ended March 31,
	2005		2006
	$	% of Revenue	$	% of Revenue	Increase (Decrease)

Sales and marketing	$655,655	66%	$694,964	58%	$39,309	6%
General and administrative	189,236	19	309,312	26	120,076	63

Total operating expenses	$844,891	85%	$1,004,276	84%	$159,385	19%

The 6% increase in sales and marketing expense for the three month period ended March 31, 2006 as compared to the same period in 2005 was primarily due to an increase in employee and employee-related costs. Sales and marketing expense as a percentage of revenue during such period decreased 8% substantially due to the increase in revenue discussed above, partially offset by the increase in employee and employee-related costs.

The 63% increase in general and administrative expense related to the three month period ended March 31, 2006 was primarily due to employee-related and consulting costs as we increased staffing in all functional areas. General and administrative expenses as a percent of revenue increased 7% substantially due to the cost increases noted above, partially offset by the 21% increase in revenue.

Other income (expense)

Interest expense increased approximately $52,000, or 475%, during the three months ended March 31, 2006 primarily due to our $2.0 million, 10% Subordinated Note financing with Massachusetts Capital Resource Corporation on November 7, 2005, referred to herein as the MCRC note. This note replaced a $500,000 revolving line of credit with a bank that bore interest at the then effective prime rate plus 1%. The increase in interest expense was partially offset by an increase in interest income earned on the invested portion of the proceeds from this borrowing.

Income tax benefit

We recorded an income tax benefit of approximately $32,000 for the three months ended March 31, 2006 reflecting an expected effective federal and state tax rate of 44%. We did not record an income tax benefit for the three months ended March 31, 2005. A valuation allowance was provided against the tax benefit generated during this period due to uncertainty regarding the realization of the net operating loss in the future.

Net income (loss)

We reported a net loss for the three months ended March 31, 2006 of approximately $40,000 compared to a net loss of approximately $34,000 in 2005. The increase in net loss in 2006 versus 2005 is primarily due to the increases in operating expenses and net interest expense, which were substantially offset by the increase in revenue.

Comparison of the Years Ended December 31, 2004 and 2005

Revenue

	For the Years Ended December 31,
	2004	2005	Increase (Decrease)

Revenue	$3,191,660	$4,673,987	$1,482,327	46%

Revenue increased approximately $1.5 million, or 46%, in 2005 primarily due to an increase in auction activity being conducted on the World Energy Exchange. The increase was substantially due to the increase to 15 channel partners at the end of 2005 from 10 at the end of 2004. Of those channel partners, 10 had successfully contributed to our revenue by brokering transactions over the World Energy Exchange in 2005, compared to eight in 2004. In addition, we benefited from a full year of revenue from the State of Maryland procurement in 2005, which was contracted in June 2004, and in December 2004, the second largest procurement in our history using our auction platform was completed by the District of Columbia.

Cost of revenue

	For the Years Ended December 31,
	2004		2005
	$	% of Revenue	$	% of Revenue	Increase (Decrease)

Cost of revenue	$563,972	18%	$648,410	14%	$84,438	15%

The 15% increase in cost of revenue in 2005 was substantially due to employee-related costs within the supply desk function and, to a lesser extent, increased amortization of capitalized software costs and occupancy costs. Cost of revenue as a percent of revenue decreased 4% primarily due to the 46% increase in revenue partially offset by the cost increases discussed above.

Operating expenses

	For the Years Ended December 31,
	2004		2005
	$	% of Revenue	$	% of Revenue	Increase (Decrease)

Sales and marketing	$1,814,799	57%	$2,649,786	57%	$834,987	46%
General and administrative	710,462	22	995,703	21	285,241	40

Total operating expenses	$2,525,261	79%	$3,645,489	78%	$1,120,228	44%

The 46% increase in sales and marketing expense in 2005 was primarily due to third party commissions due our channel partners and, to a lesser extent, employee-related costs, including internal commissions and payroll and increased occupancy costs. Sales and marketing expenses as a percentage of revenue was flat year over year as the percentage increase in revenue in 2005 resulted in a corresponding percentage increase in commission expenses.

The 40% increase in general and administrative expense in 2005 was primarily due to compliance related costs, including legal and accounting services, employee-related costs and recruiting and human resource costs. These cost increases were all related to developing and enhancing our internal processes including general business matters, auditing expense and staff requirements, retention and recruitment. General and administrative expenses as a percentage of revenue decreased 1% primarily due to the increase in revenue substantially offset by the 40% increase in costs discussed above.

Other income (expense)

Other income (expense) decreased approximately $15,000, or 15%, in 2005 primarily due to a decrease in interest expense on our capital leases and a decrease in interest expense related to an obligation to a securing party of our bank debt. These decreases were partially offset by interest on the MCRC note and increases in the effective borrowing rate on our $500,000 revolving line of credit with a bank.

Income tax

We recorded an income tax benefit during the fourth quarter in 2005 as we determined that it was more likely than not that a portion of our deferred tax assets would be benefited against expected future income. We did not record an income tax provision for the year ended December 31, 2004 as income (loss) before income taxes and extraordinary items was substantially offset by net operating loss carryforwards of approximately $3.2 million and a valuation allowance was provided against our deferred tax assets. At December 31, 2005, we had gross deferred tax assets of approximately $1.4 million, against which a valuation allowance of approximately $639,000 had been applied. Gross deferred tax liabilities of approximately $40,000 were applied against the net deferred tax asset. Prior to December 31, 2005, we had determined that it was not more likely than not that we would be able to benefit from our deferred tax assets in the future. At December 31, 2005, we reassessed the recoverability of these deferred tax items both on recent operating history and forecasts for the next three years and determined that a portion of our deferred tax assets would, more likely than not, be recoverable in the future. As a result, we recognized a tax benefit of approximately $754,000 for the year ended December 31, 2005.

Net income

We reported net income for the year ended December 31, 2005 of $1,047,250 compared to net income of $1,062,951 in 2004. The decrease in net income in 2005 versus 2004 is primarily due to the $1,062,775 extraordinary gain from debt extinguishment in 2004 with no similar gain in 2005. This decrease was substantially offset by the $754,000 tax benefit resulting from the release of a portion of the valuation allowance related to our deferred tax assets and, to a lesser extent, the approximate $278,000 increase in operating income resulting from the increased revenue and improvement in the gross margin percentage in 2005 as compared to 2004.

Comparison of the Years Ended December 31, 2003 and 2004

Revenue

	For the Years Ended December 31,
	2003	2004	Increase (Decrease)

Revenue	$2,474,699	$3,191,660	$716,961	29%

Revenue increased $716,961, or 29%, in 2004 primarily due to an increase in auction activity being conducted on the exchange. The increase was substantially due to the increase to 10 channel partners at the end of 2004 from six at the end of 2003. Of those channel partners, eight had successfully contributed to our revenue by brokering transactions over the exchange in 2004, compared to five in 2003. In addition, the State of Maryland used our auction platform for the first time to procure electricity. This two year contract provided revenue for the second half of 2004, all of 2005 and the first half of 2006.

Cost of revenue

	For the Years Ended
	December 31,
	2003		2004
	$	% of Revenue	$	% of Revenue	Increase (Decrease)

Cost of revenue	$872,647	35%	$563,972	18%	$(308,675)	(35%)

The $308,675, or 35%, decrease in cost of revenue in 2004 was substantially due to a $250,000 impairment charge related to capitalized software in 2003 and an approximate $225,000 decrease in software amortization in 2004 versus 2003. These decreases were partially offset by an increase in employee-related costs as we built out our supply desk function in 2004. In 2003, we implemented our own auction platform after leasing a solution from a third party. We discontinued our use of the third party’s platform prior to the end of its lease resulting in a $250,000 impairment charge to write down certain acquired software to its fair value. This impairment resulted in the decrease in software amortization costs in 2004. Cost of revenue as a percent of revenue decreased 17% primarily due to the 35% decrease in cost of revenue and the 29% increase in revenue.

Operating expenses

	For the Years Ended December 31,
	2003		2004
	$	% of Revenue	$	% of Revenue	Increase (Decrease)

Sales and marketing	$1,781,173	72%	$1,814,799	57%	$33,626	2%
General and administrative	557,910	23	710,462	22	152,552	27

Total operating expenses	$2,339,083	95%	$2,525,261	79%	$186,178	8%

The $33,626, or 2%, increase in sales and marketing expense in 2004 was primarily due to increases in employee costs, travel and increased marketing activities substantially offset by a decrease in commission expense. Sales and marketing expense as a percentage of revenue decreased 15% due to the 29% increase in revenue.

The 27% increase in general and administrative expense in 2004 was primarily due to employee-related costs as we added staff, which was partially offset by decreases in legal and consulting costs. General and administrative expense as a percentage of revenue decreased 1% primarily due to the 29% increase in revenue substantially offset by the 27% increase in costs discussed above.

Other income (expense)

Interest expense decreased approximately $78,000, or 43%, in 2004 primarily due to a decrease in interest expense on a note issued to a third party as we incurred interest expense of $46,000 on this note in 2004 versus $100,000 in 2003.

Income tax benefit

We did not record an income tax provision for the years ended December 31, 2004 as income (loss) before income taxes and extraordinary items was substantially offset by net operating loss carryforwards of approximately $3.1 million. No income tax benefit was recorded for the year ended December 31, 2003 due to the uncertainty regarding the realization of deferred tax assets.

Net income (loss)

We reported net income for the year ended December 31, 2004 of $1,062,951 compared to a net loss of $917,769 in 2003. The increase in net income in 2004 versus 2003 is primarily due to the $1,062,775 extraordinary gain from debt extinguishment in 2004 with no similar gain in 2003 and the increase in revenue and improved gross margins in 2004 discussed above.

Liquidity and Capital Resources

We had a loan and security agreement with Silicon Valley Bank, which matured on December 14, 2005. The agreement consisted of a committed revolving line of credit of up to $500,000 and a security agreement with one of our investors who had agreed to provide an unconditional guarantee to the bank. We repaid the balance due under the agreement of $500,000 on November 7, 2005 and, accordingly, the security agreement was terminated.

In November 2005, we received $2.0 million in exchange for a subordinated note with the Massachusetts Capital Resource Company, which bears interest of 10% per annum, and requires quarterly interest payments beginning on December 31, 2005. We plan to repay this loan with proceeds of this offering. For the year ended December 31, 2005, interest expense related to the subordinated debt was $29,444.

We entered into a note payable agreement on June 29, 2001 for the purchase of certain long-lived intangible assets from a third party, bearing interest at 10% per annum for a three year period with any unpaid principal and interest due on June 29, 2004. In June 2004, the third party forgave the principal balance due under the note plus accrued interest in exchange for a one-time payment. The net effect is the $1,062,775 included under the caption “Extraordinary gain” in the accompanying consolidated statement of operations.

At June 30, 2006, there are no material commitments by us for capital expenditures.

Comparison of December 31, 2005 to March 31, 2006

	December 31,	March 31,
	2005	2006	Increase/(Decrease)

Cash and cash equivalents	$1,584,066	$1,049,897	$(534,169)	(34)%
Working capital	1,372,542	1,298,302	(74,240)	(5)
Stockholders’ deficit	(938,883)	(987,130)	48,247	5

Cash and cash equivalents decreased $534,169, or 34%, due primarily to a $404,073 increase in accounts receivable. Working capital (consisting of current assets less current liabilities) decreased $74,240, or 5%, primarily due to the decrease in cash substantially offset by the increase in accounts receivable. Stockholders’ deficit increased due to the net loss for the period and, to a lesser extent, the repurchase of 25,000 shares of voting common stock for an aggregate consideration of $50,000 during the quarter. These increases in stockholders’ deficit were partially offset by the issuance of non-voting common stock under option plans.

Cash used in operating activities for the three months ended March 31, 2006 was $498,615, due primarily to the increase in unbilled accounts receivable described above. Cash used in investing and financing activities for the three months ended March 31, 2006 was $35,554, primarily due to the repurchase of voting stock described above.

Cash provided by operating activities for the three months ended March 31, 2005 was $56,942 due primarily to the increase in accrued commissions and, to a lesser extent, increases in other accrued expenses. These sources of operating cash flow were partially offset by an increase in accounts receivable. Cash used in investing and financing activities for the three months ended March 31, 2005 was $26,612 primarily due to the capitalization of costs associated with software development and principal payments on capital lease obligations.

Comparison of December 31, 2004 to December 31, 2005

	2004	2005	Increase/(Decrease)

Cash and cash equivalents	$49,389	$1,584,066	$1,534,677	3,107%
Working capital	(882,162)	1,372,542	2,254,704	256
Stockholders’ deficit	(2,241,134)	(938,883)	(1,302,251)	(58)

Cash and cash equivalents increased $1,534,677, or 3,107%, primarily due to the $2.0 million MCRC note. This increase was partially offset by the repayment of our $500,000 line of credit in December 2005. Working capital increased $2,254,704 or 256%, primarily due to the proceeds from the MCRC note and, to a lesser extent, increases in current liabilities. These increases were partially offset by the repayment of the line of credit and, to a lesser extent, a $479,903 increase in accounts receivable. Stockholders’ deficit decreased $1,302,251, or 58%, substantially due to net income for the year and, to a lesser extent, the fair value of warrants associated with the MCRC note.

Cash provided by operating activities for the year ended December 31, 2005 was $171,221, primarily resulting from net income for the period partially offset by the increase in working capital. Cash used in investing activities for the year ended December 31, 2005 was $79,749, primarily related to costs associated with software development and, to a lesser extent, purchases of property and equipment. Cash provided by financing activities for the year ended December 31, 2005 was $1,443,205, primarily due to the MCRC note described above less the repayment of the $500,000 line of credit.

Cash provided by operating activities for the year ended December 31, 2004 was $38,582 primarily resulting from net income for the period partially offset by an increase in working capital. Cash used in investing activities for the year ended December 31, 2004 was $96,326 primarily related to costs associated with software development and, to a lesser extent, purchases of property and equipment. Cash used in financing activities for the year ended December 31, 2004 was $113,663 primarily due to payment related to a note payable with a third party and, to a lesser extent, principal payments on other notes payable. These cash uses were partially offset by the receipt of $168,872 from the exercise of options and warrants.

We have historically funded our operations from cash flow from operations and, when required, the issuance of various debt and equity instruments. Based on cash and cash equivalents as of March 31, 2006, and after giving effect to the offering, we expect to have approximately $     of cash and cash equivalents and no long term debt as of the closing of this offering. Actual cash and cash equivalents may vary from this amount with changes in our working capital balances prior to closing. We expect to continue to fund our operations from operating cash flow and, when required, the issuance of various debt and equity instruments. That notwithstanding, we expect that our operations, our cash on hand and the capital raised in this offering will meet our working capital requirements for at least the 12 month period following this offering.

Contractual Obligations and Other Commercial Commitments

The table below summarizes our gross contractual obligations and other commercial commitments as of December 31, 2005. As of December 31, 2005, we did not have any purchase obligations other than our capital and operating leases.

	Payments Due by Period
				2011 and
Contractual Obligations	2006	2007 and 2008	2009 and 2010	Thereafter	Total

Long-term debt	$—	$—	$750,000	$1,250,000	$2,000,000
Capital leases	63,085	107,116	40,211	—	210,412
Operating leases	89,320	193,952	100,804	—	384,076

Total contractual obligations	$152,405	$301,068	$891,015	$1,250,000	$2,594,488

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Among the significant estimates affecting our consolidated financial statements are those relating to revenue recognition, software development costs, accrued commissions, employee and consultant stock option grants, impairment of long-lived assets and income taxes. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Refer to Note 2 of our notes to consolidated financial statements for a description of our accounting policies.

Revenue Recognition

We receive a monthly commission on energy sales contracted through our online auction platform from each energy supplier based on the energy usage generated and transacted between the energy supplier and energy consumer. Our commissions are not based on the retail price for electricity; rather they are based on the energy usage generated and transacted between the energy supplier and energy consumer multiplied by our contractual commission rate. Revenue from commissions is recognized as earned on a monthly basis over the life of each contract as energy is consumed, provided there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured, and customer acceptance criteria, if any, has been successfully demonstrated.

We record brokerage commissions based on actual usage data obtained from the energy supplier for that accounting period, or to the extent actual usage data is not available, based on the estimated amount of electricity and gas delivered to the energy consumers for that accounting period. We develop our estimates on a quarterly basis based on the following criteria:

•	Payments received prior to the issuance of the financial statements;

•	Usage updates from energy suppliers; and

•	Usage data from utilities.

To the extent usage data cannot be obtained, we estimate revenue as follows:

•	Historical usage data obtained from the energy consumer in conjunction with the execution of the auction;

•	Geographic/utility usage patterns based on actual data received;

•	Analysis of prior year usage patterns; and

•	Specific review of individual energy supplier/location accounts.

In addition, we perform sensitivity analyses on this estimated data based on overall industry trends including weather and usage data. Once the payment is received, we adjust the estimated accounts receivable and revenue to the actual total amount in the period during which the payment is received. Differences between estimated and actual revenue have not been material to date.

We also earn revenue for market research and analysis as well as for bill analysis, presentment and payment. We recognize revenue from these services as earned, generally on a time and materials basis, pursuant to the terms and conditions of the arrangement. Any research that we provide, in order to facilitate the online auction, is non-billable and is absorbed by us as a period cost and charged to operations during the period in which it is incurred.

We pay commissions to our sales people and channel partners at contracted rates based on monthly energy transactions between energy suppliers and energy consumers. The commission is accrued monthly and charged to sales and marketing expense as revenue is recognized.

Software Development

Certain acquired software and significant enhancements to our software are recorded in accordance with Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use”. Accordingly, internally developed software costs of $61,488, $85,567 and $54,375 related to implementation, coding and configuration have been capitalized in 2003, 2004 and 2005, respectively. We amortize internally developed and purchased software over the estimated useful life (generally three years). For the years ended December 31, 2003, 2004 and 2005, $5,124, $28,625 and $54,747 of amortization expense was recorded as a component of cost of revenue, respectively.

Long-Lived and Intangible Assets

In accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we periodically review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable or that the useful lives of those assets are no longer appropriate. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of our assets, then intangible assets are written down first, followed by the other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

Income Taxes

We account for income taxes in accordance with SFAS 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are determined at the end of each period based on the future tax consequences that can be attributed to net operating loss carryforwards, as well as, differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax basis. Deferred income tax expense or credits are based on changes in the asset or liability from period to period. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependant upon the generation of future taxable income. In determining the valuation allowance, we consider past performance, expected future taxable income, and qualitative factors which we consider to be appropriate in estimating future taxable income. Our forecast of expected future taxable income is for future periods that can be reasonably estimated. Results that differ materially from current expectations may cause management to change its judgment on future taxable income. These changes, if any, may require us to adjust our existing tax valuation allowance higher or lower than the amount recorded.

Stock-Based Compensation

Effective January 1, 2006, we account for stock-based compensation in accordance with SFAS No. 123(R), “Share-based Payments”, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. SFAS No. 123(R) requires nonpublic companies that used the minimum value method in SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective-transition method. As such, we will continue to apply Accounting Principles Board, or APB, Opinion No. 25 “Accounting For Stock Issued to Employees”, in future periods to equity awards outstanding at the date of SFAS No. 123(R)’s adoption that were measured using the minimum value method and prior period pro forma stock information has not been restated. In accordance with SFAS No. 123(R), we will recognize the compensation cost of share-based awards on a straight-line basis over the vesting period of the award.

Effective with the adoption of SFAS No. 123(R), we elected to use the Black-Scholes option pricing model to determine the weighted average fair value of options granted. As there was no public market for its common stock as of March 31, 2006, we determined the volatility for options granted in 2006 based on an analysis of its historical data and reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility for options granted during the three months ended March 31, 2006 was 47%. The expected life of options has been determined utilizing the “simplified” method as prescribed by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, “Share-Based Payment”. The expected life of options granted during the three months ended March 31, 2006 was 4.75 years. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R)requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas, SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was the company’s historical policy under SFAS No. 123. As a result, we applied an estimated forfeiture rate of 13% in the first quarter of 2006 in determining the expense recorded in the accompanying consolidated statement of operations.

Prior to January 1, 2006, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in APB 25 and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of grant as the difference between the deemed fair value of the company’s common stock and the option exercise price multiplied by the number of options granted. We provided the disclosures as required by SFAS No. 148, “Accounting for Stock-Based Compensation and Disclosure, an Amendment of FASB Statement No. 123”.

Recent Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, or FIN 47, which aims to clarify the requirement to record liabilities stemming from a legal obligation to retire fixed assets when a retirement depends on a future event. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of this statement did not have a material impact on the our results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We have adopted SFAS No. 154 as of the beginning of fiscal 2006 the adoption of SFAS 154 has not had a material impact on our financial condition or results of operations.

In November 2005, the FASB issued Staff Position No. FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” or FSP 115-1. FSP 115-1 provides accounting guidance for determining and measuring other-than-temporary impairments of debt and equity securities, and confirms the disclosure requirements for investments in unrealized loss positions as defined in Emerging Issues Task Force Issue 03-01, “The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments”. The accounting requirements of FSP 115-1 are effective for us as of January 1, 2006 and have not had a material impact on our financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, among other matters, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, except early adoption is allowed in certain circumstances. We expect to adopt SFAS No. 155 on January 1, 2007.

In July 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109”, or FIN 48, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial position or results of operations.

Seasonality

Our revenue is subject to seasonality and fluctuations during the year primarily as a result of weather conditions and their impact on the demand for energy. Our revenue is generated from the commissions we receive under any given energy contract, which is tied to the energy consumer’s consumption of energy. Therefore, revenue from natural gas consumption tends to be strongest during the winter months due to the increase in heating usage, and revenue from electricity consumption tends to be strongest during the summer months due to the increase in air conditioning usage. Our revenue is also subject to fluctuations within any given season, depending on the severity of weather conditions — during a particularly cold winter or an unseasonably warm summer, energy consumption will rise.

Impact of Inflation and Changing Prices

Historically, our business has not been materially impacted by inflation. We provide our service at the inception of the service contract between the energy supplier and energy consumer. Our fee is typically based on a fixed dollar amount per unit of measure and fluctuates with changes in energy demand over the contract period.

We believe that our business will be cyclical in nature and is tied, in part, to market energy prices which impact transaction volume. When energy prices increase in competitive markets above the price levels of the regulated utilities, energy consumers are less likely to lock-in to higher fixed price contracts in the competitive markets and so they are less likely to use our auction platform. Conversely, when energy prices decrease in competitive markets below the price levels of the regulated utilities, energy consumers are more likely to lock-in to lower fixed price contracts in the competitive markets and so they are more likely to use our auction platform.

Foreign Currency Fluctuation

Our commission revenue is primarily denominated in U.S. dollars. Therefore, we are not directly affected by foreign exchange fluctuations on our current orders. However, fluctuations in foreign exchange rates do have an effect on energy consumers’ access to U.S. dollars and on pricing competition. We have entered into non-U.S. dollar contracts but they have not had a material impact on our operations. We do not believe that foreign exchange fluctuations will materially affect our results of operations.

THE BUSINESS

Background and Overview

World Energy is an energy brokerage company that has developed an online auction platform, the World Energy Exchange, through which energy consumers in the United States are able to purchase electricity and other energy resources from competing energy suppliers. We were founded in response to the restructuring of the electricity industry in some U.S. states, which are increasingly permitting energy consumers to choose their electricity supplier. While our core competency is brokering electricity, we adapted our World Energy Exchange auction platform to accommodate the brokering of natural gas in 2002, green power in 2003 (i.e., electricity generated by renewable resources) and certain other energy-related products in 2005. Since 2001, we have brokered over 23 billion kilowatt hours of electricity for energy consumers in North America on the World Energy Exchange. We are among the pioneering companies brokering electricity online and we are not aware of any third-party competitor brokering more electricity online than we do. We are considering adapting our World Energy Exchange auction platform to accommodate transactions in diesel, heating oil, propane and jet fuel. We are in the process of developing the World Green Exchange auction platform to accommodate green credit transactions.

In the United States, the electricity industry restructuring that has permitted energy consumers a choice of supplier has taken place on a state-by-state basis. This development presents energy consumers with a number of challenges because they generally lack the expertise, experience and information necessary to effectively source electricity from competitive energy suppliers. We provide energy consumers that choose to switch to a competitive energy supplier with a comprehensive energy procurement solution that is designed to ensure that they receive market-based pricing terms. To date we have focused on CIG energy consumers.

In the early stages of the deregulated electricity market, we focused on understanding the energy consumers’ needs and the market rules. While other early competitors focused on building technologies that enabled energy consumers to source energy directly via the Internet, we believed that the deregulated market was not ready for a self-service model and focused on the auction process. We initially licensed existing third party auction technology. As the markets evolved and we gained deeper insight into energy consumers’ needs, we made a significant investment to develop our own energy-focused auction platform and in 2003, we introduced the current version of the World Energy Exchange.

The Industry

We currently provide brokerage services primarily in two industries: deregulated electricity and natural gas in the United States. We are making significant investments to gain the capability to provide brokerage in a third emerging industry: trading of green credits.

Electricity Deregulation

The electricity industry in the United States is governed by both federal and state laws and regulations, with the federal government having jurisdiction over the sale and transmission of electricity at the wholesale level in interstate commerce, and the states having jurisdiction over the sale and distribution of electricity at the retail level.

The federal government regulates the electricity wholesale and transmission business through the Federal Energy Regulatory Commission, or FERC, which draws its jurisdiction from the Federal Power Act, and from other legislation such as the Public Utility Regulatory Policies Act of 1978, the Energy Policy Act of 1992, or EPA 1992, and the recently enacted Energy Policy Act of 2005. FERC has comprehensive and plenary jurisdiction over the rates and terms for sales of power at wholesale, and over the organization, governance and financing of the companies engaged in such sales. States regulate the sale of electricity at the retail level within their respective jurisdictions, in accordance with individual state laws which can vary widely in material respects. Restructuring of the retail electricity industry in the United States began in the mid-1990s, when certain state legislatures restructured their electricity markets to create competitive markets that enable energy consumers to purchase electricity from competitive energy suppliers.

Prior to the restructuring of the retail electricity industry, the electricity market structure in the United States consisted of vertically integrated utilities which had a near monopoly over the generation, transmission and distribution of electricity to retail energy consumers. In states that have embraced electricity restructuring, the generation component (i.e., the source of the electricity) has become more competitive while the energy delivery functions of transmission and distribution remain as monopoly services provided by the incumbent local utility and subject to comprehensive rate regulation. In other words, in these states, certain retail energy consumers (specifically, those served by investor-owned utilities and not by municipal power companies or rural power cooperatives) can choose their electricity supplier but must still rely upon their local utility to deliver that electricity to their home or place of business.

The structure and, ultimately, the success level of industry restructuring has been determined on a state by state basis. There have been three general models for electricity industry restructuring: (i) delayed competition, (ii) phased-in competition, and (iii) full competition. The delayed competition model consists of the state passing legislation authorizing competitive retail electricity markets (i.e., customer choice of electric energy supplier), however, no action is taken by the state regulatory authority charged with utility industry oversight within such state to change the incumbent utility rates for electric energy to encourage competition. The phased-in competition model consists of the state passing legislation authorizing competitive retail electricity markets together with a gradual change of the incumbent local utility’s retail electric rates to encourage the competitive supply of electricity over time. The full competition model consists of the state passing legislation authorizing competitive retail electricity markets together with an immediate change to the incumbent local utilities’ retail electric rates that results in the whole commercial, industrial and government electricity market in such state being competitive immediately.

As at June 30, 2006, 14 states, comprising California, Delaware, Illinois, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Oregon, Pennsylvania, Rhode Island and Texas, and the District of Columbia are deregulated and currently competitive. The following graphic illustrates the year when states restructured their respective electricity industries to permit CIG energy consumers a choice of energy supplier and pricing became competitive:

Sources: KEMA; World Energy Analysis

In 2005, the total electricity consumption by CIG energy consumers in the United States was approximately 2.3 trillion kilowatt hours according to the Department of Energy’s Energy Information Administration. Assuming an average price of $0.075 per kilowatt hour for CIG energy consumers in the United States, this represents electricity purchases of approximately $170 billion. Of this amount, approximately 35%, or 805 billion kilowatt hours, is consumed in 14 states and the District of Columbia where CIG energy consumers can choose their electricity supplier and the pricing of electricity is currently competitive. Retail energy analyst KEMA projects that if additional states and utility territories permit retail CIG electricity consumers to choose their energy suppliers and deregulate pricing to create competitive markets as announced, the market has the potential to grow by up to 47% to 1.18 trillion kilowatt hours by 2010 when there are expected to be 20 states and the District of Columbia that are both deregulated (i.e, the federal and state regulation has been restructured to permit consumers to choose their supplier) and competitive. According to KEMA, in 2005, electricity brokers typically charged a commission that ranged from $0.00045 to $0.003 per kilowatt hour and averaged $0.00186 per kilowatt hour.

Total U.S. CIG Electricity Market

Sources: Department of Energy’s Energy Information Administration; KEMA; World Energy Analysis

CIG energy consumers located in regions that permit them to choose their electricity supplier generally have two options for purchasing electricity. They can either purchase electricity directly from their local utility at regulated rates or they can switch from their local utility to a competitive supplier. Based on KEMA statistics, in 2001, in states where CIG energy consumers could choose their suppliers, approximately 17% of the aggregate load (i.e, total usage) of these consumers had already switched to competitive suppliers, and by 2005 that share more than doubled to 39%.

Total U.S. CIG Switched Electricity Market

Sources: KEMA; World Energy Analysis

Energy consumers who choose to switch electricity suppliers can either do it themselves by contacting competitive suppliers directly, or indirectly, by engaging aggregators, brokers or consultants, collectively referred to as ABCs, to assist them with their electricity procurement. In its May/June 2006 Retail Energy Foresight, KEMA estimated that in 2003, ABCs were used for between 20% to 40% of the aggregate CIG volume that had switched to competitive suppliers and that in 2005 that share had grown to between 40% and 60%.

Competitive Energy Suppliers:  These entities take title to power and resell it directly to energy consumers. These are typically well-funded entities, which both service customers directly, and therefore compete with ABCs, and work with outside representatives to contract with energy consumers. Presently, we estimate there are approximately 49 competitive suppliers that are actively recruiting retail energy consumers, eleven of which operate on a national level and are registered in nearly all of the 14 states and the District of Columbia that permit CIG energy consumers to choose their electricity supplier and have deregulated pricing to create competitive markets.

Aggregators, Brokers and Consultants:  ABCs facilitate transactions by having competitive energy suppliers compete against each other in an effort to get their energy customers the lowest price. This group uses manual RFP processes that are labor intensive, relying on phone, fax and email solicitations. In a January 2006 report entitled “Channel Partners: The Growing Role of Aggregators, Brokers and Consultants in Competitive Energy Markets”, KEMA identified 280 ABCs. We believe that the online RFP process is superior to the traditional paper based RFP process as it involves a larger number of energy suppliers, can accommodate a larger number of bids within a shorter time span, allows for a larger amount of contract variations including various year terms, territories and energy load factors.

Online Brokers:  Online brokers are a subset of the ABCs. These entities use online platforms to run electronic RFP processes in an effort to secure the lowest prices for their energy customers by having competitors bid against one another. We are among the pioneering companies brokering electricity online and we are not aware of any competitor that has brokered more electricity online than we have.

The following chart sets forth the compound annual growth rate, or CAGR, of kilowatt hours consumed, for the three year period from 2003 through 2005 by:

•	the total U.S. CIG electricity market;

•	energy consumers who can choose their electricity supplier;

•	CIG energy consumers who switched from the incumbent utility to a competitive source of supply; and

•	switched CIG energy consumers who purchased through a broker.

Comparative Market Compound Annual Growth Rate
(2003-2005)

Sources: Department of Energy’s Energy Information Administration; KEMA; World Energy Analysis

Natural Gas

The natural gas industry in the United States is governed by both federal and state laws and regulations, with the federal government having jurisdiction over the transmission of natural gas in interstate commerce, and the states having jurisdiction over the sale and distribution of electricity at the retail level.

The federal government regulates the natural gas transmission business through FERC which draws its jurisdiction from the Natural Gas Act, and from other legislation such as the recently enacted Energy Policy Act of 2005. FERC has comprehensive and plenary jurisdiction over the rates and terms for transmission of gas in interstate commerce, and over the organization, governance and financing of the companies engaged in such transmission. States regulate the distribution and sale of gas at the retail level within their respective jurisdictions, in accordance with individual state laws which can vary widely in material respects.

Much like the competitive electric supply market, the natural gas market in the United States is also deregulated and offers retail energy consumers access to their choice of natural gas commodity supplier.

Following a period of heavy regulation, the gas industry was deregulated in three phases as a result of legislation enacted in 1978 followed by multiple orders of FERC. The result of this legislation and administrative action was that it became economically feasible for local distribution companies to switch gas suppliers; voluntary open pipeline access was permitted in return for a blanket certificate to transport third-party natural gas; and gas producers were required to credit against a pipeline’s take-or-pay liability any natural gas transported for them. As a final federal regulatory reform, during this period of deregulation, FERC issued an order that prohibited pipelines from providing bundled gas service; established a capacity-releasing program; redesigned pipeline rates on the basis of the straight fixed-variable methodology; and generally gave transportation customers nondiscriminatory rights to the pipeline network. The expected result of this deregulation was to stimulate competition in the natural gas industry down the pipeline to the distribution level.

At the retail level, reforms and restructuring has taken place on a state-by-state basis, with varying nuances to the restructuring in different states. For example, state commissions have allowed local distribution companies to offer unbundled transportation service to large customers; occasionally to provide flexible pricing in competitive markets; and to engage in other competitive activities.

Today, utilities in over 40 states permit retail natural gas consumers to choose their natural gas commodity suppliers. In most instances, the incumbent local distribution utility still delivers the commodity to the consumers’ premises, even if a different supplier is selected to provide the commodity. The level of competitive choice available to retail CIG energy consumers has increased, with a wide range of products and a significant number of suppliers participating in both retail and wholesale transactions.

According to the U.S. Government’s Energy Information Administration, total natural gas consumption in the U.S. for 2004 was 22.4 trillion cubic feet, and is projected to grow to just under 26.5 trillion cubic feet by 2017. Of 2004’s total consumption, CIG energy consumers accounted for 10.4 trillion cubic feet, with the rest being consumed in the production of electricity, by residential consumers and for vehicle fuel.

Green Credits

Concerns about global warming have spawned a number of initiatives to reduce greenhouse gas emissions. The most well known of these initiatives is the Kyoto Protocol pursuant to which many countries in Europe, Asia and elsewhere have created carbon cap and trade systems. While the United States has not adopted the Kyoto Protocol at a federal level, there are a number of initiatives in the U.S. at the regional, state and local level aimed at limiting greenhouse gas emissions including the Regional Greenhouse Gas Initiative, a collaboration of seven Northeastern states, renewable portfolio standards, initiatives adopted by 20 different states and the District of Columbia regarding the minimum requirements mandated to utilities to derive power from renewable sources, and other initiatives such as the New Jersey Solar Credit Initiative.

These mandates are spurring investments in renewable energy, carbon efficiency and recovery processes to create credits that can be traded to countries or companies seeking to get beneath mandated carbon emission limits. Thus far these credits are being traded privately or via exchanges (such as the European Climate Exchange, Evomarkets, and the Chicago Climate Exchange) that have been formed to take advantage of these opportunities, although we believe that a structured auction event may be a more efficient mechanism for transacting these credits.

Kyoto Protocol

At the Earth Summit in Rio de Janeiro in 1992, there was broad international recognition of the need for a common effort in order to mitigate climate change. This resulted in the first international legally binding agreement aiming to curb greenhouse gas emissions — the United Nations Framework Convention on Climate Change. According to the UNFCCC, industrialized countries located in Europe and Asia, and including the U.S. and Australia, referred to as Annex I countries, have the principal responsibility for mitigating climate change as they are the largest producers of greenhouse gases.

In 1997, concrete targets for curbing greenhouse gas emissions were established in the Kyoto Protocol. Each Annex I country that has ratified the Kyoto Protocol (most industrialized countries except the U.S. and Australia) is obliged to reduce greenhouse gas emissions to reach a domestic target for carbon dioxide equivalent emissions which is, on average, 5.2% below 1990 levels, by the first commitment period running from 2008 to 2012.

The Kyoto Protocol has created a new opportunity in the brokerage of greenhouse gas emission credits, as certain countries may have to purchase greenhouse gas emission credits in order to meet the targets that have been set under the Kyoto Protocol from countries that exceed their targets. In addition, individual countries may also need to purchase such credits to meet greenhouse gas emission limits applicable to individual companies in those countries.

In order to meet these targets, four flexible mechanisms for creating and brokering credits have been established:

•	Bubbles whereby groups of countries can sum their targets and redistribute them internally — as the European Union has done;

•	The Clean Development Mechanism, which allows Annex I countries (and companies in Annex I countries) to create Certified Emission Reduction units by funding projects in non-Annex I countries;

•	Joint Implementation programs which are projects developed by or between two or more Annex I countries (or companies in those countries); and

•	International Emissions Trading of assigned amount units, or AAUs, which allows Annex B parties to exchange emissions reductions via a cap-and-trade system to meet their Kyoto targets.

Eastern European countries have accumulated a significant amount of AAU’s as a result of the downturn in their economies since 1990. Countries that are expected to have the largest surplus of greenhouse gas emissions available for sale as greenhouse gas emission credits are: Russia with approximately 4.7 billion tons, Ukraine with an estimated 1.5 billion tons, and the rest of eastern Europe with approximately 2.0 billion tons.

With the launch of the European Union Emissions Trading System greenhouse gas allowances, known as EUAs, began trading in spot auctions and futures contracts on France’s Powernext Exchange, Germany’s European Energy Exchange and the Austrian Energy Exchange.

United States Emission and Green Credit Market Overview

In the United States, while the Kyoto Protocol has not been ratified, several regional initiatives are emerging to create green credit trading opportunities.

•	Twenty states and the District of Columbia have created Renewable Portfolio Standards by which utilities in these states are mandated to source power from renewable sources.

•	The Regional Greenhouse Gas Initiative is a collaboration of seven Northeastern states to reduce carbon dioxide emissions.

•	The New Jersey Board of Public Utilities approved new regulations in early April 2006 that will require the state’s electric utilities to draw on wind power, solar power, and sustainable biomass power for 20% of their electricity by 2020.

Company Strategy and Operations

Overview

World Energy is an energy brokerage company that has developed an online auction platform, the World Energy Exchange. We bring energy suppliers and CIG energy consumers together in our virtual marketplace, often with the assistance of our channel partners, who identify and work with energy consumers on our behalf. While our core competency is brokering electricity, we have adapted our World Energy Exchange auction platform to accommodate the brokering of natural gas, green power and energy-related products. Since 2001, we have brokered over 23 billion kilowatt hours of electricity for energy consumers in North America on the World Energy Exchange. We are among the pioneering companies brokering electricity online and we are not aware of any competitor that has brokered more electricity online than we have. We are also considering adapting our World Energy Exchange auction platform to accommodate transactions in diesel, heating oil, propane and jet fuel. We are in the process of developing the World Green Exchange auction platform to accommodate green credits transactions. The World Energy Exchange is part of a comprehensive online energy procurement process that includes the following modules: energy sourcing management; deal and task management; market intelligence; RFP development; conducting auctions; energy consumer portfolio management; commission reporting; and receivables management.

Our technology-based comprehensive energy brokerage solution is attractive to channel partners as it provides them with a business automation platform to enhance their growth, profitability and customer satisfaction. Channel partners are important to our business because these entities use our World Energy Exchange auction platform to enhance their service offerings to their customers. By accessing our market intelligence and automated auction platform, channel partners significantly contribute to our transaction volume and the volume of energy procured via our auction platform.

If a transaction is entered into between an energy consumer and an energy supplier using the World Energy Exchange auction platform, we are compensated based upon a commission that is built into the price of the energy commodity. This approach is attractive to energy suppliers and energy consumers because there is no fee charged to the energy supplier or the energy consumer if the brokering process does not result in an energy procurement contract. Our commissions are based on energy usage transacted between the energy supplier and energy consumer multiplied by our contractual commission rate.

Monthly revenue is based on actual usage data obtained from the energy supplier for a given month or, to the extent actual usage data is not available, based on the estimated amount of electricity and gas delivered to the energy consumer for that month. While the number of contracts closed via the World Energy Exchange in any given period can fluctuate widely due to a number of factors, this revenue recognition method provides for a relatively predictable revenue stream, as revenue is based on the energy consumers actual historical energy usage profile. However, monthly revenue can still vary significantly from our expectations because usage is affected by a number of variables which cannot always be accurately predicted, such as the weather and general business conditions affecting our energy consumers.

The following table sets out our revenue and operating income (loss) for each of the fiscal years ended December 31, 2001 through 2005.

Revenue and Operating Income (Loss) of World Energy
(in thousands)

Contracts are signed for a variety of term lengths, with a one year contract term being typical for commercial and industrial energy consumers, and government contracts typically having two to three year terms. To help us predict future revenue, we model what we call an “annualized backlog,” which represents the expected revenue to be derived from contracts in force in the 12 months following the date for which the backlog is calculated. The calculation of the backlog requires us to estimate energy usage during the given period. The chart below displays the annualized backlog as at year-end from 2001 through 2005 and as at June 30, 2006. The height of a given bar below represents our expected revenue in the succeeding 12 months from our existing contracts as of that date. Expected usage is based on historical actual usage for each account for each month, thus accounting for seasonality.

Annualized Backlog
(in millions)

Because the calculation of backlog requires management to make estimates of future energy usage and because estimates, by their very nature, involve a degree of subjectivity and depend on future events, our annualized backlog may not necessarily be indicative of future results. Backlog should not be viewed in isolation or as a substitute for our historical revenues presented in the financial statements included in this prospectus. Events that may cause future revenues from contracts in force to differ materially from our annualized backlog include the events that may affect energy usage, such as overall business activity levels, changes in energy consumers’ businesses, weather patterns and other factors described under “Risk Factors”.

The Brokerage Process

Our brokerage process is supported by a variety of software modules designed with the goal to find energy supplies at the lowest possible price while providing step-by-step process management and detailed documentation prior to, during and following the auction. Our process includes data collection and analysis, establishing the utility benchmark price, conducting multiple auction events to enable testing of various term and price combinations and assisting in contract completion. We create an audit trail of all the steps taken in a given transaction. Specific web pages track all information provided to energy suppliers including energy supplier calls, supplier invitations, usage profiles and desired contract parameters.

At the commencement of the process, non-government energy consumers will enter into a procurement consulting agreement with us pursuant to which we are appointed as the energy brokerage service provider to solicit and obtain bids for the supply of energy and to assist in the procurement of energy. Government energy consumers will send out a solicitation at the commencement of the brokerage process which sets out the contract terms. Only energy suppliers that are qualified under the solicitation may participate in the auction. Energy suppliers who wish to bid on the provision of energy to such energy consumers must partake in our brokerage process and cannot contract with energy consumers outside of our brokerage process. The procurement consulting agreement authorizes us to retrieve the energy consumer’s energy usage history from the utility serving its accounts. We utilize the usage history to identify and analyze the energy consumer’s energy needs and to run a rate and tariff model which calculates the utility rate for that energy consumer’s facilities. This price is used as a benchmark price to beat for the auction event.

Prior to conducting the auction, the auction parameters, including target price, supplier preferences, contract terms, payment terms and product mix, as applicable, are discussed with the energy consumer and agreed upon. Approximately two to five days prior to the auction, we will post RFP’s with these auction parameters on our World Energy Exchange and alert the potential energy suppliers. These energy suppliers then review these auction parameters and develop their pricing strategies for the auction.

The auction is run on the World Energy Exchange, which is our Anglo-Dutch auction platform. The auction creates a competitive bidding environment that is designed to cause energy suppliers to bid their prices down during the auction event in response to other competitive bids. The auction also creates a best and final “last bid blind” process to encourage energy suppliers to provide their best closing bid in the final moments of the auction event without knowledge of any other competing supplier’s closing bid. This has often resulted in the leading energy supplier outbidding itself at the moment before the auction closes in an effort to maintain its lead position and win the auction event. Typically, a number of auctions tailored to the energy consumer’s specific energy needs will be held. Our World Energy Exchange provides rapid results and can accommodate a multitude of permutations for offers, including various year terms, utility territories, load factors and green power requirements. For commercial and industrial energy consumers, we typically run two to six auction events and for large government aggregations that generally are more complex, we typically run 20 to 40 auction events. Each auction event usually lasts 15 minutes. Included as part of any auction transaction are date and time stamping of bids, comparison of each bid with utility rates, as well as automated stop times, which ensure the integrity of auction events. The World Energy Exchange is also tied to the atomic clock which is intended to ensure that auction start and stop times are precise. The auction results are analyzed and if the auction has been successful, we assist the energy consumer with the contracting process with the energy supplier which is typically finalized within one hour of the closing of the last auction event.

As part of the contracting process between the successful energy supplier and the energy consumer, the energy supplier will enter into a fee addendum with us which provides for payment of a commission on a monthly basis based on actual energy usage by the energy consumer during the contract term. We also receive a monthly summary accounting of the energy consumer’s energy consumption. For electricity contracts, we have historically received a commission ranging from $0.00025 to $0.0025 per kilowatt hour consumed by the energy consumer. For natural gas contracts, we have historically received a commission ranging from $0.01 to $0.10 per decatherm of gas consumed by the energy consumer. If a channel partner was involved, the channel partner will receive a commission based on a fee sharing arrangement it has negotiated with us in the applicable channel partner agreement.

The incumbent local utility serving a given location is typically obligated to deliver electric energy to the customer’s premises from the location where the supplier delivers electricity into that local utility’s delivery system. However, the energy supplier is responsible for enrolling the energy consumer’s account with the applicable local utility and the energy supplier remains liable for any costs resulting from the physical loss of energy during transmission and delivery to the customer’s premises. We never buy, sell or take title to the energy products on our auction platform.

Company Strengths

We believe that the following are some of our key strengths:

Effective Auction Platform  At the core of our World Energy Exchange is an Anglo-Dutch reverse auction that, according to our estimates, has helped energy consumers to save up to 30% on their energy costs as compared to contracting at the rates offered by utilities. The auction creates a competitive bidding environment among energy suppliers and then a final closing “blind bid” process in which no supplier knows what another’s closing bid will be that has often resulted in the leading energy supplier outbidding itself at the moment before the auction closes in an effort to maintain its lead position and win the auction event.

The following is an example of the bid history page of the World Energy Exchange taken from a representative auction. Although we believe that this example is typical of the results energy consumers using realize by using our auction platform, it is not necessarily indicative of all auctions on the World Energy Exchange.

The automated nature of our World Energy Exchange permits energy consumers to run multiple auction events testing prices for multiple contract lengths, different energy products, and green power requirements. This level of price testing is difficult to achieve with traditional paper-based RFP procurement methods. Also, because the price of energy can often be optimized by sourcing supply in smaller increments from those who specialize in one territory or have capability for certain usages, we have designed our system to allow energy consumers to segment their usage by utility or account type.

Our World Energy Exchange also facilitates a rapid contracting process (often, contracts are finalized within one hour of the auction event closing) enabling energy suppliers to minimize the uncertainty premium typically attached to paper-based RFPs to account for market price changes between the time a paper-based RFP is completed and final decision is made.

Ability to Attract and Integrate Channel Partners  Our technology-based comprehensive energy brokerage solution is attractive to channel partners that may not have sufficient energy procurement expertise, market knowledge, technology or resources to adequately provide such services independently to their customers. Our solution includes the following modules: energy sourcing management; deal and task management; market intelligence; RFP development; conducting auctions; energy consumer portfolio management; commission reporting; and receivables management. For channel partners that do not traditionally offer energy supply solutions, we offer a comprehensive program for creating a new recurring revenue stream from their existing customer relationships, including software, training and on-going support. For channel partners that traditionally offer energy supply solutions, our World Energy Exchange provides an automated business platform which is designed to assist such channel partners in enhancing their growth, profitability and customer satisfaction.

Sarbanes-Oxley Act Compliance  With the advent of the Sarbanes-Oxley Act, or SOX, in the United States, companies are increasingly seeking tools and processes that bolster internal controls over financial reporting as mandated by SOX. The software and business processes inherent in our World Energy Exchange provide self-documenting due diligence that we believe supports SOX compliance. Our World Energy Exchange includes a variety of modules that provide for step-by-step process management and detailed documentation prior to, during and following an auction. The deal and task management module creates an audit trail of all the steps taken to run a successful transaction. Procurement specific web pages track all information provided to energy suppliers including supplier calls, supplier invitations, usage profiles and desired contract parameters. The auction transaction includes date and time stamping of bids, comparison of each bid with utility rates, as well as automated stop times, which is designed to ensure the integrity of auction events in an effort to support SOX compliance.

Adaptable Technology and Business Model  We believe that our business model and auction platform are flexible and can be adapted to allow us to broker transactions in energy related markets in addition to electricity transactions with CIGs, natural gas transactions and wholesale electricity. For example, we believe that we can also adapt our auction platform to assist in transactions in fuels and green credits, and to service new geographic markets.

Performance-based Model  We believe that our performance-based commission structure is attractive to energy consumers, who often have limited budgets for procurement support. Our commission fees are built into the procurement price, so that there is no cost to the energy supplier or the energy consumer if the auction is unsuccessful and does not result in a contract between an energy supplier and the energy consumer.

We recognize revenue over the life of the energy contract in the period energy is consumed by the energy consumer based on the energy consumer’s actual and estimated usage. We believe that we have a relatively predictable revenue stream notwithstanding that activity levels on the World Energy Exchange can fluctuate due to a number of factors, including geopolitical events, weather conditions and market prices.

Market Intelligence  We provide insight for energy consumers to understand when and where to go to market for competitive energy supply. We maintain a database of market rules that helps us understand deregulation trends and identify opportunities for energy consumers. We also calculate forward wholesale pricing curves to assist energy consumers in identifying market opportunities. Once an opportunity is identified, we will perform a tariff analysis based on the energy consumer’s specific usage to quantify an energy consumer’s potential savings. We also perform a technical analysis to provide energy consumers with up-to-the-minute strategy recommendations on when to enter the market. We provide technical market analysis on energy price action through our Market Edge weekly e-newsletter, and quarterly energy e-perspectives from our Chairman, Dr. Edward Libbey. These tools are valuable to energy consumers with many locations in one or multiple utility territories. Our experience with a large number of energy suppliers and energy consumers has also allowed us to gain knowledge and insight into energy consumers’ and energy suppliers’ purchase and sale practices.

Experienced Management Team  We have an experienced and entrepreneurial management team. Certain members of our management team were involved with some of the first competitive energy transactions that were contracted at the beginning of electricity market deregulation. Our management team has industry and market knowledge combined with relationships with energy consumers resulting in our being one of the first entrants in newly competitive markets.

Growth Strategy

Our overall objective is to achieve a preeminent position as the exchange for executing transactions in energy and energy-related products. We seek to achieve our objective by expanding our community of channel partners, energy consumers and energy suppliers on our exchange and by broadening our exchange to include other geographic markets and other energy and energy-related markets, including wholesale transactions with utilities and the emerging green credits market.

Key elements of our strategy are as follows:

Continuing to Develop Channel Partner Relationships  A significant majority of the energy consumers using our auction platform have been introduced to us through our channel partners. Our primary growth strategy is to focus on developing and increasing our number of channel partner relationships in an effort to expand the base of energy consumers using our auction platform and to increase the volume of energy procured on our World Energy Exchange. As illustrated by the diagram below, we have consistently increased the number of channel partners since 2001 from one to 22, and have recently made investments to focus on recruitment and training in an effort to accelerate the addition of channel partners. We will also consider future opportunities to work with channel partners who have succeeded in establishing a significant customer base. The following table sets out the growth in our channel partner relationships since the fiscal year ended December 31, 2001 and data is presented as at year-end and as at June 30, 2006.

Number of Channel Partners

Strengthening and Expanding Long-term Relationships with Government Agencies  We intend to build on the relationships we have established with federal, state and local government agencies. We expect that our expertise in brokering cost-saving energy contracts for government agencies will continue to be in demand as contract terms expire and governments look to contract for low energy prices in a competitive market. In 2001, we first penetrated the government segment by brokering energy for the United States Federal Government’s General Services Administration, or GSA, as a subcontractor to channel partner Science Applications International Corporation, or SAIC. In September 2005, we were awarded a five-year contract to provide energy brokerage services to the GSA. Working with SAIC, we have completed hundreds of auctions resulting in dozens of procurements for GSA and its federal government electricity consumers in four states and for natural gas in 33 states.

In 2004, together with SAIC, we assisted the State of Maryland in procuring a two-year electricity supply contract through our World Energy Exchange, leading to an annual savings that we estimate to be over $5.0 million compared to the incumbent utility’s previous rate. In 2005, Maryland was awarded the National Association of State Facilities Administrators Innovation Award and the National Association of State Chief Administrators Outstanding Program Award in recognition of its innovative approach to energy procurement and leadership. This recognition has contributed to us being awarded contracts to broker energy for the Commonwealth of Massachusetts, Montgomery County, Maryland, the District of Columbia and the Commonwealth of Pennsylvania. We intend to leverage this recognition to secure business relationships with other state and local governments. We believe that this strategy will not only permit us to grow our business laterally by establishing a business presence in other states but will also provide an opportunity for us to increase our base of energy consumers by branching out into other sectors and increasing our penetration into other levels of a particular state’s government agencies and organizations.

Targeting Other Energy-Related Markets  While our core competence lies in electricity brokerage for CIG energy consumers, we intend to expand our brokerage services into new markets. To date, we have brokered 50 million decatherms of natural gas under contract under GSA’s Natural Gas Acquisition Program and continue to grow our natural gas brokering activities to support existing energy consumer relationships. At the request of participants on our auction platform, we are also considering adapting our World Energy Exchange platform to accomodate transactions in diesel, heating oil, propane and jet fuel. Our World Energy Exchange has been and can further be modified to expand our capabilities to broker other energy-related transactions with appropriate resource allocation.

Brokering Energy-Related Products and Targeting Utilities  We recently added the capability to auction energy-related products for a utility, and several auctions were closed for an aggregate of over 5.65 billion kilowatt hours of electricity for that utility. We believe that there is an opportunity for us to further expand our business operations to facilitate the exchange of energy-related products such as forward contracts and options for utilities. Having successfully tested our wholesale market model with the recent auction described above, we can leverage our initial success and aim to build this aspect of our operations by replicating the auction process with other utilities.

Brokering Green Credits  We also plan to expand our operations by entering into the green credits market through our established relationships and growing reputation in the energy procurement marketplace. The brokerage of green credits would complement our current business and remains aligned with our focus on brokerage of cost-effective energy transactions. As countries attempt to reduce their environmental emissions in order to achieve compliance under the Kyoto Protocol and U.S.-based initiatives. We believe that the creation and trading of green credits will accelerate. We intend to utilize our auction platform to create an ascending auction for the trading of green credits between countries and companies who have made energy efficient improvements to reduce their emissions below the permissible levels, and those who have not.

Energy Suppliers, Energy Consumers and Channel Partners

Energy Suppliers  Our success is heavily dependent on our energy supplier relationships, the credibility of our energy suppliers and the integrity of the auction process. There are approximately 175 competitive electricity, natural gas and wholesale electricity suppliers registered on the World Energy Exchange, representing a majority of all suppliers in the deregulated energy market. Of the registered energy suppliers, approximately 35 had active contracts with energy consumers that were brokered through our World Energy Exchange as of June 30, 2006. Five of these energy suppliers each accounted for over 10% individually and approximately 69% in the aggregate of our revenue for the three months ended March 31, 2006, and four of these energy suppliers each accounted for over 10% individually and approximately 57% in the aggregate of our revenue for the year ended December 31, 2005. In order to participate in an auction event, energy suppliers must register with us by either entering into a standard-form agreement pursuant to which the energy supplier is granted a license to access our auction platform and bid at auction events or by qualifying to participate in an auction pursuant to a government solicitation. Our national standard form agreement is for an indefinite term, may be terminated by either party upon 30 days prior written notice, is non-exclusive, non-transferable and cannot be sublicensed. Under our standard-form agreement or the government solicitation, the energy supplier agrees to pay us a commission, which varies from contract to contract and which is based on a set rate per energy unit consumed by the energy consumer.

Energy Consumers  Energy consumers using our auction platform to procure energy include government agencies and commercial and industrial energy consumers. Government energy consumers have complex energy needs in terms of both scope and scale, which management believes can best be met with a technology-based solution such as the World Energy Exchange. Additionally, the automated nature of our World Energy Exchange auction platform is designed to support protest free auctions. Working with our channel partner, SAIC, we have brokered energy for the GSA and over 27 federal agencies, Montgomery County, Maryland, the State of Maryland, the District of Columbia, the Commonwealth of Massachusetts, and have recently won a contract with the Commonwealth of Pennsylvania. Four of the energy consumers using our auction platform each accounted for over 10% individually and approximately 55% in the aggregate of our revenue for the three months ended March 31, 2006, and three of these energy consumers accounted for over 10% individually and approximately 49% in the aggregate of our revenue for the year ended December 31, 2005. In September 2005, we were awarded a five-year contract to assist GSA in its procurement of energy. Commercial and industrial energy consumers that have used our auction platform include companies such as Starwood Hotels & Resorts Worldwide Inc., Lockheed Martin Corporation, and Costco Wholesale Corporation. We also maintain a direct sales arm. Targets of direct sales efforts are typically large companies with facilities in many geographic locations including hotel chains, wholesale clubs, property management firms, big box retailers, supermarkets, department stores, drug stores, convenience stores, restaurant chains, financial services firms, and manufacturers across various industries.

Channel Partners  We target commercial and industrial energy consumers primarily through channel partners. These are firms with existing client relationships with certain commercial and industrial energy consumers that would benefit from the addition of an online energy procurement solution. Channel partners consist of a diverse array of companies including energy service companies, demand side consultants and manufacturers, ABCs and strategic sourcing companies, but in the most general terms they are resellers or distributors. As of June 30, 2006, we have entered into agreements with 22 channel partners, including SAIC and Cargill Energy Services, LLC, which are currently engaged in efforts to source potential transactions to the World Energy Exchange although not all have sourced a transaction for which an auction has been completed. Upon identifying opportunities with new channel partners, we enter into a non-exclusive channel partner agreement that grants the channel partner a non-exclusive right to sell our procurement process for a term of one year, which term renews automatically unless terminated upon 30 days written notice. The channel partner receives a commission based on the amount of involvement of the channel partner in the procurement process.

Competition

Energy consumers have a broad array of options when purchasing energy. Energy consumers can either purchase energy directly from the utility at the utility’s rate or purchase energy in the deregulated market through one of the following types of entities: competitive energy suppliers, ABCs and online brokers. We compete with competitive energy suppliers, ABCs and other online brokers for energy consumers that are seeking an alternative to purchasing directly from the utility.

Online Brokers  Online brokers are a subset of the ABCs. These entities use online platforms to run electronic RFP processes in an effort to secure the lowest prices for their energy customers by having competitors bid against one another. We are among the pioneering companies brokering electricity online and we are not aware of any competitor that has brokered more electricity online than we have. Our competitors include Usource LLC, Energy Window Inc., mdenergy, LLC, and Legacy Energy Group, LLC. There is very limited public information available about these other online brokers.

Aggregators, Brokers and Consultants  ABCs facilitate transactions by having competitive energy suppliers compete against each other in an effort to get their energy customers the lowest price. This group uses manual RFP processes that are labor intensive, relying on phone, fax and email solicitations. In a January 2006 report entitled “Channel Partners: The Growing Role of Aggregators, Brokers and Consultants in Competitive Energy Markets”, KEMA identified 280 ABCs. We believe that the online RFP process is superior to the traditional paper based RFP process as it involves a larger number of energy suppliers, can accommodate a larger number of bids within a shorter time span, allows for a larger amount of contract variations including various year terms, territories and energy load factors.

Competitive Energy Suppliers  These entities take title to power and resell it directly to energy consumers. These are typically well-funded entities, which both service customers directly, and therefore compete with ABCs, and work with outside representatives to contract with energy consumers. Presently, we estimate there are approximately 49 competitive energy suppliers that are actively recruiting retail energy consumers, eleven of which operate on a national level and are registered in nearly all of the 14 states and the District of Columbia that permit CIG energy consumers to choose their electricity supplier and have deregulated pricing to create competitive markets.

Technology

Our World Energy Exchange auction platform is comprised of a scalable transaction processing architecture and web-based energy consumer user interface. The auction platform is primarily based on internally developed proprietary software, but also includes third party components for user interface elements and reporting. The World Energy Exchange auction platform supports the selling and buying processes of energy-related products including bid placements, energy supplier registration and management, channel partner management, energy consumer management, deal process management, contract management, site management, collection and commission management, and reporting. The auction platform maintains current and historical data online for all of these components.

Our technology systems are monitored and upgraded as necessary to accommodate increasing levels of traffic and transaction volume on the website. However, future upgrades or additional technology licensing may be required to ensure optimal performance of our auction platform services. See “Risk Factors”. To provide maximum uptime and system availability, our auction platform is hosted in a multi-tiered, secure, and reliable fault tolerant environment which includes backup power supply to computer equipment, climate control, as well as physical security to the building and data center. In the event of a major system component failure, such as a system motherboard, spare servers are available.

We strive to offer a high level of data security in order to build the confidence in our services among energy consumers and to protect the energy consumers’ private information. Our World Energy Exchange security infrastructure has been designed to protect data from unauthorized access, both physically and over the Internet. The most sensitive data and hardware of the World Energy Exchange reside at the data centers.

Facilities

We do not own any real property. We lease the business premises in the following locations for the stated principal uses:

	Approximate
	Floor Space
Location	(Square Feet)	Principal Use

446 Main Street, Worcester, Massachusetts(1)	5,104	Executive office and general administration
1215 19th Street NW, Washington, District of Columbia(2)	1,500	Branch office

Note:

(1)	Pursuant to a five-year lease agreement dated September 8, 2004 with Sovereign Bank at a monthly rate of $6,380 in the first year, $7,443.33 in the second year, $8,081.33 in the third and fourth years and $8,400.33 in the fifth year, plus operating expenses and taxes.

(2)	Pursuant to a one-year lease agreement dated June 21, 2006 with Roosevelt Land, LP at a monthly rate of $4,000 plus operating expenses and taxes.

Intellectual Property

We enter into confidentiality and non-disclosure agreements with third parties with whom we conduct business in order to limit access to and disclosure of our proprietary information.

We operate our auction platform under the trade names “World Energy Exchange” and “World Green Exchange”. We also own the following domain names: worldenergy.com, wesplatform.com, wexch.com, worldenergyexchange.com, echoicenet.com, e-choicenet.com, worldenergysolutions.com, worldenergysolutions.net, worldenergy.biz, worldgreenexchange.biz, worldgreenexchange.info, worldgreenexchange.us and worldpowerexchange.com. To protect our intellectual property, we rely on a combination of copyright and trade secret laws and the domain name dispute resolution system.

Certain of our trade names may not be eligible for protection if, for example, they are generic or in use by another party. It has come to our attention that there is another company operating under the name World Energy Solutions, Inc. Although this company does not operate in the energy brokerage business, we cannot assure that this company will not seek to challenge our right to the use of our name. We may be unable to prevent competitors from using trade names that are confusingly similar or identical to ours.

We do not have any patents and if we are unable to protect our copyrights, trade secrets or domain names, our business could be adversely affected. Others may claim in the future that we have infringed their intellectual property rights.

Personnel

As of June 30, 2006, we had 24 employees, which includes 19 full-time and five part-time employees. Full-time staff consists of three members of senior management, five sales employees, two information technology employees, seven trading desk employees and two administrative employees. In addition, we rely on a number of consultants and other advisors. The extent and timing of any increase in staffing will depend on the availability of qualified personnel and other developments in our business. None of the employees are represented by a labor union, and we believe that we have good relationships with our employees.

Seasonality

Our revenue is subject to seasonality and fluctuations during the year primarily as a result of weather conditions and their impact on the demand for energy. Our revenue is generated from the commissions we receive under any given energy contract, which is tied to the energy consumer’s consumption of energy. Therefore, revenue from natural gas consumption tends to be strongest during the winter months due to the increase in heating usage, and revenue from electricity consumption tends to be strongest during the second and third quarters due to the increase in air conditioning usage. Our revenue is also subject to fluctuations within any given season, depending on the severity of weather conditions — during a particularly cold winter or an unseasonably warm summer, energy consumption will rise.

Cyclicality

We believe that our business will be cyclical in nature and is tied, in part, to market energy prices which impact transaction volume. When energy prices increase in competitive markets above the price levels of the regulated utilities, energy consumers are less likely to lock-in to higher fixed price contracts in the competitive markets and so they are less likely to use our auction platform. Conversely, when energy prices decrease in competitive markets below the price levels of the regulated utilities, energy consumers are more likely to lock-in to lower fixed price contracts in the competitive markets and so they are more likely to use our auction platform. Although our short term revenue is impacted by usage trends, these cyclical effects will have longer term implications on our business because we derive future revenue from current auctions.

Legal Proceedings

From time to time we may be a party to various legal proceedings arising in the ordinary course of our business. Our management is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against us or our properties which we believe would be material to the our financial condition or results of operations.

MANAGEMENT

The following table sets forth, as of June 30, 2006, the names, municipalities of residence, age, positions held with us and principal occupations of our directors, executive officers, and director nominees and, if a director, the year in which the person became a director.

Name and Municipality		Position with the	Principal	Director
of Residence	Age	Company	Occupation	Since

Richard Domaleski	37	Director, President	President and Chief	September 1996(5)
Leicester, Massachusetts,		and Chief Executive	Executive Officer of
USA		Officer	the Company
Philip Adams	48	Chief Operating	Chief Operating Officer of	—
Concord, Massachusetts,		Officer	the Company
USA
James Parslow	41	Chief Financial	Chief Financial Officer,	—
Northbridge,		Treasurer,	Officer, Treasurer and
Massachusetts, USA		Secretary	Secretary of the Company
Edward Libbey(1) (2) (3)	59	Director	Retired	February 1998(5)
London, England
Nicholas Zaldastani(1)(2)	49	Director	Managing Director,	August 2001
San Francisco,			Zaldastani Ventures (a
California, USA			venture capital company)
Patrick Bischoff(2)(3)	38	Director	Managing Director and	January 2004
Las Vegas, Nevada, USA			founder, Spinnaker Ventures
			LLC (a venture capital company)
John Wellard(1)(3)(4)	59	Director Nominee	Retired	—
Nipissing, Ontario, Canada

Notes:

(1)	Denotes member or nominated member of the Audit Committee.

(2)	Denotes member of the Compensation Committee.

(3)	Denotes member or nominated member of the Corporate Governance and Nominating Committee.

(4)	Denotes that such person will be our audit committee financial expert (as is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act) and is independent (as defined in Item 7(d)(3)(iv) of Schedule 14 under the Securities Exchange Act of 1934.)

(5)	Denotes year director began service as a director of the company’s predecessor Oceanside Energy, Inc.

Biographies

The following are brief profiles of our executive officers and directors, including director nominees, as well as a description of each individual’s principal occupation within the past five years.

Richard Domaleski.  Mr. Domaleski has served as our President and Chief Executive Officer since 1999 and as a director since 1999. Mr. Domaleski is responsible for our strategic vision and sales execution. Prior to working with us, in 1996, Mr. Domaleski co-founded our predecessor business, Oceanside Energy, Inc., which was one of the first reverse auction businesses to take advantage of utility deregulation and one of the first aggregators to be granted a FERC tariff, and which became our wholly-owned subsidiary in 2000.

Philip Adams.  Mr. Adams has served as our Chief Operating Officer since October 2003, and oversees our corporate strategy, marketing, direct and channel sales, and human resources functions. Prior to joining us, from September 2001 to October 2003, Mr. Adams was a principal of Go2 Market Momentum, LLC, a consulting firm to emerging companies. Prior to that, Mr. Adams was a senior executive at software and internet companies including Exchange Applications, Inc., Pegasystems, Inc., Corporate Software, Inc., Rowe Communications, Inc., and PC Connection, Inc. Mr. Adams also worked as a strategy consultant at Corporate Decisions, Inc., a company subsequently acquired by Mercer Consulting Inc.

James Parslow.  Mr. Parslow joined us in May 2006 and serves as our Chief Financial Officer, Treasurer and Secretary. Mr. Parslow is a Certified Public Accountant in Massachusetts with 19 years experience serving private and public companies in the alternative energy, biomedical service and products, online auction services and high technology manufacturing industries. Since April 2004 until joining us in 2006, Mr. Parslow was the Chief Financial Officer and Treasurer for Spire Corporation. Prior to joining Spire, Mr. Parslow was an independent financial consultant from January 2003 to March 2004. From May 2002 to November 2002, Mr. Parslow served as Controller of Fairmarket, Inc. (now Dynabazaar, Inc.) From July 1998 to February 2002, he was Vice President, Finance and Administration of Thermo Power Corporation, a former public subsidiary of Thermo Electron Corporation.

Edward Libbey.  Dr. Libbey has served as one of our directors since our inception and prior to that was a director of Oceanside Energy, Inc. which became a wholly-owned subsidiary of ours in 1999. Dr. Libbey recently retired. From April 2003 to July 2006, Dr. Libbey had been a consultant with KMC International, which is held by KMC Holdings, a human resources recruitment company, and prior thereto was a consultant with Preng & Associates from May 1999. Dr Libbey also worked at British Petroleum for over 20 years in supply, logistics and oil trading.

Nicholas Zaldastani.  Mr. Zaldastani has served as one of our directors since 2001. Since September 1997, Mr. Zaldastani has been the Managing Director and is the founder of Zaldastani Ventures, a venture capital company that has invested in several early-stage ventures such as Saba Software, Inc., Pay-By-Touch, World Energy and Salary.com. In addition to his career in venture capital, Mr. Zaldastani has worked at Saba Software, Inc, Open Horizon, Inc. and Oracle Corporation.

Patrick Bischoff.  Mr. Bischoff has served as one of our directors since 2004. Since April 2001, Mr. Bischoff has been the Managing Director and founder of Spinnaker Ventures LLC, a venture capital company. Mr. Bischoff served as Managing Director, Electronic Products, for Crocodiles not Waterlillies LLC from August 2004 until December 2005 and currently is a member of the advisory board. From August 2002 to April 2003, he was a senior partner of Esotera Group Inc., a human capital consulting and research company. In April 1997, Mr. Bischoff co-founded Saba Software Inc. and held various positions with the company until September 2001.

John Wellard.  Mr. Wellard has agreed to become a director upon the closing of this offering. From March 1996 to April 2006, Mr. Wellard was employed with Union Gas Limited in various capacities, most recently as its President. He also served Union Gas Limited at various times as a Senior Vice-President of Sales and Marketing & Business Development, Vice-President of Sales and Marketing, Senior Vice President of Asset Management and Vice President of Operations.

Prior to giving effect to the offering, our current directors and executive officers, as a group, will beneficially own an aggregate of 27,386,674 shares of common stock (which includes 1,588,356 shares of common stock issuable upon exercise of stock options and warrants exercisable within 60 days of July 21, 2006) representing approximately 50.4% of our outstanding shares of common stock. Upon closing of the offering, the number of shares of common stock that our current directors and executive officers will beneficially own will be          shares of common stock representing approximately     % of the outstanding shares of our common stock.

Board of Directors

Our board of directors consists of four members and is being expanded to five in connection with this offering. The Board has voted to fill the vacancy created by this increase in the number of directors with the director nominee identified above and the director nominee has indicated his intent to serve on our Board. Upon completion of this offering, the Board will be divided into three classes, with each class serving for a staggered three-year term. The Board will consist of two class I directors, Messrs. Zaldastani and Bischoff; two class II directors, Messrs. Libbey and Wellard; and one class III director, Mr. Domaleski. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class I directors, class II directors and class III directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2007, 2008 and 2009, respectively.

Our by-laws provide that, subject to the rights of holders of any series of preferred stock that may be hereafter authorized from time to time, any vacancies in our Board and newly created directorships may be filled only by our Board and the authorized number of directors may be changed only by our Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. These provisions of our by-laws and the classification of the Board may have the effect of delaying or preventing changes in the control or management of us.

Our Chief Executive Officer is elected by, and serves at the discretion of, the Board. The Board may appoint other executive officers from time to time as it deems appropriate.

Each of our executive officers and directors, other than non-employee directors, is principally occupied with our business and affairs. There are no family relationships among any of our directors or officers.

We are not listing our shares on a U.S. exchange in connection with this offering and so we will not be subject to certain corporate governance and disclosure requirements required of companies that are listed on a U.S. exchange. We will be subject to Canadian securities laws. Accordingly, a majority of the members of our Board are independent, as defined under applicable Canadian securities laws.

Committees of the Board of Directors

The Board has established the following three standing committees — an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of these standing committees operate under a charter that has been approved by the Board and will consist of at least three directors who are to be appointed by the Board. The Board has determined that all of the members of each of the Board’s three standing committees will be independent, as defined under applicable Canadian securities laws.

Audit Committee

The members of our Audit Committee are Messrs. Libbey and Zaldastani, and Mr. Wellard has agreed to join the committee immediately following the closing of the offering. The Audit Committee is responsible for assisting the Board in fulfilling its responsibilities for oversight of our accounting and financial reporting processes and audits of our financial statements. The Audit Committee will, among other things, independently monitor our financial reporting process and internal control systems, review our financial statements to ensure their quality, integrity and compliance with accounting standards, ensure the adequacy of procedures related to such review and oversee the work of our external auditors.

Compensation Committee

The members of our Compensation Committee are Messrs. Libbey, Zaldastani and Bischoff. The Compensation Committee is responsible for overseeing the Board in fulfilling its responsibilities related to compensation of our directors, executive officers and senior management. The Compensation Committee will, among other things, review the adequacy of compensation, review and approve corporate goals and objectives relevant to compensation and make recommendations regarding compensation of the Chief Executive Officer and our other directors and officers. The Compensation Committee will assess all aspects of compensation including salaries, bonuses, long-term incentive compensation and other performance based incentives, taking into account industry comparables to ensure that compensation is fair and reasonable.

Corporate Governance and Nominating Committee

The members of our Corporate Governance and Nominating Committee are Messrs. Libbey and Bischoff, and Mr. Wellard has agreed to join the committee immediately following the closing of the offering. The Corporate Governance and Nominating Committee is responsible for assisting the Board in discharging its responsibilities related to corporate governance practices and the nomination of directors. The Corporate Governance and Nominating Committee will, among other things, develop our statement of corporate governance practices, recommend procedures to assist the Board in functioning cohesively and effectively, supervise our securities compliance procedures and have the authority to engage outside advisors where necessary. This committee will also be responsible for recommending to the Board director nominees to be elected at stockholder meetings, taking into consideration the appropriate size of the Board, the competencies and skills required and whether each nominee can sufficiently fulfill his or her duties as a member of the Board.

From time to time, the Board may establish other committees to facilitate the management of our business.

Director Compensation

Historically, we have not paid cash compensation to directors. Following the closing of the offering, each of the non-employee directors who are not currently stockholders of the company will initially be paid an annual fee of $10,000 for serving on the Board, and a per meeting fee of $1,500 for each regularly scheduled meeting of the Board (being four meetings annually), or a committee thereof, attended in person. Each director who is not currently a stockholder of the company will also receive $1,500 for each additional meeting of the Board, or a committee thereof, that is scheduled and attended in person. We reimburse each member of our Board who is not an employee of ours for reasonable travel and other expenses in connection with attending meetings of the Board.

In addition, we have granted the following stock options under our 2003 Stock Incentive Plan to our current non-employee directors:

Name of Director	Number of Shares(1)		Date of Grant

Edward Libbey	300,000		12/11/2003
Nicholas Zaldastani	1,100,000	(2)	5/15/2003
	300,000	(2)	12/11/2003
Patrick Bischoff	450,000	(2)	12/19/2003

Notes:

(1)	All options are fully vested and have or had an exercise price of $0.025 per share.

(2)	Option has been exercised.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee of our Board are Messrs. Libbey, Zaldastani and Bischoff. No interlocking relationship exists between our Board or Compensation Committee and the Board or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Executive Compensation

The following table sets forth the compensation earned by the following persons: the individual who served as our chief executive officer in 2005 and the four other highest paid executive officers during the fiscal year ended December 31, 2005. Such persons are referred to as our named executive officers. Because we had only two executive officers during our most recently completed fiscal year, our Chief Executive Officer and our Chief Operating Officer are the only named executive officers during such fiscal year. We did not have a Chief Financial Officer during the fiscal year ended December 31, 2005. No other executive officers who would have otherwise been includable in the following table on the basis of salary and bonus earned for the year ended December 31, 2005 have been excluded by reason of their termination of employment or change in executive status during that year.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Restricted
Stock Awards ($)
					Securities	or Shares or
				Other	Under	Units Subject
				Annual	Options/SARs	to Resale	LTIP	All Other
Name and Principal	Year	Salary ($)	Bonus ($)	Compensation ($)	Granted (#)	Restrictions	Payouts ($)	Compensation ($)
Position (a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Richard Domaleski	2005	138,000	50,000	—	—	—	—	—
President and Chief
Executive Officer
Philip Adams	2005	150,000	35,000	—		—	—	—
Chief Operating Officer
James Parslow	2005	(1)	—	—	—	—	—	—
Chief Financial Officer

Note:

(1)	Mr. Parslow joined us as our Chief Financial Officer during 2006. His annualized base salary is $150,000.

Option Grants/Exercised During the Most Recently Completed Fiscal Year

No stock options were granted to or exercised by the named executive officers during the fiscal year ended December 31, 2005.

Option Exercises and Fiscal Year-End Values

The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercised in-the-money options, as of December 31, 2005. There was no public trading market for our common stock as of December 31, 2005. Accordingly, the value of the unexercised in-the-money options at fiscal year-end has been calculated by determining the difference between the exercise price per share and the midpoint of the range of the common stock to be offered in this offering. None of the named executive officers exercised options during the fiscal year ended December 31, 2005.

			Number of Securities Underlying		Value of Unexercised
			Unexercised Options		In-the-Money Options at
	Shares Acquired	Value	at December 31, 2005 (#)		December 31, 2005 ($)
Name	on Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard Domaleski	n/a	n/a	n/a	n/a	n/a	n/a
President and Chief Executive Officer
Philip Adams	n/a	n/a	1,250,000	n/a		n/a
Chief Operating Officer
James Parslow	n/a	n/a	n/a	n/a	n/a	n/a
Chief Financial Officer

Employment Agreements

We have entered into employment agreements with certain of the named executive officers and other members of senior management, certain material terms of which are summarized below.

Pursuant to a letter of offer for employment with Mr. Adams, effective as of October 1, 2003, Mr. Adams is to be paid a base salary of $12,500 per month, subject to adjustments from time to time, and is eligible to participate in all bonus and benefit programs including the stock option plan. Mr. Adams was also granted incentive stock options exercisable to purchase 1,250,000 shares of common stock. In the event that Mr. Adams’ employment is terminated by us for reasons other than for cause, he is entitled to receive a severance package of six months salary at his then current rate of pay. Mr. Adams has also entered into a non-competition and non-solicitation agreement and an invention and non-disclosure agreement with us, the terms of which are summarized below.

Pursuant to a letter of offer for employment with Mr. Parslow effective May 15, 2006, Mr. Parslow is to be paid a bi-weekly salary at the annualized rate of $150,000 per year, and is eligible to participate in all bonus and benefit programs. Mr. Parslow was also granted non-statutory stock options exercisable to purchase up to 450,000 shares of common stock. Mr. Parslow has also entered into a non- competition and non-solicitation agreement and an invention and non-disclosure agreement, the terms of which are summarized below.

The non-competition and non-solicitation agreement for each of Messrs. Adams and Parslow provides that for a period of one year following the termination or cessation of employment with us, the employee will not (i) engage in a business that competes with our business; (ii) directly or indirectly solicit any of our employees; or (iii) directly or indirectly solicit, hire or engage as an independent contractor any person who was employed by us during the employee’s term of employment with us.

The invention and non-disclosure agreement provides that all of our proprietary information is and shall remain our exclusive property and that the employee will not, for the duration of employment and afterwards, disclose or use such proprietary information without our written consent or until such information has become public knowledge without fault of the employee. Under the agreement, any and all materials containing proprietary information, whether created by the employee or coming into his possession during employment, remain the exclusive property of us to be used only in the performance of his duties and are to be returned upon request by us or upon termination of employment. Pursuant to the agreement, the employee is also required to disclose and assign all rights, title and interest in prior inventions created alone or jointly with others that relate to our business in addition to any inventions that may be created or conceived during our employment. The employee also agrees to cooperate with us, both during and after his employment, to assist in the enforcement of intellectual property rights relating to any inventions.

Compensatory Plans, Severance or Other Arrangements

Mr. Adams is entitled to receive a severance package equal to six months salary at his then current base rate of pay in the event that his employment is terminated other than for cause. Based on Mr. Adams’ current rate of pay, this severance package would exceed $100,000.

Employee Benefit Plans

2003 Stock Incentive Plan

Our 2003 Stock Incentive Plan, or the 2003 plan, authorizes the Board to grant options, restricted stock awards or other stock-based awards to our employees, officers, directors, consultants and advisors. Pursuant to the 2003 plan, we can issue “non-statutory options” and “incentive stock options” to purchase shares of common stock. Incentive stock options can only be granted to our employees. The number of shares of common stock reserved for issuance under the 2003 plan is 15,000,000. As of the date of this prospectus, there are options outstanding to purchase 4,363,029 shares of common stock under the 2003 plan. No further options will be issued under the 2003 plan following the date of this prospectus.

The following table sets forth details regarding the options outstanding under the 2003 plan as at the date of this prospectus.

	Number of Persons	Number	Exercise	Market Value on	Expiration
Group	Holding Options	of Options	Price	Date of Grant(1)	Dates

Executive officers and former executive officers	2	850,000	$0.025	$0.025	Oct. 1, 2010
		450,000	$0.95	$0.95	July 31, 2013
Directors and former directors who are not executive officers	2	800,000	$0.025	$0.025	Various(2)
Current and former employees	16	961,029	$0.025	$0.025	Various(3)
		430,000	$0.24	$0.24	Various(4)
		340,000	$0.38	$0.38	Various(5)
		292,000	$0.95	$0.95	July 31, 2013
Consultants	1	240,000	$0.025	$0.025	Feb. 2, 2011

Notes:

(1)	Because there was no market for our shares, the market value on date of grant was determined by our Board.

(2)	From December 11, 2010 to January 1, 2011.

(3)	From June 1, 2010 to July 1, 2011.

(4)	From March 11, 2012 to June 1, 2012.

(5)	From January 16, 2013 to February 10, 2013.

2006 Stock Incentive Plan

In connection with the offering, we are adopting the 2006 Stock Incentive Plan, or the 2006 plan, to become effective, subject to receipt of stockholder approval and all requisite regulatory approvals, immediately prior to the closing of the offering. The maximum aggregate number of shares of common stock issuable by us under the 2006 plan is           shares.

Under the 2006 plan, the Board may grant awards including options, restricted stock awards or other stock unit awards to eligible participants including our employees, directors, officers, consultants and advisors. The 2006 plan was established to provide additional incentives to attract and retain our employees, directors, officers, consultants and advisors.

Options granted under the 2006 plan will have an exercise price as established by the Board and as specified in the applicable option agreement. However, the exercise price shall not in any event be less than the volume weighted average trading price of the shares of our common stock on the Toronto Stock Exchange or another stock exchange where the majority of the trading volume and value of the shares occurs for the five trading days immediately preceding the day on which the option is granted. The term of the options, in addition to whether they are exercisable in installments or pursuant to vesting schedules, are to be established by the Board and as specified in the applicable option agreement.

The terms and conditions of a restricted stock award, including the conditions for repurchase (or forfeiture) and the issue price, if any, are to be determined by the Board. The terms and conditions of other stock unit awards, including any applicable purchase price are also to be determined by the Board and such other stock unit awards can be used as a form of payment in the settlement of other awards granted under the 2006 plan or as payment in lieu of compensation to which a participant is otherwise entitled.

Any expiry, termination, surrender, cancellation or forfeiture of awards will make new grants available under the 2006 plan, effectively resulting in a re-loading of the number of awards available to grant under the 2006 plan. The number of shares of common stock that can be issued to a participant in any 12-month period cannot exceed           shares. Similarly, under the 2006 plan and all of our other security based compensation arrangements, the number of shares of common stock that are: (i) issuable to insiders (as defined in the 2006 plan) at any time, calculated as at the date of grant of an award; and (ii) issued to insiders within any one year period, cannot exceed 10% of the number of shares of common stock that are issued and outstanding.

In connection with certain reorganization events, including a merger or acquisition of us with or into another entity as a result of which our common stock is converted into or exchanged for the right to receive cash, securities or other property, or is cancelled, the Board may provide for the accelerated exercise of any unexercised options or awards (other than restricted stock awards) and termination of same immediately prior to the completion of such reorganization event. In connection with a merger, consolidation, or acquisition of property or stock of another entity, the Board may grant awards in substitution for any options, stock or other stock-based awards granted by such entity or affiliate thereof. Such substitute awards will not count against the maximum aggregate share limit under the 2006 plan.

Awards under the 2006 plan cannot be sold, assigned or transferred except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. However, the Board may permit or provide in an award for gratuitous transfers by a participant to certain family members, a family trust or similar entity if with respect to such proposed transferee we would be eligible to register the sale of the common stock subject to such award under the Securities Act of 1933 using a Form S-8. The Board shall also determine the effect of disability, death, termination of employment, change in employment or other status of the participant on an award and the extent to which any rights under the award may be exercised by a participant’s legal representative, guardian or beneficiary.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of July 21, 2006 and as adjusted to reflect the sale of the shares of common stock in this offering by:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	our named executive officers;

•	each of our directors and director nominees;

•	all executive officers, directors and director nominees as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire within 60 days of July 21, 2006 through the exercise of any warrant, stock option or other right. Except as noted by footnote, and subject to community property laws where applicable, the stockholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

As of July 21, 2006, there were 52,783,248 shares of common stock issued and outstanding, which reflects the conversion to common stock, upon the closing of the offering, of all outstanding shares of non-voting common stock and preferred stock. Except as set forth below, the address of all stockholders is c/o World Energy Solutions, Inc., 446 Main Street, Worcester, Massachusetts 01608.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to Offering			After Offering
Name and Address of Beneficial Owner	Number	Percentage	Shares Offered	Number	Percentage

Five Percent Stockholders:
Richard Domaleski/Roman Holdings Trust(1)	19,145,000	36.3%
Nicholas Zaldastani(2)	2,918,887	5.5
Other Directors:
Patrick Bischoff(3)	924,339	1.8
Edward Libbey(4)	1,898,448	3.6
Other Named Executive Officers:
Philip Adams(5)	2,500,000	4.7
All executive officers and directors as a group (6 individuals)(6)	27,386,674	50.4
Other Selling Stockholders:

(1)	Includes 145,000 shares held in the name of Mr. Domaleski and 19,000,000 shares held by Dana Domaleski and David T. Bunker, as co-trustees of the Roman Holdings Trust, of which Mr. Domaleski is the principal beneficiary. Mrs. Domaleski and Mr. Bunker, as co-trustees, share voting and investment power with respect to the shares held by the Roman Holdings Trust. The address of the Roman Holdings Trust is 2935 Barrymore Court, Orlando, FL 32835. The trustees disclaim beneficial ownership of these shares.

(2)	Includes 410,959 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of July 21, 2006.

(3)	Consists of shares held by Spinnaker Ventures LLC, of which Mr. Bischoff is the managing director and over which he holds voting and investment power. Spinnaker Ventures LLC is owned by the Bischoff

Alaska Irrevocable Trust of which Mr. Bischoff is a trustee. Mr. Bischoff disclaims beneficial ownership of these shares.

(4)	Includes 703,000 shares of common stock held in the name of Mr. Libbey’s wife, Diane Libbey. Includes 27,397 shares of common stock issuable upon the exercise of a warrant exercisable within 60 days of July 21, 2006 and 300,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of July 21, 2006.

(5)	Includes 850,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of July 21, 2006.

(6)	Includes 1,588,356 shares of common stock issuable upon exercise of stock options and warrants exercisable within 60 days of July 21, 2006.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2003, we have engaged in the following transactions with our directors, director nominees, executive officers and holders of more than 5% of our common stock, on an as converted basis, and affiliates of our directors, director nominees, executive officers and 5% stockholders.

Preferred Stock Issuances

Three of our current directors, Nicholas Zaldastani, Patrick Bischoff and Edward Libbey purchased 1,107,928, 924,339 and 74,551 shares of our preferred stock, respectively, on March 31, 2003, at a per share purchase price of $0.146 by converting all of the principal and interest owed to them on certain convertible promissory notes. Our preferred stock is converting to common stock on a one-for-one basis in connection with this offering.

Stock Option Grants

We have granted options to purchase shares of our common stock to our executive officers and directors. See “Management — Director Compensation,” “Management — Executive Compensation” and “Management — Option Grants/Exercised During the Most Recently Completed Fiscal Year.”

Warrants

In 2001 and 2002, two of our current directors, Nicholas Zaldastani and Edward Libbey, were issued warrants to purchase 410,959 and 27,397 shares of our common stock, respectively, in connection with their purchase of convertible promissory notes of ours which they subsequently converted to preferred stock as described above.

Consulting Arrangements

In 2006, we have paid Mr. Patrick Bischoff, one of our Board members, to act as a consultant and to assist us in our research of potential equity financing and other strategic transactions, including this offering. We do not have a written agreement with Mr. Bischoff. This consulting arrangement does not have a fixed time commitment. Instead, Mr. Bischoff provides these services from time to time as requested by our Chief Executive Officer. Mr. Bischoff bills us hourly for such services. Payments under this arrangement to date are less than $25,000.

We paid Go2Marketing LLC, an entity affiliated with Philip Adams, approximately $135,000 in cash and we issued Mr. Adams options to purchase 1,250,000 shares of our common stock in consideration of consulting services provided by Mr. Adams to us between 2001 and 2003 prior to our hiring him as an employee, which services related primarily to marketing, channel recruiting, human resources, information technology and other operational matters, as well as financial matters.

ESCROWED SECURITIES

In accordance with the National Policy 46-201 Escrow for Initial Public Offerings, or NP 46-201, and pursuant to an escrow agreement to be entered into among Richard Domaleski, Patrick Bischoff, Nicholas Zaldastani and Philip Adams, referred to below as the principals, and , referred to below as the escrow agent, and us, the following table sets out the securities that will be deposited into escrow with the escrow agent on closing of the offering:

Percentage of
Shares of Common
Stock (on a Fully
Diluted Basis)
	Amount and Type of	After Giving Effect
Name of Principal	Escrowed Securities(4)	to the Offering

Richard Domaleski/Roman Holdings Trust(1)	19,145,000 common stock
Nicholas Zaldastani	2,507,928 common stock
410,959 warrants
Philip Adams	1,650,000 common stock
850,000 options
Edward Libbey	1,571,051 common stock(3)
300,000 options
27,397 warrants
Patrick Bischoff(2)	924,339 common stock

Notes:

(1)	Includes 145,000 shares held in the name of Mr. Domaleski and 19,000,000 shares held by Dana Domaleski and David T. Bunker, as co-trustees of the Roman Holdings Trust, of which Mr. Domaleski is the principal beneficiary. The trustees disclaim beneficial ownership of these shares.

(2)	Consists of shares held by Spinnaker Ventures LLC, of which Mr. Bischoff is the managing director and sole stockholder and over which he holds voting and investment power. Spinnaker Ventures LLC is owned by the Bischoff Alaska Irrevocable Trust of which Mr. Bischoff is a trustee. Mr. Bischoff disclaims beneficial ownership of these shares.

(3)	Includes 703,000 shares of common stock held in the name of Mr. Libbey’s wife, Diane Libbey.

(4)	Each option and warrant is exercisable for one share of common stock.

We will be classified as an “established issuer” under NP 46-201. An “established issuer” is an issuer that after its initial public offering has securities listed on the Toronto Stock Exchange and is not classified by the Toronto Stock Exchange as an exempt issuer. Based on our being an “established issuer”, the escrowed securities will be subject to an 18 month escrow. Twenty-five percent of each principal’s escrowed securities will be exempt from escrow effective on the receipt of notice confirming the listing of the shares of common stock on the Toronto Stock Exchange. The balance of the escrowed securities will be released over 18 months in equal tranches at six month intervals from the date of the listing of the shares of common stock on the Toronto Stock Exchange, with 25% of the escrowed securities being released in each tranche.

The escrowed securities may not be transferred or otherwise dealt with during the term of the escrow agreement unless the transfers or dealings within escrow are: transfers to continuing or, upon their appointment, incoming directors and senior officers of the company or of a material operating subsidiary, with approval of our Board; transfers to other principals; transfers to a registered retirement savings plan or similar trust plan provided that the only beneficiaries are the transferor or the transferor’s spouse or children; transfers upon bankruptcy to the trustee in bankruptcy; and pledges to a financial institution as collateral for a bona fide loan, provided that upon a realization the escrowed securities remain subject to escrow.

Tenders of escrowed securities to a take-over bid are permitted provided that, if the tenderer is a principal (as such term is defined in NP 46-201) of the successor company upon completion of the take-over bid, securities received in exchange for tendered escrowed securities are submitted in escrow on the basis of the successor company’s escrow classification.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and the by-laws that will become effective upon closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated. Our Board may establish the rights and preferences of the preferred stock from time to time. As of July 21, 2006, after giving effect to the conversion of all outstanding shares of non-voting common stock and preferred stock into shares of common stock, there would have been 52,783,248 shares of common stock issued and outstanding. As of July 21, 2006, there were 139 stockholders of record of our capital stock. Generally, the presence of holders of one-third in voting power of the shares of the capital stock issued and outstanding and entitled to vote at a given meeting, all as determined in accordance with our by-laws, constitutes a quorum.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our Board, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our Board is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its right and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of any common stock or preferred stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the Board determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of us.

We have no present plans to issue any shares of preferred stock.

Warrants

As of June 30, 2006:

•	Massachusetts Capital Resource Company holds a warrant to purchase, for $0.40 per share, up to 600,000 shares of our common stock as further described under “Capitalization — MCRC Indebtedness and Warrants” above and Note 7 to our consolidated financial statements.

•	Various investors who purchased our convertible promissory notes during 2001 and 2002, or our preferred stock during 2003, hold outstanding warrants to purchase up to 919,307 shares of our common stock at a weighted average exercise price of $0.03 per share.

In connection with the offering, we have also agreed to issue to the lead-managing underwriter warrants to purchase           shares (or           shares if the over-allotment option is exercised in full) at a price of $      per share for a period of 18 months following the one-year anniversary of the closing of the offering.

These warrants provide for adjustments in the event of stock dividends, stock splits, reclassifications or other changes in our corporate structure. Certain of the holders of these warrants have registration rights that are outlined below under the heading “Registration Rights.”

Options

As of June 30, 2006, options to purchase an aggregate of 3,681,029 shares of common stock at a weighted average exercise price of $0.09 per share were outstanding.

Registration Rights

Massachusetts Capital Resource Company

If we register any of our shares of common stock under the U.S. Securities Act of 1933, we must use our best efforts to include in such registration statement all or any part of the shares of common stock Massachusetts Capital Resource Company requests to be registered, unless the lead-managing underwriter imposes a limitation on the number of shares of common stock that may be included in any such registration statement, in which case we shall limit the number of shares of common stock registered under the registration statement on a pro rata basis among all holders that have been granted registration rights. These registration rights are not effective in connection with this offering. We have agreed to indemnify Massachusetts Capital Resource Company against certain losses in connection with the registration of its shares as described above.

Lead-managing Underwriter

If we register any of our shares of common stock under the U.S. Securities Act of 1933, we must use our best efforts to include in such registration statement all or any part of the shares of common stock issued pursuant to the warrants issued to the lead-managing underwriter in connection with this offering that such party requests to be registered. These registration rights will be substantially the same as those described in the foregoing paragraph. These registration rights are not effective in connection with this offering.

Anti-Takeover Provisions of Delaware Law, our Certificate of Incorporation and our Bylaws

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Our certificate of incorporation and our by-laws divide our Board into three classes with staggered three-year terms. In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock entitled to vote. Under our certificate of incorporation, any vacancy on our Board, including a vacancy resulting from an enlargement of our Board, may only be filled by vote of a majority of our directors then in office. The classification of our Board and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.

Our certificate of incorporation and our by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our by-laws further provide that, except as otherwise required by law, special meetings of the stockholders may only be called by the chairman of the Board, the Chief Executive Officer or our Board. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders’ meeting, and not by written consent.

The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Limitation of Liability and Indemnification

Our certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          .

Toronto Stock Exchange

We intend to apply to list our common stock on the Toronto Stock Exchange under the symbol “XWE.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales could adversely affect trading prices of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could also adversely affect the trading price of our common stock and our ability to raise equity capital in the future.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of           shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants that were outstanding as of June 30, 2006. Of these shares, the shares sold in this offering will be freely tradable without restrictions or further registration under the Unites States Securities Act of 1933 unless one of our existing affiliates as that term is defined in Rule 144 under the Securities Act of 1933 purchases such shares, in which case such shares will remain subject to the resale limitations of Rule 144.

The remaining           shares of our common stock held by existing stockholders are restricted shares or are restricted by the contractual provisions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act of 1933, which are summarized below. Of these restricted shares,           shares will be available for resale in the public market in reliance on Rule 144(k),           of which shares are restricted by the terms of the lock-up agreements described below. The remaining           shares become eligible for resale in the public market at various dates thereafter,           of which shares are restricted by the terms of the lock-up agreements. The table below sets forth the approximate number of shares eligible for future sale:

Approximate Additional
Days After Date of This	Number of Shares Becoming
Prospectus	Eligible for Future Sale	Comment

On Effectiveness		Freely tradable shares sold in offering; shares salable under Rule 144(k) that are not locked-up
90 Days		Shares subject to vested options salable under Rule 144 and Rule 701 that are not locked-up
365 Days		Lock-up released; shares subject to vested options salable under Rule 701 and outstanding shares salable under Rule 144

Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell some of its shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of our common stock then outstanding, which will equal approximately           shares immediately after this offering, or the average weekly trading volume of our common stock on the Toronto Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale.

Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about our company. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted or subject to lock-up agreements, these shares may be sold immediately upon the completion of this offering.

Options

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or other rights granted under our equity plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, restricted only by the manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144, without compliance with its one-year minimum holding period. All outstanding shares available for resale in the public market in reliance on Rule 701 are restricted by the terms of the lock-up agreements.

As of June 30, 2006, our Board had authorized an aggregate of up to 15,000,000 shares of common stock for issuance under our existing equity plans. As of June 30, 2006, options to purchase a total of 3,681,029 shares of common stock were outstanding, 2,668,747 of which options are exercisable and all shares issuable upon exercise of these options are restricted by the terms of the lock-up agreements. Of these currently exercisable options, upon the closing of this offering shares will be eligible for sale in the public market in accordance with Rule 701 under the Securities Act of 1933 beginning 365 days after the date of this prospectus.

We intend to file one or more registration statements on Form S-8 under the Securities Act of 1933 following this offering to register all shares of our common stock which have been issued or are issuable upon exercise of outstanding stock options or other rights granted under our equity plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares.

Warrants

As of June 30, 2006, there were warrants outstanding to purchase a total of 919,307 shares of common stock at a weighted average exercise price of $0.03 per share, and 600,000 shares of common stock at a weighted average exercise price of $0.40 per share.

In connection with the offering, we have agreed to issue to the lead-managing underwriter warrants to purchase           shares (or           shares if the over-allotment option is exercised in full) at a price of $      per share for a period of 18 months following the one-year anniversary of the closing of the offering.

Lock-up Agreements

We, our officers, directors and the holders of substantially all of our outstanding shares of common stock have agreed with the underwriters not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any shares of common stock or any other of our securities, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any of our securities without the prior written consent of Sprott Securities (USA) Limited, except for: (i) sales made in connection with a take-over bid or similar transaction involving a change of control of us; (ii) issuances of options under our equity-based compensation plans; and (iii) issuances of shares of common stock upon the exercise of outstanding options or warrants. The agreements will expire 365 days following the date of this prospectus.

Registration Rights

See “Description of Capital Stock — Registration Rights” for a detailed description of registration rights.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income and estate tax consequences applicable to non-U.S. holders with respect to their ownership and disposition of shares. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of shares should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of shares. In general, a non-U.S. holder means a beneficial owner of shares who is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in the U.S. or under the laws of the U.S. or of any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which is referred to herein as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. This discussion assumes that a non-U.S. holder holds shares as a capital asset, generally property held for investment.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold the shares as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their shares through partnerships or other pass-through entities. A partner in a partnership that will hold shares should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of shares.

There can be no assurance that the Internal Revenue Service, referred to herein as the IRS, will not challenge one or more of the tax consequences described herein. Prospective investors are urged to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income, estate and other tax considerations of acquiring, holding and disposing of shares.

Distributions on Shares

We do not intend to pay any distributions on the shares in the foreseeable future. In the event we do pay distributions on the shares, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the shares. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Shares.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence. In the case of a non-U.S. holder entitled to the benefits of the income tax treaty between the U.S. and Canada, the tax rate generally may be reduced to 15%.

If we determine, at a time reasonably close to the date of payment of a distribution on the shares, that the distribution will not constitute a dividend because it does not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld, which the non-U.S. holder may claim by filing a U.S. tax return with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the U.S. are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

A non-U.S. holder of shares who claims the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain On Sale, Exchange or Other Disposition of Shares

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares unless:

•	the gain is effectively connected with a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Shares” also may apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held the common stock and we were a U.S. real property holding corporation during such period. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of the our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the U.S., as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on shares paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our shares. Generally, a non-U.S. holder will certify its non-U.S. status on IRS Form W-8BEN. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Shares,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of shares by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement between us, the selling stockholders and the underwriters named below, such underwriters have agreed to purchase, and we and the selling stockholders have agreed to sell to them the number of shares indicated below on the closing date, being          , 2006, or at such later date as may be agreed between the parties but not later than           , 2006:

Underwriter	Number of Shares

Sprott Securities (USA) Limited
Total

The underwriters are offering the common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the underwriters under the underwriting agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated in certain stated circumstances and upon the occurrence of certain stated events. The underwriters are, however, severally obligated to take up and pay for any of the shares that they have agreed to purchase if any shares are purchased under the underwriting agreement. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option.

Subscriptions for the purchase of shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

We and the selling stockholders have agreed to indemnify the underwriters and their affiliates, directors, officers, employees and agents against certain liabilities, including, without restriction, liabilities under the Securities Act of 1933 and civil liabilities under Canadian provincial securities legislation, and to contribute to any payments the underwriters may be required to make in respect thereof.

Commissions and Discounts

The underwriters’ representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock:

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $      and are payable by us.

We have also agreed to grant to the lead-managing underwriter warrants to purchase          shares (or          shares if the over-allotment option is exercised in full), at a price of $           per share for a period of 18 months following the one-year anniversary of the closing of the offering.

Over-allotment Option

The underwriters have been granted an over-allotment option, exercisable for a period of 30 days from the closing of the offering, to purchase up to a total of          additional shares from us (being     % of the number of shares offered hereby) on the same terms as set out above solely to cover over-allotments, if any, and for market stabilization purposes.

No Sales of Similar Securities; Lock-up

We, our officers, directors and the holders of substantially all of our outstanding shares of common stock have agreed with the underwriters not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any shares of common stock or any other of our securities, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any of our securities without the prior written consent of Sprott Securities (USA) Limited, except for; (i) sales made in connection with a take-over bid or similar transaction involving a change of control of us; (ii) issuances of options under our equity-based compensation plans; and (iii) issuances of shares of common stock upon the exercise of outstanding options or warrants.

Listing on the Toronto Stock Exchange

We intend to apply to list the shares on the Toronto Stock Exchange under the symbol XWE.

Pricing of the Offering

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters have advised us that they do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters’ representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, (i.e., if they sell more shares than are listed on the cover of this prospectus), the underwriters’ representatives may reduce that short position by purchasing shares in the open market. The underwriters’ representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The underwriters’ representatives may also impose a penalty bid on underwriters and selling group members. This means that if the underwriters’ representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Pursuant to policy statements of the Canadian provincial securities commissions, the underwriters may not, throughout the period of distribution, bid for or purchase any shares. The policy statements allow certain exceptions to the foregoing prohibitions. The underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the Universal Market Integrity Rules for Canadian Market Places of Market Regulation Services Inc. relating to market completion and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the underwriters may, in connection with the offering, over-allot or effect transactions that stabilize or maintain the market price of the shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters’ representatives or lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Certain of the underwriters or their affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Torys LLP, New York, New York. Certain matters regarding Canadian law will be passed upon for us by Cassels Brock & Blackwell LLP, and for the underwriters by Torys LLP, Toronto, Ontario.

EXPERTS

The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been audited by UHY LLP, an independent registered public accounting firm, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1 under the Securities Act of 1933, with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

Upon completion of the offering, we will become subject to the full informational and periodic reporting requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. However, because we are not listing our common stock on a U.S. stock exchange, we may not be subject to such SEC reporting requirements in the future. We also maintain an Internet site at www.worldenergy.com. Our Internet site is not a part of this prospectus.

WORLD ENERGY SOLUTIONS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Balance Sheets for World Energy Solutions, Inc. at December 31, 2004, December 31, 2005 and March 31, 2006 (Unaudited)	F-3
Consolidated Statements of Operations for World Energy Solutions, Inc. for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2005 and 2006 (Unaudited)	F-4
Consolidated Statements of Stockholders’ Deficit for World Energy Solutions, Inc. for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2006 (Unaudited)	F-5
Consolidated Statements of Cash Flows for World Energy Solutions, Inc. for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2005 and 2006 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
World Energy Solutions, Inc.
Worcester, Massachusetts

We have audited the accompanying consolidated balance sheets of World Energy Solutions, Inc. (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing our audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of World Energy Solutions, Inc. as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/  UHY LLP

Boston, Massachusetts
August 2, 2006

WORLD ENERGY SOLUTIONS, INC.

Consolidated Balance Sheets

	December 31,		March 31, 2006
	2004	2005	Actual	Pro Forma
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$49,389	$1,584,066	$1,049,897
Unbilled accounts receivable	548,904	1,028,807	1,432,880
Prepaid expenses and other current assets	57,500	104,951	147,815

Total current assets	655,793	2,717,824	2,630,592
Property and equipment, net	172,589	203,084	199,761
Capitalized software, net	113,306	112,934	103,666
Deferred tax assets	—	754,000	785,900

Total assets	$941,688	$3,787,842	$3,719,919

LIABILITIES, SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Line of credit	$500,000	$—	$—
Accounts payable	199,651	157,610	132,089
Accrued commissions	368,858	864,893	837,858
Accrued compensation	16,493	85,000	53,917
Accrued expenses	10,000	48,009	74,810
Accrued interest	—	—	50,000
Due to customer	—	65,324	80,899
Deferred revenue	394,956	64,416	40,204
Guaranteed return on voting common stock	14,062	10,523	6,745
Capital lease obligations	33,935	49,507	55,768

Total current liabilities	1,537,955	1,345,282	1,332,290
Guaranteed return on voting common stock, net of current portion	10,523	—	—
Long-term debt	—	1,748,000	1,756,400
Capital lease obligations, net of current portion	139,845	131,745	114,861

Total liabilities	1,688,323	3,225,027	3,203,551

Commitments (Note 10)
Series A redeemable convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 10,433,504 shares issued and outstanding at December 31, 2004 and 2005 and March 31, 2006 (unaudited), and no shares at March 31, 2006 pro forma (unaudited) ; stated at redemption value; (liquidation preference of $1,523,295 at December 31, 2005)	1,494,499	1,501,698	1,503,498	$—

Stockholders’ deficit:
Common stock, non-voting, $0.0001 par value; 15,000,000 shares authorized; 6,552,135, 6,792,135, and 6,928,535 shares issued and outstanding at December 31, 2004 and 2005 and March 31, 2006 (unaudited), respectively, and no shares at March 31, 2006 pro forma (unaudited)	655	679	693	—
Common stock, voting, $0.0001 par value; 75,000,000 shares authorized; 33,724,819 shares issued; 33,049,473 shares outstanding at December 31, 2004 and 2005 and 33,024,473 shares outstanding at March 31, 2006 (unaudited), and 50,386,512 shares at March 31, 2006 pro forma (unaudited)	3,372	3,372	3,372	5,109
Treasury stock, 675,346 shares of voting common stock at cost, at December 31, 2004 and 2005 and 700,346 shares of voting common stock, at cost, at March 31, 2006 (unaudited) and March 31, 2006 pro forma (unaudited)	(151,953)	(151,953)	(164,453)	(164,453)
Additional paid-in capital	2,664,316	2,919,293	2,923,955	4,426,409
Accumulated deficit	(4,757,524)	(3,710,274)	(3,750,697)	(3,750,697)

Total stockholders’ deficit	(2,241,134)	(938,883)	(987,130)	$516,368

Total liabilities, Series A redeemable convertible preferred stock and stockholders’ deficit	$941,688	$3,787,842	$3,719,919

The accompanying notes are an integral part of these consolidated financial statements.

WORLD ENERGY SOLUTIONS, INC.

Consolidated Statements of Operations

				Three Months Ended
	Years Ended December 31,			March 31,
	2003	2004	2005	2005	2006
				(Unaudited)

Revenue:
Brokerage commissions	$2,451,007	$3,186,660	$4,673,987	$996,510	$1,204,931
Consulting	23,692	5,000	—	—	—

Total revenue	2,474,699	3,191,660	4,673,987	996,510	1,204,931
Cost of revenue	872,647	563,972	648,410	174,641	222,558

Gross profit	1,602,052	2,627,688	4,025,577	821,869	982,373

Operating expenses:
Sales and marketing	1,781,173	1,814,799	2,649,786	655,655	694,964
General and administrative	557,910	710,462	995,703	189,236	309,312

Total operating expenses	2,339,083	2,525,261	3,645,489	844,891	1,004,276

Operating income (loss)	(737,031)	102,427	380,088	(23,022)	(21,903)

Other income (expense):
Interest income	—	—	8,004	—	12,087
Interest expense	(180,738)	(102,251)	(94,842)	(10,870)	(62,507)

Total other expense	(180,738)	(102,251)	(86,838)	(10,870)	(50,420)

Income (loss) before income taxes and extraordinary items	(917,769)	176	293,250	(33,892)	(72,323)
Income tax benefit	—	—	(754,000)	—	(31,900)

Income (loss) before extraordinary items	(917,769)	176	1,047,250	(33,892)	(40,423)
Extraordinary gain from debt extinguishment	—	1,062,775	—	—	—

Net income (loss)	(917,769)	1,062,951	1,047,250	(33,892)	(40,423)

Accretion of preferred stock issuance costs	(7,199)	(7,199)	(7,199)	(1,800)	(1,800)

Net income (loss) available to common stockholders	$(924,968)	$1,055,752	$1,040,051	$(35,692)	$(42,223)

Earnings (loss) per share:
Income (loss) per voting common share — basic
Income (loss) before extraordinary items	$(0.03)	$—	$0.02	$—	$—

Extraordinary gain from debt extinguishment	$—	$0.02	$—	$—	$—

Net income (loss) per voting common share	$(0.03)	$0.02	$0.02	$—	$—

Income (loss) per non-voting common share — basic
Income (loss) before extraordinary items	$(0.03)	$—	$0.02	$—	$—

Extraordinary gain from debt extinguishment	$—	$0.02	$—	$—	$—

Net income (loss) per non-voting common share	$(0.03)	$0.02	$0.02	$—	$—

Income (loss) per common share — diluted
Income (loss) before extraordinary items	$(0.03)	$—	$0.02	$—	$—

Extraordinary gain from debt extinguishment	$—	$0.02	$—	$—	$—

Net income (loss) available to common stockholders	$(0.03)	$0.02	$0.02	$—	$—

Weighted average shares outstanding — basic:
Voting common stock	30,105,188	32,058,759	33,049,472	32,374,126	32,374,126
Non-voting common stock	339,726	2,880,592	6,778,327	6,736,135	6,813,353

	30,444,914	34,939,351	39,827,799	39,110,261	39,187,479

Weighted average shares outstanding — diluted	30,444,914	52,045,145	55,454,585	39,110,261	39,187,479

Pro forma net earnings (loss) per share available to common stockholders			$0.02		$—

Pro forma weighted average shares outstanding:
Basic			50,261,303		49,620,983

Diluted			55,454,585		54,494,841

The accompanying notes are an integral part of these consolidated financial statements.

WORLD ENERGY SOLUTIONS, INC.

Consolidated Statements of Stockholders’ Deficit
Years Ended December 31, 2003, 2004, and 2005 and for the
Three Months Ended March 31, 2006 (Unaudited)

	Non-Voting		Voting
	Common Stock		Common Stock		Treasury Stock		Additional		Total
	Number of	$0.0001	Number of	$0.0001	Number of	Stated at	Paid-in	Accumulated	Stockholders’
	Shares	Par Value	Shares	Par Value	Shares	Cost	Capital	Deficit	Deficit

Balance, January 1, 2003	—	$—	31,015,376	$3,102	675,346	$(151,953)	$2,382,137	$(4,902,706)	$(2,669,420)
Exercise of stock options	2,000,000	200	—	—	—	—	49,800	—	50,000
Issuance of warrants in connection with Series A
Redeemable Convertible Preferred Stock	—	—	—	—	—	—	18,194	—	18,194
Accretion of stock issuance costs	—	—	—	—	—	—	(7,199)	—	(7,199)
Common stock warrants exercised	—	—	873,828	87	—	—	26,129	—	26,216
Issuance of fully vested stock options to non-employees	—	—	—	—	—	—	14,952	—	14,952
Net loss	—	—	—	—	—	—	—	(917,769)	(917,769)

Balance, December 31, 2003	2,000,000	200	31,889,204	3,189	675,346	(151,953)	2,484,013	(5,820,475)	(3,485,026)
Exercise of stock options	4,552,135	455	—	—	—	—	113,348	—	113,803
Accretion of stock issuance costs	—	—	—	—	—	—	(7,199)	—	(7,199)
Common stock warrants exercised	—	—	1,835,615	183	—	—	54,886	—	55,069
Issuance of fully vested stock options to non-employees	—	—	—	—	—	—	19,268	—	19,268
Net income	—	—	—	—	—	—	—	1,062,951	1,062,951

Balance, December 31, 2004	6,552,135	655	33,724,819	3,372	675,346	(151,953)	2,664,316	(4,757,524)	(2,241,134)
Exercise of stock options	240,000	24	—	—	—	—	5,976	—	6,000
Accretion of stock issuance costs	—	—	—	—	—	—	(7,199)	—	(7,199)
Issuance of warrants in connection with long-term debt	—	—	—	—	—	—	256,200	—	256,200
Net income	—	—	—	—	—	—	—	1,047,250	1,047,250

Balance, December 31, 2005	6,792,135	679	33,724,819	3,372	675,346	(151,953)	2,919,293	(3,710,274)	(938,883)
Exercise of stock options (unaudited)	136,400	14	—	—	—	—	3,396	—	3,410
Accretion of stock issuance costs (unaudited)	—	—	—	—	—	—	(1,800)	—	(1,800)
Stock-based compensation (unaudited)	—	—	—	—	—	—	3,066	—	3,066
Purchase of treasury stock (unaudited)	—	—	—	—	25,000	(12,500)	—	—	(12,500)
Net loss (unaudited)	—	—	—	—	—	—	—	(40,423)	(40,423)

Balance, March 31, 2006 (unaudited)	6,928,535	$693	33,724,819	$3,372	700,346	$(164,453)	$2,923,955	$(3,750,697)	$(987,130)

The accompanying notes are an integral part of these consolidated financial statements.

WORLD ENERGY SOLUTIONS, INC.

Consolidated Statements of Cash Flows

				Three Months Ended
	Years Ended December 31,			March 31,
	2003	2004	2005	2005	2006
				(Unaudited)

Cash flows from operating activities:
Net income (loss)	$(917,769)	$1,062,951	$1,047,250	$(33,892)	$(40,423)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	271,528	61,113	105,831	23,932	24,654
Impairment of intangible asset	250,000	—	—	—	—
Deferred taxes	—	—	(754,000)	—	(31,900)
Stock-based compensation	14,952	19,268	—	—	3,066
Amortization of debt issuance costs	6,372	—	—	—	—
Accretion of warrants	—	—	4,200	—	8,400
Extraordinary gain related to the extinguishment of debt	—	(1,062,775)	—	—	—
Changes in operating assets and liabilities:
Unbilled accounts receivable	(248,411)	17,892	(479,903)	(123,234)	(404,073)
Prepaid expenses and other current assets	(67,927)	10,427	(47,451)	(2,888)	(42,864)
Employee receivable	20,265	—	—	—	—
Accounts payable	78,234	(59,073)	(42,041)	(31,630)	(25,521)
Accrued commissions	363,678	(322,706)	496,035	229,258	(27,035)
Accrued compensation	13,500	(87,007)	68,507	(2,096)	(31,083)
Accrued expenses	83,094	3,536	38,009	41,889	26,801
Accrued interest	—	—	—	—	50,000
Due to customer	—	—	65,324	—	15,575
Deferred revenue	—	394,956	(330,540)	(44,397)	(24,212)

Net cash (used in) provided by operating activities	(132,484)	38,582	171,221	56,942	(498,615)

Cash flows from investing activities:
Costs incurred in software development	(61,488)	(85,567)	(54,375)	(17,327)	(5,448)
Purchases of property and equipment	—	(14,259)	(25,374)	—	(6,615)
Proceeds from sale of property and equipment	—	3,500	—	—	—

Net cash used in investing activities	(61,488)	(96,326)	(79,749)	(17,327)	(12,063)

Cash flows from financing activities:
Proceeds from issuance of Series A Preferred Stock	55,656	—	—	—	—
Proceeds from exercise of options	50,000	113,803	6,000	6,000	3,410
Proceeds from exercise of warrants	26,216	55,069	—	—	—
Proceeds from line of credit	96,870	—	—	—	—
Principal payments on line of credit	—	—	(500,000)	—	—
Proceeds from the issuance of long-term debt	—	—	2,000,000	—	—
Payment made on third party note	—	(150,000)	—	—	—
Principal payments on stockholder notes payable	(60,000)	(115,000)	—	—	—
Principal payments on capital lease obligations	(6,030)	(4,836)	(48,733)	(11,563)	(10,623)
Principal payments on guaranteed return	(11,475)	(12,699)	(14,062)	(3,722)	(3,778)
Purchase of treasury stock	—	—	—	—	(12,500)

Net cash provided by (used in) financing activities	151,237	(113,663)	1,443,205	(9,285)	(23,491)

Net (decrease) increase in cash and cash equivalents	(42,735)	(171,407)	1,534,677	30,330	(534,169)
Cash and cash equivalents, beginning of period	263,531	220,796	49,389	49,389	1,584,066

Cash and cash equivalents, end of period	$220,796	$49,389	$1,584,066	$79,719	$1,049,897

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$81,072	$157,827	$94,842	$14,592	$16,244

Property and equipment acquired through capital lease obligations	$—	$171,566	$56,205	$56,205	$—

Conversion of debt to Series A Preferred Stock	$1,424,444	$—	$—	$—	$—

Issuance of warrants in connection with long-term debt	$—	$—	$256,200	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2005 is unaudited)

NOTE 1 — NATURE OF BUSINESS AND BASIS OF PRESENTATION

World Energy Solutions, Inc. (“World Energy” or the “Company”) was incorporated in 1999 as a Delaware corporation and is focused on providing energy procurement and value-added energy services to commercial, industrial, and government customers. The Company commenced operations through an entity named Oceanside Energy, Inc., which was incorporated under the laws of the State of Delaware on September 3, 1996. The Company was incorporated World Energy Solutions, Inc. under the laws of the State of Delaware under the name “World Energy Exchange, Inc.” on June 22, 1999, and on October 31, 1999, Oceanside became a wholly-owned subsidiary of World Energy Solutions, Inc. through a share exchange whereby Oceanside stockholders were given shares of common stock of World Energy in exchange for their Oceanside shares. Pursuant to a certificate of amendment filed on November 30, 1999, World Energy Exchange, Inc. changed its name to “World Energy Exchange.com, Inc.” and then back to “World Energy Exchange, Inc.” on November 2, 2000. World Energy Exchange, Inc. subsequently changed its name to World Energy Solutions, Inc. pursuant to a certificate of amendment filed on February 4, 2002. Oceanside was subsequently dissolved on May 18, 2006.

World Energy is an energy brokerage company that has developed an online auction platform, the World Energy Exchange, through which energy consumers in the United States and Canada are able to purchase electricity and other energy resources from competing energy suppliers. The Company’s primary source of revenue is from brokering electricity and natural gas, the Company has adapted its World Energy Exchange auction platform to accommodate the brokering of green power (i.e., electricity generated by renewable resources) and energy-related products.

Risks and Uncertainties

We have historically funded our operations from cash flow from operations and, when required, the issuance of various debt and equity instruments. The Company has cash and cash equivalents as of March 31, 2006 of approximately $1 million. Actual cash and cash equivalents may vary from this amount with changes in our working capital balances over the next 12 month period. We expect to continue to fund our operations from operating cash flow and, when required, the issuance of various debt and equity instruments. That notwithstanding, we expect that our operations and our existing cash and cash equivalents will meet our working capital requirements at least to December 31, 2007. While management expects to raise additional capital when required there can be no assurance that such capital will be available to the Company with acceptable terms and conditions or if at all.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2006, the consolidated statements of operations and cash flows for the three months ended March 31, 2006 and 2005, and the consolidated statement of stockholders’ deficit for the three months ended March 31, 2006 are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments and accruals necessary for the fair presentation of the Company’s financial position at March 31, 2006 and its results of operations and its cash flows for the three months ended March 31, 2005 and 2006. The results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

Unaudited Pro-forma Presentation

The unaudited pro forma presentation of stockholders equity in the Company’s balance sheet as of March 31, 2006 reflects the automatic conversion, at the closing of an initial public offering of the Company’s common stock, of all outstanding shares of convertible preferred stock and non-voting common stock into 17,362,039 shares of voting common stock based on the shares of convertible preferred stock and non-voting common stock outstanding at March 31, 2006.

Principles of Consolidation

The Company’s consolidated financial statements include its wholly-owned subsidiary, Oceanside Energy, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

The Company’s most judgmental estimates relate to revenue recognition and the estimate of actual energy usage between the utility and end user of such energy; the fair value of the Company’s equity securities where there is no ready market for the purchase and sale of those shares; and estimates of future taxable income as it relates to the realization of the Company’s net deferred tax assets. The effect of those estimates could have a material impact on the Company’s estimation of commission revenue, accounts receivable, accrued commission expense, stock-based compensation and earnings per share.

Revenue Recognition

The Company generates revenue through commissions on sales of energy usage transacted on the Company’s online auction platform. The Company recognizes revenues in accordance with the United States Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) the service has been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.

The Company’s commissions are earned based on executed contractual arrangements between the energy supplier and end-user of electricity or natural gas (the “energy consumer”). These supply arrangements are typically 12-36 month arrangements and provide the Company with a monthly commission from each energy supplier based on the energy usage generated and transacted between the energy supplier and energy consumer multiplied by the Company’s contractual commission rate. Revenue from commissions is recognized as earned on a monthly basis using estimates of electricity and natural gas delivered for the month. To determine whether collectibility is reasonably assured, the Company assesses a variety of different factors including past transaction history and creditworthiness of the customer. The Company’s commission arrangements generally do not provide for refunds or cancellation privileges. The Company’s determination of whether the commission fee is fixed or determinable is based on the terms and conditions of the supply arrangement which provide for a fixed commission rate, and the ability of the Company to estimate actual energy usage when such actual information is not yet available from suppliers prior to the release of its financial statements.

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

The Company records brokerage commissions based upon the estimated amount of electricity and gas delivered to energy consumers through the end of the accounting period. The Company develops its estimates based on the following criteria:

•	Payments received prior to the issuance of the financial statements;

•	Usage updates from energy suppliers;

•	Usage data provided from utilities;

•	Comparable historical usage data; and

•	Historical variances to previous estimates.

To the extent actual usage data cannot be attained, the Company estimates revenue as follows:

•	Historical usage data obtained from the energy consumers in conjunction with the execution of the auction;

•	Geographic/utility usage patterns based on actual data received;

•	Analysis of prior year usage patterns; and

•	Specific review of individual supplier / location accounts.

In addition, the Company performs sensitivity analyses on this estimated data based on overall industry trends including weather and usage data. Once the actual usage data is received, the Company adjusts the estimated accounts receivable and revenue to the actual total amount. Based on management’s current capacity to obtain actual energy usage, the Company currently estimates approximately 4-6 weeks of revenue at the end of its accounting period. Differences between estimated and actual revenues have been within management’s expectations and have not been material to date.

Accounts receivable is primarily unbilled and represents management’s estimate of energy usage, for a specific time period, between energy suppliers and energy consumers at contracted commission rates. Commissions paid in advance by certain energy suppliers are recorded as deferred revenue and amortized to commission revenue on a monthly basis based on the energy exchanged for that month.

The Company has also earned revenue for market research and analysis as well as for bill analysis, presentment and payment. The Company recognizes revenue from these services as earned, generally on a time and materials basis, pursuant to the terms and conditions of the arrangement. Any research that the Company provides in order to facilitate the online auction is non-billable and is absorbed by the Company as a period cost and charged to operations during the period in which it is incurred.

The Company pays commissions to its channel partners at contractual commission rates based on monthly energy transactions between energy suppliers and energy consumers. The commission is accrued monthly and charged to sales and marketing expense as revenue is recognized. The Company pays commissions to its salespeople at contractual commission rates based upon cash collections from its customers.

Software Development

Certain acquired software and significant enhancements to the Company’s software are recorded in accordance with Statement of Position (“SOP”) 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use”. Accordingly, internally developed software costs of $61,488, $85,567, and $54,375 related to implementation, coding and configuration have been capitalized in 2003, 2004, and 2005, respectively. The Company amortizes internally developed and purchased software over the estimated useful life of the software (generally three years). Accordingly, during 2003, 2004, and 2005, $5,124, $28,625, and $54,747 respectively, were amortized to cost of revenues resulting in accumulated amortization of $5,124,

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

$33,749, and $88,496 at December 31, 2003, 2004, and 2005, respectively. At December 31, 2005, estimated amortization expense for capitalized internally developed software is as follows:

2006	$62,019
2007	38,288
2008	12,627

$112,934

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Long-Lived and Intangible Assets

Long-lived assets primarily include property and equipment and intangible assets with finite lives (capitalized software). In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of those assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the discounted cash flow analysis.

During 2003, the Company determined, based on estimated future cash flows, the carrying amount of certain acquired software exceeded its fair value by $250,000, accordingly, an impairment loss of that amount was recognized and is included in cost of revenue.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets, which range from 3 to 7 years.

Income Taxes

The Company accounts for its income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Deferred tax assets and liabilities are determined at the end of each year based on the future tax consequences that can be attributed to net operating loss carryforwards, as well as the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The realization of deferred tax assets is dependant upon the generation of future taxable income. In determining the valuation allowance, the Company considers past performance, expected future taxable income, and qualitative factors which we consider to be appropriate to be considered in estimating future taxable income. The Company’s forecast of expected future taxable income is for future periods that can be reasonably estimated. Results that differ materially from current expectations may cause management to change its judgment on future taxable income. These changes, if any, may require the Company to adjust its existing tax valuation allowance higher or lower than the amount recorded.

Advertising Expense

Advertising expense primarily includes promotional expenditures and is expensed as incurred, as such efforts have not met the direct-response criteria required for capitalization. Amounts incurred for advertising

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

expense were not material for the years ended December 31, 2003, 2004, and 2005 and the three months ended March 31, 2005 and 2006.

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and displaying comprehensive income (loss) and its components in financial statements. Comprehensive income (loss) is defined as the change in stockholders’ equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The comprehensive income (loss) for all periods presented does not differ from the reported net income (loss).

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”), requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS 107 as financial instruments. Financial instruments are generally defined as cash, evidence of ownership interest in an entity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At December 31, 2005, management believes that the carrying value of cash and cash equivalents, receivables and payables approximated fair value because of the short maturity of these financial instruments. At December 31, 2005, management believes that the fair value of the Company’s debt approximated its carrying value based on interest rates available to the Company at the time.

Segment Reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief decision maker is the chief executive officer. The Company’s chief decision maker reviews the results of operations based on one industry segment: the brokering of energy.

Concentration of Credit Risk and Off-Balance Sheet Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company has no significant off-balance sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. The Company places its cash with primarily one institution, which management believes is of high credit quality.

The Company provides credit to energy suppliers in the normal course of business. Collateral is not required for accounts receivable, but ongoing credit evaluations of energy suppliers are performed. Management provides for an allowance for doubtful accounts on a specifically identified basis, as well as through historical experience applied to an aging of accounts, if necessary. Accounts receivable are written off when deemed uncollectible.

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

The Company receives commission payments from energy suppliers based on the energy usage transacted between energy consumers and energy suppliers. The following represents revenue and accounts receivable from energy suppliers exceeding 10% of the total in each category:

	2003		2004		2005
		Unbilled		Unbilled		Unbilled
		Accounts		Accounts		Accounts
Customer	Revenue	Receivable	Revenue	Receivable	Revenue	Receivable

A	33%	25%	20%	19%	18%	10%
B	—	—	12%	12%	18%	32%
C	—	—	—	11%	11%	11%
D	—	—	—	—	10%	16%

While the Company considers energy suppliers as its customers, it does contract directly with energy consumers for the online procurement of their energy usage needs. These energy consumers are primarily large businesses and government organizations. For the three months ended March 31, 2006, four of these energy consumers accounted for over 10% individually, and approximately 55% in the aggregate of our revenue, and three of these energy consumers accounted for over 10% individually and approximately 49% in the aggregate of our revenue for the year ended December 31, 2005.

Earnings (Loss) Per Share

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-6, “Participating Securities and the Two — Class Method under FAS 128” (“EITF Issue No. 03-6”) EITF Issue No. 03-6 provides guidance in determing when the two-class method, as defined in SFAS No. 128, “Earnings Per Share”, must be utilized in calculating earnings per share. The Company was required to adopt EITF Issue No. 03-6 in the quarter ended September 30, 2004 and to apply the provisions of EITF Issue No. 03-6 retroactively to all periods presented. The Company has determined that its non-voting common stock and Series A redeemable convertible preferred stock (the “Series A Preferred”) represent participating securities. The non-voting common has the same privileges and rights of the voting common stock, except for the right to vote. The Series A Preferred participates in dividends, if any, paid by the Company on a proportional basis with the voting common stock. The Series A Preferred will automatically convert into voting common stock on a one-for-one basis upon the closing of a qualified underwritten initial public offering. EITF Issue No. 03-6 requires the income per share for each class of common stock to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of common stock based upon their respective dividend rights, even though the Company does not anticipate distributing 100% of its earnings as dividends.

Basic earnings per share for the Company’s voting common and non-voting common stock is calculated by dividing net income (loss) allocated to voting common and non-voting common stock by the weighted average number of shares of voting common and non-voting common stock outstanding, respectively. Diluted earnings per share for the Company’s voting common stock assumes the conversion of all the Company’s non-voting common stock and Series A Preferred so no allocation of earnings to non-voting common stock or the Series A Preferred is required.

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

For the basic earnings per share calculation, net income is allocated to Series A Preferred shareholders based on dividend rights and then among the Company’s two classes of common stock; voting common stock and non-voting common stock based on ownership interests. The allocation among each class of stock was based upon the two-class method. Net losses are not allocated to Series A Preferred shareholders. The following table reflects the allocation of net income (loss) using this method:

				For the
				Three Months Ended
	For the Years Ended December 31,			March 31,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)

Net income (loss) available to common shareholders	$(924,968)	$1,055,752	$1,040,051	$(35,692)	$(42,223)

Allocation of net income (loss) for Basic:
Voting common stock	(914,647)	746,417	684,354	(29,545)	(34,882)
Non-voting common stock	(10,321)	66,512	140,407	(6,147)	(7,341)
Series A Preferred stock	—	242,823	215,290	—	—

	$(924,968)	$1,055,752	$1,040,051	$(35,692)	$(42,223)

The following table reflects the weighted average shares used to calculate basic and diluted earnings per share:

				For the
				Three Months Ended
	For the Years Ended December 31,			March 31,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)

Weighed average number of voting common shares — basic	30,105,188	32,058,759	33,049,472	32,374,126	32,374,126
Weighed average number of non-voting common shares — basic	339,726	2,880,592	6,778,327	6,736,135	6,813,353
Weighted average number of Series A Preferred shares — basic	—	10,433,504	10,433,504	—	—

Weighted average number of common and common equivalent shares outstanding — basic	30,444,914	45,372,855	50,261,303	39,110,261	39,187,479
Dilutive Shares:
Incremental shares under the treasury stock method for outstanding warrants	—	1,093,043	1,019,764	—	—
Incremental shares under the treasury stock method for outstanding options	—	5,579,247	4,173,518	—	—

Weighted average number of common and common equivalent shares outstanding — diluted	30,444,914	52,045,145	55,454,585	39,110,261	39,187,479

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

For the year ended December 31, 2003, 6,152,358, 3,076,264 and 5,162,963 weighted average shares issuable relative to preferred stock, common stock warrants and stock options, respectively, were excluded from net loss per share since the inclusion of such shares would be anti-dilutive due to the Company’s net loss position.

For the three months ended March 31, 2005, 10,433,504, 1,017,512 and 4,584,777 weighted average shares issuable relative to preferred stock, common stock warrants and stock options, respectively, were excluded from net loss per share since the inclusion of such shares would be anti-dilutive. For the three months ended March 31, 2006, 10,433,504, 1,006,426 and 3,867,432 weighted average shares issuable relative to preferred stock, common stock warrants and stock options, respectively, were excluded from net loss per share since the inclusion of such shares would be anti-dilutive.

The Company did not declare or pay any dividends in 2003, 2004 and 2005 or for the three months ended March 31, 2006.

Pro Forma Net Income (Loss) per Share (Unaudited)

Upon the closing of an initial public offering, the outstanding shares of Series A Preferred Stock will convert into 10,433,504 shares of common stock. Pro forma net loss per share- basic and diluted reflects the conversion of all of the outstanding shares of convertible preferred stock into shares of common stock.

The following table sets forth the computation of the denominator used in the computation of pro forma net loss per share for the year ended December 31, 2005 and the three months ended March 31, 2006:

		Three Months
	Year-Ended	Ended
	December 31, 2005	March 31, 2006
		(Unaudited)

Weighted-average common stock outstanding	39,827,799	39,187,479
Plus: conversion of Series A Preferred Stock	10,433,504	10,433,504

Total weighted-average number of shares used in computing pro forma net earnings (loss) per share — basic	50,261,303	49,620,983
Plus: common stock equivalents related to options and warrants	5,193,282	4,873,858

Total weighted-average number of shares used in computing pro forma net earnings (loss) per share — diluted	55,454,585	54,494,841

Stock-Based Compensation

At December 31, 2005, the Company had one stock-based employee compensation plan, which is more fully described in Note 7. The Company accounts for its stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of grant as the difference between the deemed fair value of the Company’s common stock and the option exercise price multiplied by the number of options granted. Generally, the Company grants stock options with exercise prices equal to the estimated fair value of its common stock; however, to the extent that the deemed fair value of the common stock exceeds the exercise price of stock options granted to employees on the date of grant, the Company records stock-based compensation expense ratably over the vesting schedule of the options, generally four years. The fair value of the Company’s common stock is determined by the Company’s Board of Directors (the “Board”).

As of March 31, 2006, there had been no public market for the Company’s common stock and the fair value for the Company’s common stock was estimated by the Board, with input from management as well as

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

from independent appraisals. The Board exercised judgment in determining the estimated fair value of the Company’s common stock on the date of grant based on several factors, including the liquidation preferences, dividend rights, and voting control attributable to the Company’s then-outstanding convertible preferred stock and, primarily, the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company. In the absence of a public trading market for the Company’s common stock, the Board considered objective and subjective factors in determining the fair value of the Company’s common stock. The Company believes this to have been a reasonable methodology based upon the Company’s internal peer company analyses and based on arm’s-length transactions, when applicable, involving the Company’s common stock supportive of the results produced by this valuation methodology.

During the years ended December 31, 2003, 2004, and 2005, the Company granted options to employees to purchase a total of 14,109,200 shares of non-voting common stock at exercise prices ranging from $0.025 to $0.24 per share. In preparing for the initial public offering of the Company’s common stock, the Company reassessed the valuations of its common stock during 2006, in accordance with the AICPA’s Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). In May 2006, the company engaged an unrelated third-party valuation specialist to assist management in providing a retrospective valuation report of option grants from January 1, 2006 through March 31, 2006. The third-party valuation specialist valued the Company’s common stock (both voting and non-voting common stock) at approximately $0.30 and $0.39 as of January 16, 2006 and February 10, 2006, respectively, representing the dates when certain stock options were granted.

The Company believes that the valuation methodologies that were used were consistent with the Practice Aid. With the exception of one option to purchase 60,000 shares on March 30, 2006, the Company has concluded that for all options granted to employees for each of the three years in the period ended December 31, 2005 and the three months ended March 31, 2006, the fair value of its common stock, for financial reporting purposes, did not exceed the exercise price for those options at the time of grant. The Company granted stock options to purchase 60,000 shares of non-voting common stock, on March 30, 2006, to an employee with an exercise price of $0.38 per share, which was $0.12 per share below market value as determined by the Board of Directors. Compensation expense related to this grant was deemed to be immaterial for the three months ended March 31, 2006. On July 19, 2006 the Company and the option holder agreed to terminate the option grant. On July 31, 2006, the Company granted this employee an option to purchase 72,000 shares of common stock at an exercise price of $0.95, which the Board determined to be the fair market value at that date. No stock-based compensation expense was recorded for the years ended December 31, 2003, 2004, or 2005 as the exercise price of the Company’s stock options was equal to the estimated fair value of the Company’s common stock on the date of grant.

The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services”. The Company granted stock options to purchase 850,000 and 526,400 shares of non-voting common stock during 2003 and 2004, respectively, to non-employees, at an exercise price of $0.025 in consideration for services performed. At the time of the grants in 2003 and 2004, these options had a fair value of $14,952 and $19,268, respectively, using the Black-Scholes option pricing model, based on the fair value of the Company’s non-voting common stock of $0.025 per share, an assumed volatility of 70%, risk-free interest rates ranging from 2.94% to 4.65%, a weighted average expected life of five years, and a dividend rate of 0.0%. All of these option grants were fully vested on the date of grant. Accordingly, the Company recognized charges of $14,952 and $19,268 to general and administrative expense in the statements of operations for the years ended December 31, 2003 and 2004, respectively, related to these grants.

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

The Company provides the disclosures as required by SFAS No. 148, “Accounting for Stock-Based Compensation and Disclosure, an Amendment of FASB Statement No. 123”.

The following table illustrates the assumptions used and the effect on net income (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. For purposes of this pro forma disclosure, the Company estimated the fair value of stock options issued to employees using the minimum value option-pricing model. The Company’s use of the minimum value model was primarily due to the determination as to its appropriateness, as well as its general acceptance as an option valuation technique for private companies.

The weighted-average assumptions used to calculate the SFAS No. 123 pro forma expense for stock options granted to employees and directors for the years ended December 31, 2003, 2004, and 2005.

Dividend yield	0%
Risk-free interest rate	3.47% to 4.41%
Expected life	5 years
Volatility	0%

Had compensation cost for these awards been determined consistent with SFAS No. 123, the Company’s net income (loss) would have been as follows:

				Three Months
	For the Years Ended December 31,			Ended
	2003	2004	2005	March 31, 2005
				(Unaudited)

Net income (loss) available to common shareholders, as reported	$(924,968)	$1,055,752	$1,040,051	$(35,692)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(23,172)	(4,652)	(7,499)	(1,123)

Net income (loss) available to common shareholders, pro forma	$(948,140)	$1,051,100	$1,032,552	$(36,815)

As Reported Per Share Amounts:
Pro-forma basic net income (loss) per weighted average voting common share	$(0.03)	$0.02	$0.02	$—
Pro-forma basic net income (loss) per weighted average non-voting common share	$(0.03)	$0.02	$0.02	$—
Pro-forma diluted net income (loss) per weighted average common share	$(0.03)	$0.02	$0.02	$—
Pro-forma Per Share Amounts:
Pro-forma basic net income (loss) per weighted average voting common share	$(0.03)	$0.02	$0.02	$—
Pro-forma basic net income (loss) per weighted average non-voting common share	$(0.03)	$0.02	$0.02	$—
Pro-forma diluted net income (loss) per weighted average common share	$(0.03)	$0.02	$0.02	$—

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

As stock options vest over several years and additional stock option grants are expected to be made each year, the above pro forma disclosures are not necessarily representative of pro forma effects on results of operations for future periods.

On December 16, 2004 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R)supersedes APB 25, and amends SFAS No. 95, “Statement of Cash Flows”. Generally, the approach under SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) must be adopted for fiscal years starting after June 15, 2005. As a result, the Company adopted SFAS No. 123(R) starting in its fiscal first quarter of 2006, which began on January 1, 2006.

SFAS No. 123(R) requires nonpublic companies that used the minimum value method in SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective-transition method. As such, the Company will continue to apply APB 25 in future periods to equity awards outstanding at the date of SFAS No. 123(R)’s adoption that were measured using the minimum value method. In accordance with this standard, the prior period pro forma stock information has not been restated. In accordance with SFAS No. 123(R), the Company will recognize the compensation cost of share-based awards on a straight-line basis over the vesting period of the award.

Effective with the adoption of SFAS No. 123(R), the Company has elected to use the Black-Scholes option pricing model to determine the weighted average fair value of options granted. As there was no public market for its common stock as of March 31, 2006, the Company determined the volatility for options granted in 2006 based on an analysis of its historical data and reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility for options granted during the three months ended March 31, 2006 was 47%. The expected life of options has been determined utilizing the “simplified” method as prescribed by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, “Share-Based Payment”. The expected life of options granted during the three months ended March 31, 2006 was 4.75 years. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. The Company has not paid and does not anticipate paying cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas, SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was the Company’s historical policy under SFAS No. 123. As a result, the Company applied an estimated forfeiture rate of 13% in the first quarter of 2006 in determining the expense recorded in the accompanying consolidated statement of operations.

The weighted average fair value of options granted during the three months ended March 31, 2006, under the Black-Scholes option pricing model was approximately $0.17 per option share. The weighted-average assumptions utilized to determine the above values are indicated in the following table (unaudited):

Dividend yield	0%
Risk-free interest rate	4.27% to 4.83%
Expected life	4.75 years
Volatility	47%

For the three months ended March 31, 2006, the Company recorded stock-based compensation expense of approximately $3,000 in connection with share-based payment awards. The stock-based compensation expense included $2,800 in sales and marketing and $200 in cost of revenue for the three months ended March 31, 2006. As of March 31, 2006, there was approximately $66,000 of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

3.75 years. See Note 7 for a summary of the stock option activity under the Company’s stock-based employee compensation plan for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2006.

Recent Accounting Pronouncements

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, or FIN 47, which aims to clarify the requirement to record liabilities stemming from a legal obligation to retire fixed assets when a retirement depends on a future event. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of this statement did not have a material impact on the Company’s results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company’s adoption of SFAS No. 154 as of the beginning of fiscal 2006 did not have a material impact on its financial condition or results of operations.

In November 2005, the FASB issued Staff Position No. FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 provides accounting guidance for determining and measuring other-than-temporary impairments of debt and equity securities and confirms the disclosure requirements for investments in unrealized loss positions as outlined in EITF Issue 03-01, “The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments”. The accounting requirements of FSP 115-1 were effective for the Company as of January 1, 2006 and did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”, among other matters, permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, except earlier adoption is allowed in certain circumstances. The Company expects to adopt SFAS No. 155 on January 1, 2007.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109”, (“FIN 48”) which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial position or results of operations.

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

NOTE 3 — PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,		March 31,
	2004	2005	2006
			(Unaudited)

Equipment	$151,511	$190,826	$193,258
Furniture and fixtures	118,260	160,524	164,707

	269,771	351,350	357,965

Less accumulated depreciation:
Equipment	(85,356)	(116,328)	(120,893)
Furniture and fixtures	(11,826)	(31,938)	(37,311)

	(97,182)	(148,266)	(158,204)

Property and equipment, net	$172,589	$203,084	$199,761

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was $16,404, $32,488, and $51,084, respectively and was $11,310 and $9,938 for the three months ended March 31, 2005 and 2006, respectively. Property and equipment purchased under capital lease obligations during the years ended December 31, 2004 and 2005 was $203,556 and $259,761, respectively. Accumulated depreciation for property and equipment purchased under capital lease was $46,379 and $91,828 at December 31, 2004 and 2005, respectively.

NOTE 4 — LINE OF CREDIT

The Company had a loan and security agreement (the “Agreement”) with a bank, which matured on December 14, 2005. The Agreement consisted of a committed revolving line of credit (the “Line”) of up to $500,000 and a security agreement with another party (the “Securing Party”), who is also an investor in the Company, who had agreed to provide an unconditional guarantee (the “Guarantee”) to the bank. The Company repaid the balance due under the Agreement of $500,000 on November 7, 2005. The loan bore interest at the prime lending rate, plus 1% and was payable monthly. Interest expense under the Agreement was approximately $23,000, $29,000, and $30,000 for the years ended December 31, 2003, 2004, and 2005, respectively.

The Company agreed to pay the Securing Party 2% interest per annum of any cash amounts that are used to secure the Line, as well as to issue the Securing Party 1.5 options for each $1.00 the Company draws down on the Line (see Note 6, “Series A Redeemable Convertible Preferred Stock”). The Company issued 150,000 and 750,000 options in conjunction with the Line during the years ended December 31, 2003 and 2004, respectively. The options were accounted for at their estimated fair value of $2,243 and $11,214 and charged to interest expense in the years ended December 31, 2003 and 2004, respectively (see Note 7, “Common Stock”).

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

NOTE 5 — DEBT

Subordinated Notes Payable

Long-term debt consists of the following:

	December 31,		March 31,
	2004	2005	2006
			(Unaudited)

Subordinated note payable to Massachusetts Capital Resource Company, bearing interest at 10% per annum net of unamortized discount of $252,000 related to warrants	$—	$1,748,000	$1,756,400

Total long-term debt	—	1,748,000	1,756,400
Less: current portion	—	—	—

	$—	$1,748,000	$1,756,400

In November 2005, the Company received $2,000,000 in exchange for a subordinated note with the Massachusetts Capital Resource Company, which bears interest of 10% per annum, and requires quarterly interest payments beginning on December 31, 2005. The note requires quarterly principal payments of $125,000 beginning on September 30, 2009 through the maturity date of June 30, 2013 (hereinafter referred to as the “Subordinated Note”). Aggregate maturities required in accordance with this Subordinated Note subsequent to December 31, 2005 are as follows:

2006	$—
2007	—
2008	—
2009	250,000
2010	500,000
Thereafter	1,250,000

$2,000,000

The Company may, at its discretion, redeem the Subordinated Note in whole or in part together with interest due on the amount so redeemed through the date of redemption, and a premium equal to the percentage of the principal amount of the Subordinated Note redeemed, beginning at 10% in 2005 and decreasing in 2% increments in each of the following years through 2009. However, should the Company consummate an initial underwritten public offering of its common stock with gross proceeds to the Company of at least $5,000,000 on or before December 31, 2006, the Company can redeem the Subordinated Note without premium. For the year ended December 31, 2005, interest expense related to the Subordinated Note was approximately $30,000.

In connection with the Subordinated Note, the Company also issued to the lender a warrant to purchase from the Company, at a purchase price per share of forty cents ($0.40), at any time before June 30, 2013, 3,000,000 fully paid and non-assessable shares of voting common stock of the Company, of which 600,000 warrants were vested upon issuance and the remaining 2,400,000 warrants have not vested and would be cancelled in the event that the Company shall on or before December 31, 2006 consummate an initial underwritten public offering of its common stock with gross proceeds to the Company of at least $5,000,000 (see Note 7 — Common Stock). The warrants provide for net share settlement.

In accordance with Accounting Principles Board No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB No. 14”), the Company has allocated $256,200 to the warrants based on its fair value and has accounted for such warrants as additional paid-in capital with a corresponding

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

discount on the Subordinated Note. The cost of the warrants is being amortized to interest expense over the life of the Subordinated Note and resulted in amortization expense of $4,200 for the year ended December 31, 2005 and $8,400 for the three months ended March 31, 2006.

The Subordinated Note contains financial covenants which require the Company to (1) maintain a ratio of consolidated indebtedness (other than indebtedness represented by the notes) to consolidated net worth (plus indebtedness represented by the notes) of not more than 1 to 1 and (2) maintain a ratio of consolidated net earnings available for interest charges to interest charges of not less than 1 to 1. These covenants are effective beginning in the quarter ending June 30, 2007.

Third Party Note

The Company entered into a note payable agreement on June 29, 2001 for the purchase of certain long-lived intangible assets from a third party, bearing interest at 10% per annum for a three year period with any unpaid principal and interest due on June 29, 2004. In June 2004, the third party forgave the principal balance due under the note plus accrued interest in exchange for a one-time payment. The net effect is the $1,062,775 included under the caption “Extraordinary gain” in the accompanying consolidated statement of operations. During the years ended December 31, 2003 and 2004, approximately $100,000 and $46,000, respectively was charged to interest expense related to the third party note.

NOTE 6 — SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK

In March 2003, the Board of Directors (the “Board”) authorized the creation of a new class of stock designated as Series A Redeemable Convertible Preferred Stock, with 15,000,000 shares authorized for issuance at $0.0001 par value per share (the “Series A Preferred”). During 2003, 8,142,438 shares of Series A Preferred were issued upon the conversion of certain convertible notes payable. Also during 2003, the Company sold a total of 552,413 shares of Series A Preferred for total gross proceeds of $80,657, and 1,738,653 shares of Series A Preferred were issued upon the conversion of other notes payable with total outstanding principal and accrued interest of $253,842 at the time of the conversion. The Series A Preferred has the following terms and conditions:

Dividends — In the event that the Company pays a dividend (other than a dividend payable solely in shares of common stock) on its common stock, the holders of shares of Series A will be entitled to a proportionate share of any such distribution as though it was the holder of the number of shares of common stock into which its share of Series A is convertible as of the date fixed for the determination of the holders of common stock entitled to receive the distribution.

Automatic Conversion — Shares of Series A Preferred will automatically convert into common stock at the applicable conversion rate (one share of common stock for one share of Series A Preferred) in the event of: (1) the closing of an underwritten initial public offering with aggregate proceeds to the Company of at least $10,000,000 and a per share price to the public of at least three times the initial conversion price (a “qualified public offering”) or (2) the election of a majority of the holders of the outstanding shares of Series A Preferred.

Optional Conversion — The holders of Series A Preferred have the right to convert their shares, at any time, into shares of voting common stock on a one for one basis.

Liquidation Preference — In the event of liquidation or winding up of the Company, each holder of Series A Preferred shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders in preference to the common stockholders, in an amount equal to the price per share of the Series A Preferred or $0.146 (the “Liquidation Amount”). After the payment of this amount to holders of

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

Series A Preferred, the common stockholders will be entitled to receive any remaining assets of the Company on a pro rata basis. The following qualify as events that would trigger a liquidation: (1) a merger or consolidation (other than one in which the stockholders, at the time of the merger or consolidation, continue to hold more than 50% of the stock of the surviving entity) or (2) a sale or exclusive license of all or substantially all of the assets or intellectual property of the Company.

Redemption Provisions — All shares of Series A Preferred will be redeemed by the Company, at the Liquidation Amount, at any time after January 31, 2009, if the holders of two-thirds of the outstanding shares of Series A Preferred request, by written notice to the Company, that the shares be redeemed. The shares will be converted within 60 days of the Company receiving such written notice.

The Company determined that the Series A Preferred contained a beneficial conversion feature at the time of issuance. Accordingly, the Company recorded $18,191 as additional paid-in capital, which represented the intrinsic value of this beneficial conversion feature. As the holders of the Series A Preferred could convert to voting common stock at the date of issuance, the $18,191 was immediately accreted as a charge to additional paid-in capital.

The Company has classified the Series A Preferred outside of permanent equity due to its redemption feature being outside the control of the Company. The activity within the Series A Preferred shares and redemption value for the years ended December 31, 2003, 2004 and 2005 is as follows:

	Number of	Redemption
	Shares	Value

Balance, January 1, 2003	—	$—
Conversion of bridge loans into Series A redeemable convertible preferred stock, net of issuance costs of $19,510	8,142,438	1,169,286
Sale of Series A redeemable convertible preferred stock, net of issuance costs of $6,526	552,413	74,131
Conversion of other loans into Series A redeemable convertible preferred stock, net of issuance costs of $17,158	1,738,653	236,684
Accretion of stock issuance costs	—	7,199

Balance, December 31, 2003	10,433,504	1,487,300
Accretion of stock issuance costs	—	7,199

Balance, December 31, 2004	10,433,504	1,494,499
Accretion of stock issuance costs	—	7,199

Balance, December 31, 2005	10,433,504	1,501,698
Accretion of stock issuance costs (unaudited)	—	1,800

Balance, March 31, 2006 (unaudited)	10,433,504	$1,503,498

NOTE 7 — COMMON STOCK

On March 31, 2003, the Board increased the number of shares of $0.0001 par value common stock from 50,000,000 to 90,000,000, of which, 75,000,000 are designated voting common stock (“Voting Common Stock”) and 15,000,000 are designated as non-voting common stock (“Non-Voting Common Stock”). As of December 31, 2004 and 2005, 33,724,819 shares of Voting Common Stock were issued and 33,049,473 are outstanding, while 6,552,135 and 6,792,135 shares of Non-Voting Common Stock were issued and outstanding as of December 31, 2004 and 2005, respectively. The holders of the Non-Voting Common Stock have the same privileges and rights of the holders of the Voting Common Stock, except for the right to vote. The Non-Voting

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

Common Stock will automatically convert to Voting Common Stock at the closing of an initial public offering of the Company’s common stock.

Guaranteed Return on Voting Common Stock

In 2002, a certain shareholder purchased shares of Voting Common Stock of the Company and the Company agreed to pay an 8% guaranteed return per year based on the initial investment of $200,000 with payments to continue until the earlier of a liquid market for the Company’s equity or August 31, 2006. In accordance with SFAS 133, “Accounting for Derivatives and Hedging Activities”, the Company bifurcated the guaranteed return on the Voting Common Stock at its then deemed fair value of $66,651 and recorded the guaranteed return as a liability. The payments on the guaranteed return is being amortized to principal and interest, using the interest method, until August 31, 2006. The Company has deemed the difference between the stated value and the fair market value of the derivative feature to be immaterial and has not recorded a “mark-to-market” adjustment during the life of the feature.

Fair Value of Common Stock

The Company has granted common stock, common stock warrants, and common stock option awards (“equity awards”) to consultants, employees, debt holders, and others since its inception. The Company’s determination of the fair value of the underlying common stock is a significant aspect in accounting for these aforementioned equity awards in accordance with generally accepted accounting principles.

During each of the three years in the period ended December 31, 2005, the Company and the Board had determined the fair value of the Series A Preferred Stock, the Voting and Non-Voting Common Stock at each issuance of such equity awards. The fair value of the Voting and Non-Voting Common Stock has been determined by the Board at the measurement date of each of the aforementioned equity awards, based on a variety of different factors including, but not limited to the Company’s financial position and historical financial performance, the status of technological developments within the Company, the composition and ability of the current engineering, operations, and management team, an evaluation and benchmark of the Company’s competition, the current climate in the marketplace, the illiquid nature of the common stock, arms-length sales and anticipated sales of the Company’s capital stock (including preferred stock), the effect of the rights and preferences of preferred shareholders, independent third party appraisals, and the prospects of a liquidity event, among others.

Treasury Stock

On March 14, 2006, the Company purchased 25,000 of its voting common stock from certain shareholders at $2.00 per share. The excess of the purchase price and the then deemed fair value on the date of the purchase of $0.50 per share, or $37,500, has been charged to general and administrative expense.

Common Stock Warrants

During 2001 and 2002, the Company issued warrants to purchase 3,054,791 shares of Voting Common Stock in connection with the issuance of convertible notes payable to certain stockholders. The warrants are exercisable at $0.03 per share at any time through March 2010. The Company valued the warrants at $64,234 using the Black-Scholes option pricing model, based on the fair value of the Company’s Voting Common Stock of $0.03 per share, an assumed volatility of 70%, risk-free interest rates ranging from 3.99% to 5.29%, a weighted-average expected life of 7 years, and a dividend rate of 0.0%. The Company amortized the value of the warrants over the period of the related convertible notes payable. Accordingly, the Company charged $6,372, $0, and $0 to interest expense during the years ended December 31, 2003, 2004, and 2005, respectively. During 2003 and 2004, 873,828, and 1,835,615 respectively, of Voting Common Stock was issued upon the exercise of these warrants.

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

During 2003, the Company issued warrants to purchase 220,964 shares of Voting Common Stock in connection with the sale of Series A Preferred and also issued warrants to purchase 695,460 shares of Voting Common Stock in connection with other outstanding notes payable which were converted into Series A Preferred. The Company valued the warrants at $18,194 using the Black-Scholes option pricing model, based on the deemed fair value of the Company’s Voting Common Stock of $0.03 per share, an assumed volatility of 70%, a risk-free interest rate of 4.7%, a weighted-average expected life of 6 years, and a dividend rate of 0%. The Company is accreting the value of the warrants to the carrying value of Series A Preferred on a straight-line basis over the six year redemption period of the Series A Preferred.

During 2005, the Company issued warrants to purchase 3,000,000 shares of Voting Common Stock in connection with the aforementioned Subordinated Note. Of the warrants that were issued in connection with this note, 600,000 were vested upon issuance and the remaining 2,400,000 warrants will vest should the Company fail to consummate an initial underwritten public offering of its Common Stock with gross proceeds to the Company of at least $5,000,000 prior to December 31, 2006. As subsequently determined by the Board of Directors with the assistance of an independent valuation specialist, the Company valued the warrants at $256,200. The Company is accreting the value of the warrants to the carrying value of the Subordinated Note on a straight-line basis over the life of the Subordinated Note (approximately 8 years) and for the year ended December 31, 2005, the Company recorded as interest expense $4,200 for the accretion of the value of these warrants. During the three months ended March 31, 2006, the Company recorded interest expense of $8,400 for the accretion of the value of these warrants.

The following table summarizes the Company’s warrant activity:

		Weighted
		Average
		Exercise
	Shares	Price

Warrants outstanding, January 1, 2003	3,054,791	$0.03
Granted	916,424	$0.03
Exercised	(873,828)	$0.03
Canceled/expired	—	$—

Warrants outstanding, December 31, 2003	3,097,387	$0.03
Granted	—	$—
Exercised	(1,835,615)	$0.03
Canceled/expired	—	$—

Warrants outstanding, December 31, 2004	1,261,772	$0.03
Granted	3,000,000	$0.40
Exercised	—	$—
Canceled/expired	—	$—

Warrants outstanding, December 31, 2005	4,261,772	$0.29
Granted (unaudited)	—	$—
Exercised (unaudited)	—	$—
Canceled/expired (unaudited)	—	$—

Warrants outstanding, March 31, 2006 (unaudited)	4,261,772	$0.29

The weighed average remaining contractual life of warrants outstanding is 6.1 years as of December 31, 2005 and 5.8 years as of March 31, 2006.

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

Stock Options

On May 9, 2003, the Company formally approved the adoption of the 2003 Stock Incentive Plan (the “Plan”) and reserved 9,452,800 shares of Non-Voting Common Stock for the grant of options to purchase shares of Non-Voting Common Stock. In December 2003, the Company increased the number of Non-Voting Common Stock reserved for issuance under the Plan to 14,000,000, and increased the number of Non-Voting Common Stock reserved for issuance under the Plan to 15,000,000 in October 2005. A summary of option activity under the Plan is as follows:

		Weighted Average
	Shares	Exercise Price

Outstanding at January 1, 2003	—	$—
Granted	11,752,800	$0.025
Canceled	—	$—
Exercised	(2,000,000)	$0.025

Outstanding at December 31, 2003	9,752,800	$0.025
Granted	1,916,400	$0.025
Canceled	(452,865)	$0.025
Exercised	(4,552,135)	$0.025

Outstanding at December 31, 2004	6,664,200	$0.025
Granted	440,000	$0.240
Canceled	(1,392,500)	$0.025
Exercised	(240,000)	$0.025

Outstanding at December 31, 2005	5,471,700	$0.042
Granted (Unaudited)	400,000	$0.380
Canceled (Unaudited)	—	$—
Exercised (Unaudited)	(136,400)	$0.025

Outstanding at March 31, 2006 (Unaudited)	5,735,300	$0.070

A summary of options outstanding and options exercisable as of December 31, 2005 is as follows:

	Options Outstanding				Options Exercisable
		Weighted
		Average	Weigted			Weighted
		Remaining	Average	Aggregate	Number	Average	Aggregate
Range of		Contractual	Exercise	Intrinsic	of Shares	Exercise	Intrinsic
Exercise Price	Options	Life	Price	Value	Exercisable	Price	Value

$0.025	5,031,700	4.81 years	$0.025	$1,786,254	4,481,700	$0.025	$1,591,004
$0.240	440,000	6.23 years	$0.240	61,600	—	$0.240	—

	5,471,700	4.93 years	$0.042	$1,847,854	4,481,700	$0.030	$1,591,004

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

Stock Options

A summary of options outstanding and options exercisable as of March 31, 2006 is as follows:

	Options Outstanding				Options Exercisable
		Weighted
		Average	Weigted			Weighted
		Remaining	Average	Aggregate	Number	Average	Aggregate
Range of		Contractual	Exercise	Intrinsic	of Shares	Exercise	Intrinsic
Exercise Price	Options	Life	Price	Value	Exercisable	Price	Value

$0.025	4,895,300	4.55 years	$0.025	$2,325,268	4,433,956	$0.025	$2,106,129
$0.240	440,000	5.22 years	$0.240	114,400	104,167	$0.240	27,083
$0.380	400,000	9.75 years	$0.380	48,000	—	$0.380	—

	5,735,300	4.76 years	$0.070	$2,487,668	4,538,123	$0.030	$2,133,212

The aggregate intrinsic value in the table above represents the total intrinsic value, based on the Board’s determination of the fair value of the Non-voting Common stock of $0.38 and $0.50 as of December 31, 2005 and March 31, 2006, respectively, which would have been received by the option holders had all option holders exercised their options as of that date. The total intrinsic value of options exercised during the quarter ended March 31, 2006 was $64,790.

NOTE 8 — RELATED PARTIES

In 2006, the Company entered into a consulting agreement with a board member to assist the Company in its research of potential equity financing. Costs incurred during the three months ended March 31, 2006 were $6,612. Directors are not currently compensated for their service on the Board or for attendance at Board meetings.

NOTE 9 — INCOME TAXES

The components of the net deferred tax asset were as follows:

	December 31,
	2004	2005

Depreciation and amortization	$87,785	$21,226
Commission income	86,543	(40,068)
Accruals & reserves	111,982	115,451
Prepaids	—	35,271
Net operating loss carryforwards	1,264,404	1,261,183

	1,550,714	1,393,063
Valuation allowance	(1,550,714)	(639,063)

	$—	$754,000

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2003	2004	2005

Current income tax expense:
Federal	$—	$—	$—
State	—	—	—

	—	—	—

Deferred income tax benefit
Federal	—	—	(588,120)
State	—	—	(165,880)

	—	—	(754,000)

Total income tax benefit	$—	$—	$(754,000)

A reconciliation of the Company’s federal statutory tax rate to its effective rate is as follows:

	Years Ended December 31,
	2003	2004	2005

Income tax at federal statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax resulting from:
State taxes, net of federal benefit	6.3%	6.3%	6.3%
Permanent differences	0.0%	0.6%	2.3%
Utilization of net operating losses	0.0%	0.0%	0.0%
Change in valuation allowance	(40.3)%	(40.9)%	(270.0)%
Other	0.0%	0.0%	0.0%

	0.0%	0.0%	(227.4)%

As of December 31, 2005, the Company has federal and state net operating loss carryforwards of approximately $3,200,000 each, which begin to expire in 2006 through 2021 for state and federal purposes, respectively. A valuation allowance is established, if it is more likely than not, that all or a portion of the deferred tax asset will not be realized.

Pursuant to SFAS No. 109, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss carryforwards, and other temporary differences. Management has determined at this time that it is more likely than not that the Company will recognize a portion of the benefits of its federal and state deferred tax assets based on estimates of expected future income. Accordingly, in 2005 the Company released $754,000 of its valuation allowance. As a result, a valuation allowance of approximately $639,000 has been established at December 31, 2005. Prior to 2005 the Company’s valuation allowance increased by $374,207 during 2003 and decreased by $430,707 in 2004. The amount of the net deferred tax asset considered realizable at December 31, 2005 could be reduced or increased in the near term if estimates of future taxable income during the carryforward period change.

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may have limited or may limit in the future the amount of net operating loss carryforwards which could be utilized annually to offset future taxable income and income tax liabilities. The amount of any annual limitation is determined based upon the Company’s value prior to an ownership change.

WORLD ENERGY SOLUTIONS, INC.

Notes to Consolidated Financial Statements — (Continued)

NOTE 10 — COMMITMENTS

Leases

The Company leases certain equipment under capital leases that expire through December 2009 and are collateralized by the related equipment. The Company has accounted for these leases using an incremental borrowing rate of 8%. In December 2004, the Company entered into an operating lease for its office space under a five year agreement, paid in installments due the beginning of each month and expires in December 2009. Future aggregate minimum payments under capital and operating leases as of December 31, 2005 were as follows:

	Capital	Operating
	Leases	Leases

2006	$63,085	$89,320
2007	63,085	96,976
2008	44,031	96,976
2009	40,211	100,804

Total future minimum lease payments	210,412	$384,076

Less: amounts representing interest	29,160

Present value of future minimum lease payments	181,252
Less: current portion	49,507

Capital lease obligation, net of current portion	$131,745

The accompanying statement of operations for the years ended December 31, 2003, 2004, and 2005 includes approximately $37,000, $40,300, and $78,800 of rent expense, respectively and $19,700 and $24,200 for the three months ended March 31, 2005 and 2006, respectively.

Service Agreement

On February 2, 2005, the Company entered into a two year service agreement with an unrelated party for a hosting environment and dedicated server for the Company’s online energy procurement software. The terms of the agreement requires monthly payments of $600. The agreement expires on February 1, 2007.

NOTE 11 — SUBSEQUENT EVENTS

On June 19, 2006, the Company’s Board of Directors voted to retire 675,346 shares of its treasury stock, which had a cost of $151,953.

Through and including          , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

          Shares

Common Stock

PROSPECTUS

Sprott Securities (USA) Limited

          ,2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates, other than the SEC registration fee, and the Toronto Stock Exchange listing fee:

SEC registration fee	*
NASD fee	*
Sedar filing fees	*
Toronto Stock Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. We have included such a provision in our Restated Certificate of Incorporation.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Our Restated Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except to the extent not permitted under the General Corporation Law of Delaware.

Our Restated Certificate of Incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of us, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity or in any other capacity while serving as a director, officer, partner, employee or trustee, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Our Restated Certificate of Incorporation provides that we will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of us, or is or was serving, or has agreed to serve, at our request, as a director, officer, partner, employee or trustee of or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, or in any other capacity while serving as a director, officer, partner, employee or trustee, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of us, except that no indemnification shall be made with respect to any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to us, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expense (including attorney’s fees) which the Court of Chancery of Delaware shall deem proper. Notwithstanding the foregoing, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding, Indemnitee shall be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith.

Expenses must be advanced to an Indemnitee under certain circumstances.

The indemnification provisions contained in our Restated Certificate of Incorporation are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act of 1933, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

(1)	In November 2005, we granted a warrant to the Massachusetts Capital Resource Company exercisable for 3,000,000 shares of common stock at a price of $0.40 per share until June 30, 2013 or such time as that certain promissory note payable to Massachusetts Capital Resource Company is paid for in full. In the event that we complete a public offering prior to December 31, 2006 and list our common stock as set forth in the warrant, the warrant shall be exercisable to purchase 600,000 shares of common stock.

(2)	We have also agreed to issue to the lead-managing underwriter warrants to purchase shares (or shares if the over-allotment option is exercised in full) at a price of $ per share for a period of 18 months following the one-year anniversary of the closing of the offering.

(3)	From the period beginning August 1, 2003 through August 1, 2006, we have granted stock options under its stock option plans for an aggregate 4,363,029 of shares of common stock (net of exercises,

expirations and cancellations) at exercise prices of $0.025 to $0.95 per share. Options to purchase 8,982,806 shares of common stock have been exercised for an aggregate purchase price of $226,720.

(4)	From the period beginning August 1, 2003 through August 1, 2006, warrants to purchase 2,178,080 shares of common stock had been exercised for an aggregate price of $65,342.

No underwriters were involved in the foregoing sales of securities. The securities described in paragraphs 1 through 4 of Item 15 were issued to a combination of foreign and U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act of 1933 set forth in Section 4(2) or Regulation S thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our convertible preferred stock and warrants described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933 and that any resale must be made pursuant to a registration or an available exemption from such registration.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in paragraph 3 of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act of 1933.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act of 1933. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
No.		Description

1	.1*	Underwriting Agreement
3.1		Certificate of Incorporation of World Energy, as amended
3.2		By-laws of World Energy
3.3		Form of Certificate of Amendment of Certificate of Incorporation of World Energy to be effective immediately prior to effectiveness of this Registration Statement
3.4		Form of Amended and Restated Certificate of Incorporation of World Energy to be effective upon closing of the offering
3.5		Form of Amended and Restated By-laws of World Energy to be effective upon closing of the offering
4	.1*	Specimen Certificate evidencing shares of common stock
5	.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1++*	2003 Stock Incentive Plan
10	.2++*	2006 Stock Incentive Plan
10.3		Note and Warrant Purchase Agreement, dated November 7, 2005, between World Energy and Massachusetts Capital Resource Company
10.4		Subordinated Note due 2013, dated November 7, 2005
10.5		Voting Common Stock Purchase Warrant, dated November 7, 2005
10.6		Form of Common Stock Purchase Warrants
10	.7*	Solicitation/Contract/Order for Commercial Items, dated September 28, 2005, between U.S. General Services Administration and World Energy
10	.8*	Agreement to Provide Software and Support for a Reverse Energy Auction Procurement to the Maryland Department of General Services, dated March 16, 2006, by and between World Energy and the State of Maryland
10	.9 *	Contract, dated January 9, 2006, by and between Montgomery County, Maryland and World Energy

Exhibit
No.		Description

10	.10 *	Emergency Purchase/Interim Agreement, dated March 28, 2006, by and between the Commonwealth of Pennsylvania, Department of General Services and World Energy
10	.11*	Professional Services Agreement, dated June 1, 2005, between World Energy and Science Applications International Corporation
10	.12*	Escrow Agreement
10	.13++	Offer letter agreement, dated October 1, 2003, between World Energy and Philip V. Adams
10	.14++	Offer letter agreement, dated April 5, 2006, between World Energy and James Parslow
10.15		Lease, dated September 8, 2004, between Sovereign Bank and World Energy
10.16		Lease, dated June 21, 2006, between Roosevelt Land, LP and World Energy
23.1		Consent of UHY LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24.1		Power of Attorney (see page II-5)
99.1		Consent of Person Named to Become a Director

*	To be filed by amendment.

++	Indicates a management contract or any compensatory plan, contract or arrangement.

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules.

None

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Worcester, Massachusetts on August 11th, 2006.

World Energy Solutions, Inc.

By:	/s/ Richard Domaleski
Richard Domaleski
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard Domaleski, Philip Adams and James Parslow, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this Registration Statement on Form S-1 and (2) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Richard Domaleski Richard Domaleski	Chief Executive Officer and Director (principal executive officer)	August 11, 2006

/s/ James Parslow James Parslow	Chief Financial Officer (principal financial and accounting officer)	August 11, 2006

/s/ Edward Libbey Edward Libbey	Director	August 11, 2006

/s/ Nicholas Zaldastani Nicholas Zaldastani	Director	August 11, 2006

/s/ Patrick Bischoff Patrick Bischoff	Director	August 11, 2006

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Underwriting Agreement
3.1		Certificate of Incorporation of World Energy, as amended
3.2		By-laws of World Energy
3.3		Form of Certificate of Amendment of Certificate of Incorporation of World Energy to be effective immediately prior to effectiveness of this Registration Statement
3.4		Form of Amended and Restated Certificate of Incorporation of World Energy to be effective upon closing of the offering
3.5		Form of Amended and Restated By-laws of World Energy to be effective upon closing of the offering
4	.1*	Specimen Certificate evidencing shares of common stock
5	.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1++*	2003 Stock Incentive Plan
10	.2++*	2006 Stock Incentive Plan
10.3		Note and Warrant Purchase Agreement, dated November 7, 2005, between World Energy and Massachusetts Capital Resource Company
10.4		Subordinated Note due 2013, dated November 7, 2005
10.5		Voting Common Stock Purchase Warrant, dated November 7, 2005
10.6		Form of Common Stock Purchase Warrants
10	.7*	Solicitation/Contract/Order for Commercial Items, dated September 28, 2005, between U.S. General Services Administration and World Energy
10	.8*	Agreement to Provide Software and Support for a Reverse Energy Auction Procurement to the Maryland Department of General Services, dated March 16, 2006, by and between World Energy and the State of Maryland
10	.9*	Contract, dated January 9, 2006, by and between Montgomery County, Maryland and World Energy
10	.10 *	Emergency Purchase/Interim Agreement, dated March 28, 2006, by and between the Commonwealth of Pennsylvania, Department of General Services and World Energy
10	.11*	Professional Services Agreement, dated June 1, 2005, between World Energy and Science Applications International Corporation
10	.12*	Escrow Agreement
10	.13++	Offer letter agreement, dated October 1, 2003, between World Energy and Philip V. Adams
10	.14++	Offer letter agreement, dated April 5, 2006, between World Energy and James Parslow
10.15		Lease, dated September 8, 2004, between Sovereign Bank and World Energy
10.16		Lease, dated June 21, 2006, between Roosevelt Land, LP and World Energy
23.1		Consent of UHY LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24.1		Power of Attorney (see page II-5)
99.1		Consent of Person Named to Become a Director

*	To be filed by amendment.

++	Indicates a management contract or any compensatory plan, contract or arrangement.

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.